UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 3)

(Mark One)

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number [        ]

Integrated Media Technology Limited

(Formerly known as China Integrated Media Corporation Limited)

(Exact name of Registrant as specified in its charter

and translation of Registrant’s name into English)

Australia

(Jurisdiction of incorporation or organization)

Mr. Con Unerkov, Non-executive Director

Level 7, 420 King William Street, Adelaide, SA 5000, Australia

Phone +61 8 7324 6018 Fax:+61 8 8312 0248

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered or to be registered
Ordinary Shares	The NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The number of ordinary shares, as of May 8, 2017 is 2,643,611

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐   Yes     ☒   No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     ☐   Yes     ☐   No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     ☐   Yes     ☐   No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).     ☐   Yes     ☐   No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.     ☐   Item 17     ☐   Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).      ☐   Yes     ☐   No

i

EXPLANATORY NOTE

This Amendment No. 3 (Amendment No. 3) to Integrated Media Technology Limited’s registration statement Form 20-F hereby incorporates the reverse share split of 1-for-30 of our Company’s shares on May 3, 2014. This Form 20-F registration statement was originally filed with the Securities Exchange Commission (“SEC”) on March 6, 2017 when we release the draft Form 20-F registration statement on the SEC website and the updated Consent Letter from the reporting accountants in Exhibit 15.1. We further submitted Amendment No. 1 on the SEC website on April 5, 2017 to incorporate the latest audited consolidated financial statements of the Company for the year ended December 31, 2016 in removing the comparative balances for the year ended December 31, 2013. We then submitted Amendment No. 2 on the SEC website on April 19, 2017 to incorporate i) additional disclosure on Other Operating Expenses in Item 5 and in Note 8 to the financial statements, ii) additional disclosures on Trade and Other Accounts Receivables in Item 5 and in the Note 13 to the financial statements, iii) updated the credit risk exposure section of Note 29(f) of the financial statements iv) updated Consent Letter from the reporting accountants in Exhibit 15.1 and v) updated the Explanatory Note to remove qualifications.

INTRODUCTION

Integrated Media Technology Limited was incorporated under the laws of the Commonwealth of Australia on August 8, 2008. The principal listing of our ordinary shares and to purchase our ordinary shares is the Australian Securities Exchange, or ASX. We are filing this registration statement on Form 20-F in anticipation of the listing of common stock on the NASDAQ Capital Market under the symbol “IMTE”. We will appoint an agent to act as our share registrar and transfer agent to register and deliver our ordinary shares in the United States for the Nasdaq Stock Market. As used in this registration statement, the terms “we,” “us,” “our”, “IMT”, and the “Company” mean Integrated Media Technology Limited and its subsidiaries, unless otherwise indicated.

Our consolidated financial statements appearing in this registration statement on Form 20-F are prepared in Australian dollars and in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Our consolidated financial statements appearing in this registration statement on Form 20-F comply with both the IFRS and Australian equivalents to IFRS, or A-IFRS. Compliance with Australian Accounting Standards ensures that the financial statements and notes also comply with IFRS.

In this registration statement, all references to “U.S. dollars” or “US$” are to the currency of the United States of America, and all references to “Australian dollars” or “A$” are to the currency of Australia.

Statements made in this registration statement on Form 20-F concerning the contents of any contract, agreement or other documents are summaries of such contracts, agreements or documents and are not complete descriptions of all of their terms. If we filed any of these documents as an exhibit to this registration statement or to any registration statement or annual report that we previously filed, you may read the document itself for a complete description of its terms.

Except for the historical information contained in this registration statement on Form 20-F, the statements contained in this registration statement on Form 20-F are “forward-looking statements” which reflect our current view with respect to future events and financial results. We urge you to consider that statements which use the terms “anticipate,” “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate,” and similar expressions are intended to identify forward-looking statements. We remind investors that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof. Please see the Risk Factors section that appears in “Item 3. Key Information – D. Risk Factors.”

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

For the names, business addresses and functions of our directors and senior management, see “Item 6. Directors, Senior Management and Employees – A. Directors and Senior Management” and “Item 6. Directors, Senior Management and Employees – C. Board Practices.”

B.	Advisers

Our principal legal adviser is The Law Offices of David E Price, #3 Bethesda Metro Center, Suite 700, Bethesda, Md, 20814, United States of America.

C.	Auditors

Our statutory auditor for Australia reporting purposes is StewartBrown Audit Services Pty Limited of Level 1, 104 Frome Street, Adelaide SA 5000 Australia.

Our registered PCAOB auditor for U.S. reporting purposes for fiscal years ended December 31, 2014, 2015 and 2016 is HKCMCPA Company Limited of 15/F, Aubin House, 171 & 172 Gloucester Road, Wanchai, Hong Kong.

Please see “Part II Item 16F. Change in Registrant’s Certifying Accountant” for further information.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

Our consolidated financial statements appearing in this registration statement on Form 20-F comply with both the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board and Australian equivalents to IFRS, or A-IFRS. Compliance with Australian Accounting Standards ensures that the financial statements and notes also comply with IFRS.

The following selected consolidated financial data as of December 31, 2016 and 2015 and for the fiscal years ended December 31, 2016, 2015 and 2014 have been derived from our audited consolidated financial statements and notes thereto included elsewhere in this registration statement on Form 20-F, on a post-reverse split basis. The selected consolidated financial data as of June 30, 2016 and for the six months ended June 30, 2016 and 2015 have been derived from our unaudited consolidated financial statements and notes thereto included elsewhere in this registration statement on Form 20-F, on a post-reverse split basis. This data should be read together with, and is qualified in its entirety by reference to, “Item 5. Operating and Financial Review and Prospects” as well as our consolidated financial statements and notes thereto appearing in “Item 18. Financial Statements” of this registration statement on Form 20-F.

The selected financial data are presented in Australian dollars (A$) (except as otherwise noted).

Consolidated Statement of Profit or Loss and other Comprehensive Income Data:

	Six Months Period Ended June 30,		Year Ended December 31,
	2016	2015	2016	2015	2014	2013	2012(1)
	(Unaudited)	(Unaudited)	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
	(in A$, except share amounts)		(in A$, except share amounts)
Total revenue	6,216,713	668,160	14,039,248	7,306,699	597,626	1,576,139	185,865
Cost of sales	(926,343)	(409,784)	(2,027,743)	(2,984,291)	(263,805)	(1,095,642)	-
Depreciation and amortization expenses	(1,108,030)	(90,096)	(2,147,231)	(383,635)	(124,335)	(108,927)	(70,165)
Corporate administrative expenses	(1,133,294)	(643,466)	(2,447,545)	(1,432,564)	(389,868)	(662,120)	(99,058)
Loss on financial assets at fair value through profit or loss	-	(6,245)	-	-	(551,787)	-	(455,815)
Loss on disposal of a subsidiary	-	-	(872)	-	-	-	-
Other operating expenses	(705,330)	(62,791)	(1,728,184)	(506,245)	(167,339)	(50,751)	(45,757)
Finance costs	-	-	(73,666)	-	-	-	-
Income tax (expense) / credit	(583,809)	-	(2,018,939)	356,158	-	-	-
Net profit / (loss)	1,759,907	(544,222)	3,595,068	2,356,122	(899,508)	(341,301)	(484,930)
Profit / (loss) per share – basic and diluted (post-reverse split)	67 cents	(31 cents)	136 cents	118 cents	(51 cents)	(20 cents)	(42 cents)
Weighted average number of ordinary shares outstanding (post-reverse split) – basic and diluted	2,643,611	1,771,985	2,643,611	1,922,143	1,763,762	1,677,122	1,167,095

Consolidated Statement of Financial Position Data:

	As of June 30	As of December 31
	2016	2016	2015	2014	2013	2012(1)
	(Unaudited)	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)

Cash and cash equivalents	3,877,420	1,820,994	6,883,196	2,227,715	1,422,757	26,267
Working capital	10,019,506	8,263,311	7,642,256	3,030,501	3,383,367	305,643
Total assets	37,666,505	43,481,437	37,271,467	3,392,353	3,878,049	1,739,781
Long-term debt	24,011,443	22,657,065	24,464,929	-	-	-
Total shareholders’ equity	12,316,812	14,354,982	11,086,012	3,305,937	3,837,438	308,129

(1)	The consolidated financial statements for the years ended December 31, 2012 was audited by a local statutory auditor in Australia for compliance and reporting purposes.

(2)	All previously reported share and per share amounts have been restated to reflect the reverse stock split of thirty-to-one effective on May 8, 2017.

Exchange Rate Information:

The Company publishes its consolidated financial statements in Australian dollars. In this Registration Statement and the Annual Report, references to dollars, “$” or “A$” are to Australian dollars currency and references to “U.S. dollars” or “US$” are to U.S. currency. Solely for informational purposes, this Registration Statement and the Annual Report contains translations of certain Australian dollars into or from U.S. dollars at specified rates. These translations should not be construed as representations that the Australian dollars amounts actually represent such U.S. dollar amounts or could be converted into or from U.S. dollars at the rate indicated or at any other rate. Unless otherwise stated herein, the translations of Australian dollars into or from U.S. dollars have been made at $1.00 to US$0.723, the Buying Rate on December 31, 2016.

The following tables set forth, for the periods and dates indicated, certain information regarding the rates of exchange of A$1.00 into US$ based on the noon market buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate. The period average data set forth below is the average of the last day of each full month during the period.

Exchange rate as of December 31, 2016: A$1.00 is US$0.723

Year Ended December 31,	At Period End	Average Rate	High	Low
	US$	US$	US$	US$
2012	1.0393	1.0359	1.0806	0.9688
2013	0.8929	0.9683	1.0579	0.8858
2014	0.8173	0.9034	0.9488	0.8097
2015	0.7286	0.7522	0.8212	0.6917
2016	0.7230	0.7445	0.7817	0.6855

Month	High	Low
	US$	US$
January 2016	0.7166	0.6855
February 2016	0.7238	0.7058
March 2016	0.7677	0.7172
April 2016	0.7817	0.7504
May 2016	0.7641	0.7184
June 2016	0.7598	0.7225
July 2016	0.7632	0.7453
August 2016	0.7717	0.7516
September 2016	0.7676	0.7470
October 2016	0.7715	0.7545
November 2016	0.7733	0.7345
December 2016	0.7512	0.7174

B.	Capitalization and Indebtedness

As of December 31, 2016, our capitalization was A$14,354,982 and our indebtedness was A$29,126,455 all of which are non-secured and not guaranteed. Please refer to “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources” for further information.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

The following risks relate specifically to our business and should be considered carefully. Our business, financial condition and results of operations could be harmed by any of the following risks. The risks and uncertainties described below are not the only ones that we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business. If any of the following risks and uncertainties develops into actual events, our business, financial condition and results of operations could be materially and adversely affected, and the trading price of our ordinary shares could decline. As a result of the above factors, the trading price of our ordinary shares could decline and the holders could lose part or all of their investment.

Risks Related to Our Business

We have a history of operating losses until recently and may not maintain profitability in the future

We are a company at an early stage in the development of its 3D products and our success is uncertain. Unless we are able to generate sufficient and consistent product revenue, we will continue to incur losses from operations and may not achieve or maintain profitability. As of December 31, 2016, we had a retained surplus of A$3,589,998. For the year ended December 31, 2016 we recorded profit of A$3,595,068. The profit was the result of sales of our ASD products and software, technology solutions and 2D to 3D auto conversion workstations. Unless we continue to sell these 3D products and services, we will continue to incur losses from operations and we expect the costs of 3D development to increase over the next years as we continue to innovate our technologies and products. Because of the numerous risks and uncertainties associated with the development, manufacturing, sales and marketing of 3D products and services, we may experience larger than expected future losses and may never become profitable again. Our current or any future products many not be successfully developed, and if successfully developed, may not generate sufficient revenue to enable us to maintain profitability.

If we fail to remain profitable, or if we are unable to fund our continuing operations, our business will be harmed and the holders of our ordinary shares could lose all or part of their investment. There is a substantial risk that we may not be able to complete the development of our current 3D products or develop other 3D products. We will rely on 2D to 3D auto conversion workstation and our other 3D products to generate revenues for us in the future. It is possible that none of them will be successfully commercialized, which would prevent us from maintaining profitability.

We have a limited operating history, and it may be difficult for potential investors to evaluate our business

The 3D display operation commenced in 2013 and our audio division was started in 2015, both with relatively short history. Our limited operating history makes it difficult for potential investors to evaluate our business or prospective operations with long term view. We are subject to all the risks inherent in the initial organization, financing, expenditures, complications and delays inherent in a relatively new business. Both our display and audio businesses faced delays in sales and financing from suppliers due to our new entry into the market. Our products are new in the market and face challenges in consumer recognition and acceptance, where more established players and products have better resources to penetrate the markets. Moreover as a new entrant in the competitive electronics market, we face many questions on our company, organization, finances and product information before electronic distributors are willing to carry our products into their network. Thus it takes additional time to establish distributor network for our products and also for these distributors to accept our products into their network. Our products may never be accepted by distributors and thereby hinder our ability to sell our products in the target markets. Investors should evaluate an investment in us in light of the uncertainties encountered by such companies in a competitive environment. Our business is dependent upon the implementation of our business plan, as well as the ability of our continuous innovation of both the 3D products and audio products. There can be no assurance that our efforts will be successful or that we will be able to attain profitability.

We will require additional financing in the future to sufficiently fund our operations, research and development activities

We have been incurring losses until recently and may continue to incur losses as we continue our 3D development. Our actual cash requirements may vary from those now planned and will depend upon many factors, including: the continued progress of our research and development programs; the timing, costs and results of product development; the commercial potential of our products; our ability to outsource manufacturing capabilities; and the status and timing of competitive developments.

We anticipate that as the development of 3D products and its associated costs increase we will require additional funds to achieve our long-term goals of commercialization and further development of other 3D products. In addition, we will require funds to defend intellectual property rights, outsource manufacturing capacity, develop marketing and sales capability and fund operating expenses. We intend to seek such additional funding through public or private financings and/or through licensing of our intellectual properties or other arrangements with corporate partners. However, such financing, licensing opportunities or other arrangements may not be available from any sources on acceptable terms, or at all. Any shortfall in funding could result in our having to curtail or cease our operations including our research and development activities, which would harm our business, financial condition and results of operations.

We have limited cash resources and if we cannot raise additional funds or generate more revenues, we will not be able to pay our vendors and will probably not be able to continue as a going concern

We will need to raise additional funds to pay outstanding debts, vendor invoices and execute our business plan. Our future cash flows depend on our ability to enter into, and be paid under, contracts with our distributors for the 3D and consumer electronics business. There can be no assurance that additional funds will be available when needed from any source or, if available, will be available on terms that are acceptable to us.

We may be required to pursue sources of additional capital through various means, including joint venture projects and debt or equity financings. Future financings through equity investments will be dilutive to existing stockholders. Also, the terms of securities we may issue in future capital transactions may be more favorable for our new investors. Newly issued securities may include preferences, superior voting rights, and the issuance of warrants or other convertible securities, which will have additional dilutive effects. Further, we may incur substantial costs in pursuing future capital and/or financing, including investment banking fees, legal fees, accounting fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we may issue, such as convertible notes and warrants, which will adversely impact our financial condition and results of operations.

Our ability to obtain needed financing may be impaired by such factors as the weakness of capital markets and the fact that we have not been profitable, which could impact the availability or cost of future financings. If the amount of capital we are able to raise from financing activities, together with our revenues from operations, is not sufficient to satisfy our capital needs, even to the extent that we reduce our operations accordingly, we may be required to cease operations.

Our limited operating history and rapidly evolving business makes it difficult for us to accurately forecast revenues and expenses

We have a limited operating history on which to base an evaluation of our business and prospects. Our operating results may fluctuate as a result of a number of factors, many of which are outside of our control. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our prospects must be considered in light of inherent risks, expenses, and difficulties encountered by companies in their early stages of development, particularly in new and evolving markets.

We have generated losses for the past years until recently as our 3D business has experienced early success of its ASD products and software, and 2D to 3D auto conversion workstations and the audio division achieved mild success in 2015. However our future prospects are uncertain in light of the risks and uncertainties experienced by early stage companies in evolving electronic technology industries. Due to our short history, it is difficult for us to predict future revenues and operating expenses. We based our expense levels, in part, on our expectations of future revenues from anticipated transactions. If our 3D and audio business develops slower than we expect, our profit may decline or we may incur losses, we may then have to curtail part of our business plan and the market price of our stock may decline.

Some of the other risks and uncertainties of our business relate to our ability to:

-  offer new and innovative 3D products and services to attract and retain customer base;

-  attract customers;

-  increase awareness of our audio brand and continue to develop consumer and customer loyalty;

-  respond to competitive market conditions;

-  respond to changes in our regulatory environment;

-  manage risks associated with intellectual property rights;

-  maintain effective control of our costs and expenses;

-  raise sufficient capital to sustain and expand our business;

-  attract, retain and motivate qualified personnel; and

-  upgrade our technology to support increased traffic and expanded services.

If we are unsuccessful in addressing any of these risks and uncertainties, our business may be materially and adversely affected.

The development of our business is dependent upon the completion and integration of acquisitions and other transactions that have only recently occurred or not yet closed

Our principal focus is on our 3D products and services businesses. We have closed the acquisition of Marvel Digital Limited (“MDL”) and other potential acquisitions have not closed to date and may never close. Accordingly, it is difficult to evaluate our business based upon our historical financial results, including those for the year ended December 31, 2015. Even when we close acquisitions like MDL, our business will not be successful if we are unable to successfully operate and integrate the businesses we acquire. We expect to continually look for new businesses to acquire to maintain and sustain our operations. If we fail to identify such business, are unable to acquire such businesses on reasonable terms, or fail to successfully integrate such businesses, our operating results and prospects could be harmed.

Our audio business depends on a strong brand, and if we are not able to maintain and enhance the brand, our business and operating results may be harmed

We believe that recognition of the audio brand will contribute significantly to the success of our business. We also believe that maintaining and enhancing our brand is critical to expanding our customer base. As our market becomes increasingly competitive, maintaining and enhancing our brand will depend largely on our ability to fund the advertising and promotion campaigns, which may be increasingly difficult and expensive.

We face significant competition and may suffer from a loss of customers as a result

We expect to face significant competition in our 3D display and audio businesses, particularly from other companies that seek to provide similar products and services. Many of these competitors have significantly greater financial resources and more personnel than we do. They may also have longer operating histories and more experience in attracting, retaining and managing customers. They may use their experience and resources to compete with us in a variety of ways, including by competing more for users, customers, distributors, media channels and by investing more heavily in research and development and making acquisitions. If we fail to compete effectively, our business, financial condition and results of operation will be adversely affected.

Our research and development efforts will be seriously jeopardized if we are unable to attract and retain key personnel and cultivate key academic and scientific collaborations

We are a company with 74 employees as of December 31, 2016. Our success is highly dependent on the continued contributions of our principal management and technology personnel and on our ability to develop and maintain important relationships with leading academic institutions. Competition among technology companies for qualified employees is intense, and we cannot be certain that we will be able to continue to attract and retain qualified scientific and management personnel critical to our success. We also have relationships with leading academic and technology collaborators who conduct research at our request or assist us in formulating our research and development strategies. These academic and technology collaborators are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us.

We may need to rely on the marketing and distribution capabilities of third parties

As a company, we currently have limited experience in marketing, sales or distribution of consumer electronics products. If we develop any commercially marketable consumer electronics products, we may be required to enter into marketing arrangements with other parties who have established appropriate marketing, sales and distribution capabilities. We cannot make any assurances that we will be able to enter into marketing arrangements with any marketing partner or that if such arrangements are established, our marketing partners will be able to commercialize our products successfully. Other companies offering similar or substitute products may have well-established and well-funded marketing and sales operations in place that will allow them to market their products more successfully. Failure to establish sufficient marketing capabilities may have a material adverse impact on our potential revenues and results of operations. Alternatively, if we decide to perform our own sales and marketing activities, we will require additional management, will need to hire sales and marketing personnel, and will require additional capital. We cannot make any assurances that qualified personnel will be available in adequate numbers or at a reasonable cost, that additional financing will be available on acceptable terms, or at all, or that our sales staff will achieve success in their marketing efforts.

Exchange rate fluctuations will continue to affect our reported results of operations

The functional currency of each of our Group's entities is measured using the currency of the primary economic environment in which that entity operates. For our operations in Hong Kong and China, the functional currency for the companies operating in these territories will have a functional currency of Hong Kong dollars and Chinese Renminbi, respectively. Substantially all of our revenues are realized, and a significant portion of our operating costs are incurred, in Hong Kong dollars and Chinese Renminbi. Movement in currency exchange rates will affect cash denominated in U.S. dollars and Australian dollars and therefore will affect our reported results of operations.

We have limited manufacturing experience with our product candidates. Delays in manufacturing sufficient quantities of products may negatively impact our business and operations

We have limited manufacturing experience. Our main focus is on pre-mass production manufacturing whilst we subcontract the mass production manufacturing to qualified manufacturers. Should we obtain test orders, we may not be able to manufacture sufficient quantities in a cost-effective or timely manner which would hinder the commercialization of the product, and reduce or prevent potential revenues. We may need to develop additional manufacturing resources, enter into collaborative arrangements with other parties, or have third parties manufacture our products on a contract basis. We may not have access, on acceptable terms, to the substantial financing that would be required to scale-up production and develop commercial manufacturing processes. We may not be able to enter into collaborative or contractual arrangements on acceptable terms with third parties that will meet our requirements for quality, quantity and timeliness. Such delays and hurdles could harm our business, financial condition and results of operations.

To the extent we rely significantly on contractors, we will be exposed to risks related to the business conditions of our contractors

We are a small company, with few test manufacturing staff and small assembly facilities. We rely on a variety of contractors to manufacture our products. Adverse events that affect one or more of our contractors could adversely affect us, such as:

•	a contractor is unable to retain key staff that have been working on our manufacturing orders;
•	a contractor produces substandard products that are unacceptable to clients;
•	a contractor is unable to sustain operations due to financial or other business issues;
•	a contractor loses its business permits or licenses that may be required to manufacture our products; or
•	errors, negligence or misconduct that occur within a contractor may adversely affect our business concerns although we may not be directly responsible.

To the extent we are able to enter into collaborative arrangements or strategic alliances, we will be exposed to risks related to those collaborations and alliances

An important element of our strategy for developing, manufacturing and commercializing our 3D products is entering into partnerships and strategic alliances with other electronics and distribution companies or other industry participants to advance our development and distribution capabilities and enable us to maintain our financial and operational capacity. We may not be able to negotiate alliances on acceptable terms, if at all. Although we are not currently party to any collaborative arrangement or strategic alliance that we believe is material to our business, in the future we may rely on collaborative arrangements or strategic alliances to complete the development and commercialization of some of our 3D products. Although we have no specific reason to believe that we will be at a disadvantage when negotiating such collaborative arrangements or strategic alliances, our negotiating position will be influenced by our financial capacity at the relevant time to continue the development and commercialization of the relevant 3D products, as well as the timing of any such negotiations and the stage of development of the relevant product candidate. These arrangements may result in us receiving less revenue than if we sold such products directly, may place the development, sales and marketing of our products outside our control, may require us to relinquish important rights or may otherwise be on terms unfavorable to us. Collaborative arrangements or strategic alliances will subject us to a number of risks, including the risk that:

•	we may not be able to control the amount and timing of resources that our strategic partners/collaborators may devote to the 3D products;
•	our strategic partners/collaborators may experience financial difficulties;
•	we may be required to relinquish important rights such as marketing and distribution rights;
•	business combinations or significant changes in a collaborator’s business strategy may also adversely affect a collaborator’s willingness or ability to complete its obligations under any arrangement;
•	a collaborator could independently move forward with a competing product developed either independently or in collaboration with others, including our competitors; and
•	collaborative arrangements are often terminated or allowed to expire, which would delay the development and may increase the cost of developing our product candidates.

We may face intellectual property infringement claims and other related claims that could be time-consuming and costly to defend and may result in our inability to continue providing certain of our existing services

Technology and service companies are frequently involved in litigation based on allegations of infringement of intellectual property rights, unfair competition, and invasion of privacy, defamation and other violations of third-party rights. The validity, enforceability and scope of protection of intellectual property, particularly in China, are uncertain and still evolving. In addition, many parties are actively developing and seeking protection for electronics technologies, including seeking patent protection. There may be patents issued or pending that are held by others that cover significant aspects of our technologies, products, business methods or services. As we face increasing competition and as litigation becomes more common in China and Hong Kong and elsewhere in Asia for resolving commercial disputes, we face a higher risk of being the subject of intellectual property infringement claims.

Intellectual property litigation is expensive and time consuming and could divert resources and management attention from the operations of our businesses. If there is a successful claim of infringement, we may be required to pay substantial fines and damages or enter into royalty or license agreements that may not be available on commercially acceptable terms, if at all. Our failure to obtain a license of the rights on a timely basis could harm our business. Any intellectual property litigation could have a material adverse effect on our business, financial condition or results of operations.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include in its annual report a management report on such company's internal controls over financial reporting which contains management's assessment of the effectiveness of the company's internal controls over financial reporting. In addition, if the Company qualifies under certain revenue or market capitalization test an independent registered public accounting firm must attest to and report on management's assessment of the effectiveness of the company's internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of the company’s internal controls over financial reporting. These requirements may first apply to our annual report on Form 20F for the fiscal year ending December 31, 2016. Our management may conclude that our internal controls over financial reporting are not effective. Moreover, even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may still decline to attest to our management's assessment or may issue a report that is qualified if they are not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We are a company with a small team of accounting personnel and other resources with which to address our internal financial controls and procedures. If we fail to timely achieve and maintain the adequacy of our internal financial controls, we may not be able to conclude that we have effective internal controls over financial reporting at a reasonable assurance level. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the market price of our shares.

If we fail to attract customers for our 3D products or services, our growth prospects could be seriously harmed

Our distributors will not work with us if our products and services offerings do not sell well or do not have adequate sales margin for their sales channels. In addition, our customers will not maintain their business relationships with us if we cannot secure attractive competitive product and service offerings. Failure to retain customers, distributors or channel partners could seriously harm our business and growth prospects.

Because we primarily rely on distributors in distributing 3D display technology and system, our failure to retain key distributors or attract additional distributors could materially and adversely affect our business

For our 3D business, we mainly rely on distributors to sell our products and services. If our distributors do not provide quality services to its customers, they may lose customers and our results of operations may be materially and adversely affected indirectly. We will sign distributing agreements with our distributors, although we may not sign any long-term agreements with them, but we cannot assure that we can maintain favorable relationships with them. Our distribution arrangements will be non-exclusive. Furthermore, some of our potential distributors may have contracts with our competitors or potential competitors and may not sign distribution agreements with us. If we fail to retain our key distributors or attract additional distributors on terms that are commercially reasonable, our business and results of operations could be materially and adversely affected.

We may not be able to manage our expanding operations effectively

We acquired Marvel Digital Limited in September 2015. We anticipate continuous developing of our business in 2016 as we focus growth in our customer base through expanding our network and channel partners. To manage the potential growth of our operations and personnel, we will be required to improve operational and financial systems, procedures and controls, and expand, train and manage our growing employee base. Furthermore, our management will be required to maintain and expand our relationships with our distributors. We cannot assure that our current and planned personnel, systems, procedures and controls will be adequate to support our future operations.

The recent global economic and financial market crisis has had and may continue to have a negative effect on our business and results of operations

Global economic conditions could have a negative effect on our business and results of operations like the global economic and stock market downturn in 2015 when economic activity in China and throughout much of the world has also undergone a sudden, sharp economic downturn. As a result the global credit and liquidity have tightened in much of the world. Some of our potential customers in China and Hong Kong may face business downturn and credit issues, and could experience cash flow problems and other financial hardships, which could affect timeliness of doing business with us.

Changes in governmental banking, monetary and fiscal policies to restore liquidity and increase credit availability may not be effective in alleviating the global economic declines. It is difficult to determine the breadth and duration of the economic and financial market problems and the many ways in which they may affect our customers and our business in general. Nonetheless, continuation or further worsening of these difficult financial and macroeconomic conditions could have a significant effect on our business and results of operations.

Capital markets are currently experiencing a period of dislocation and instability, which has had and could continue to have a negative impact on the availability and cost of capital

The general disruption in the U.S. and Australia capital markets has impacted the broader financial and credit markets and reduced the availability of debt and equity capital for the market as a whole. These conditions could persist for a prolonged period of time or worsen in the future. Our ability to access the capital markets may be restricted at a time when we would like, or need, to access such markets, which could have an impact on our flexibility to react to changing economic and business conditions. The resulting lack of available credit, lack of confidence in the financial sector, increased volatility in the financial markets and reduced business activity could materially and adversely affect our business, financial condition, results of operations and our ability to obtain and manage our liquidity. In addition, the cost of debt financing may be materially adversely impacted by these market conditions.

The success of our business depends on the continuing contributions of Dr. Herbert Ying Chiu Lee and other key personnel who may terminate their employment with us at any time, and we will need to hire additional qualified personnel

We rely heavily on the services of Dr. Herbert Ying Chiu Lee, our director and Chief Executive Officer, as well as a few other management personnel. Loss of the services of any such individuals would adversely impact our operations. In addition, we believe our technical personnel represent a significant asset and provide us with a competitive advantage over many of our competitors and that our future success will depend upon our ability to retain these key employees and our ability to attract and retain other skilled financial, engineering, technical and managerial personnel. We do not currently maintain any "key man" life insurance with respect to any of such individuals.

Our success depends on the continuing efforts of our senior management team and other key personnel and our business may be harmed if we lose their services

Our future success depends heavily upon the continuing services of the members of our senior management. If one or more of our senior executives or other key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, and our business may be disrupted and our financial condition and results of operations may be materially and adversely affected. Competition for senior management and key personnel is intense, the pool of qualified candidates is very limited, and we may not be able to retain the services of our senior executives or key personnel, or attract and retain high-quality senior executives or key personnel in the future.

In addition, if any member of our senior management team or any of our other key personnel joins a competitor or forms a competing company, we may lose customers, distributors, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement with us which contains confidentiality and non-competition provisions. Legal proceedings to enforce such provisions would be costly in both money and management time and such provisions may not be enforced or enforceable.

Our research and development efforts will be jeopardized if we are unable to retain key personnel and cultivate key academic and technology collaborations

Our future success depends to a large extent on the continued services of our senior management and key technology personnel. We are currently in the process of obtaining key man insurance for key management personnel. We are not aware that any member of our senior management personnel is contemplating ending their relationship with IMT. Competition among technology companies for qualified employees is intense and we may not be able to attract and retain personnel critical to our success. Our success depends on our continued ability to attract, retain and motivate highly qualified management, technology personnel, manufacturing personnel, sales and marketing personnel and on our ability to develop and maintain important relationships with researchers, scientists and leading academic institutions. If we fail to identify, attract, retain and motivate these highly skilled personnel, we may be unable to continue our development and commercialization activities.

We rely on highly skilled personnel and if we are unable to retain or motivate key personnel or hire qualified personnel, we may not be able to grow effectively

Our performance and future success depends on the talents and efforts of highly skilled individuals. We will need to continue to identify, hire, develop, motivate and retain highly skilled personnel for all areas of our organization. Competition in our industry for qualified employees is intense. Our continued ability to compete effectively depends on our ability to attract new employees and to retain and motivate our existing employees.

As competition in our industry intensifies, it may be more difficult for us to hire, motivate and retain highly skilled personnel. If we do not succeed in doing so, we may be unable to grow effectively.

We have no business insurance coverage

We do not have any business liability or disruption insurance coverage for our operations in China and Hong Kong. Any business disruption, litigation or natural disaster may result in our incurring substantial costs and the diversion of our resources.

We are exposed to risks associated with the ongoing financial crisis and weakening global economy, which increase the uncertainty of consumers purchasing products and/or services

The recent severe tightening of the credit markets, turmoil in the financial markets, and weakening global economy are contributing to a decrease in spending by consumers.  If these economic conditions are prolonged or deteriorate further, the market for our products and services will decrease accordingly.

Our Company may experience, and continues to experience, rapid growth in operations, which may place, and may continue to place, significant demands on its management, operational and financial infrastructure

If the Company does not effectively manage its growth, the quality of its products and services could suffer, which could negatively affect the Company's brand and operating results. To effectively manage this growth, the Company will need to continue to improve its operational, financial and management controls and its reporting systems and procedures. Failure to implement these improvements could hurt the Company's ability to manage its growth and financial position.

Our Company's business faces inherent risk in the electronics and digital media industries for 3D products and services

Our Group's business is subject to certain risks inherent in the electronics and digital advertising industries for 3D products and services. Our Group's revenue and operating results could be adversely affect by many factors which include, amongst others, changes in general economic, business and credit conditions, fluctuation in foreign exchange rates, changes in demand for and market acceptance of our products and services, our ability to introduce new products and services and enhancements in a timely manner, rapid technological changes, increase in operating expenses, lower profit margins due to pricing competition and delay in expansion plans.

Our Group seeks to limit these business risks through, inter-alia prudent management policies, keeping abreast with new developments and technologies in the relevant industries and maintaining good relationship with customers and suppliers. However there can be no assurance that any changes in these factors will not have any material adverse effect on our Group's business.

Our Company's business faces competition from local and foreign competitors

Our Group faces competition from both local and foreign competitors which offer similar products that of our Group offerings. Increased competition could result in competitive pricing resulting in lower profit margins. However, our Group believes that we have competitive edge over our competitors; including amongst others, better quality products, access to R&D capabilities and technological expertise acquired over the years.

Our Group seeks to limit the competitive risks through, inter-alia constant review of our development and marketing strategies to adapt to changes in economic conditions and market demands as well as focusing on certain markets and industries. However, there can be no assurance that our Group will be able to compete effectively against our competitors and that competitive pressure will not materially and adversely affect our Group’s business, operations and results and or financial condition.

Risks Relating to Our Organization

Public company compliance may make it more difficult for us to attract and retain officers and directors

The Sarbanes-Oxley Act and new rules subsequently implemented by the SEC have required changes in corporate governance practices of public companies. As a public company, we expect these new rules and regulations to increase our compliance costs to an estimate of about A$250,000 and to make certain activities more time consuming and costly. As a public company, we also expect that these new rules and regulations may make it more difficult and expensive for us to obtain director and officer liability insurance in the future and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers.

If we infringe the intellectual property rights of third parties, it may increase our costs or prevent us from the commercialization our product candidates.

There is a risk that we are or may infringe the proprietary rights of third parties of which we are unaware. There has been substantial litigation and other proceedings regarding patent and other intellectual property rights in the electronics industries. To date, we have not been involved in any such third-party claims and we are not aware that our 3D and audio products infringe the intellectual property rights of third parties. As a result of intellectual property infringement claims, or to avoid potential claims, we might be:

•	prohibited from selling or licensing any products that we may develop unless the patent holder licenses the patent to us, which it is not required to do;

•	required to expend considerable amounts of money in defending the claim;

•	required to pay substantial royalties or grant a cross license to our patents to another patent holder;

•	required to redesign the formulation of a product so that it does not infringe, which may not be possible or could require substantial funds and time; or

•	required to pay substantial monetary damages.

Future sales of our products may suffer if they are not accepted in the marketplace by consumers and customers.

There is a risk that our 3D products may not gain market acceptance by consumers and customers. The degree of market acceptance of any of our 3D and audio products will depend on a variety of factors, including:

•	timing of market introduction; and

•	price and product feature compared to existing and new products.

We may be exposed to product liability claims which could harm our business.

The marketing and sale of consumer and electronic products entails an inherent risk of product liability. We face product liability exposure related to our products. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for our products;

•	injury to our reputation;

•	costs of related litigation;

•	substantial monetary awards to customers and others;

•	loss of revenues; and

•	the inability to commercialize our other products.

If there is a claim made against us or some other problems that is attributable to our products, our share price may be negatively affected. Even if we were ultimately successful in product liability litigation, the litigation would consume substantial amounts of our financial and managerial resources and may create adverse publicity, all of which would impair our ability to generate sales of our product candidates. We may incur substantial liabilities or be required to limit development or commercialization of our product candidates if we cannot successfully defend ourselves against product liability claims. Such coverage may not be available in the future on acceptable terms, or at all. Even if we have adequate insurance coverage, product liability claims or recalls could result in negative publicity and force us to devote significant managerial and financial resources to those matters, and the commercialization of our other products may be delayed or severely compromised.

Changes in government legislation and policy may adversely affect us

While we do not anticipate in the near future any specific material changes in government legislation that may adversely affect us, any material changes in interest rate, exchange rate, relevant taxation and other legal regimes and government policies may adversely affect our operations, the use of our financial resources and the market price of our ordinary shares.

Currency fluctuations may expose us to increased costs and revenue decreases

Our business may in the future be affected by fluctuations in foreign exchange rates. Currency fluctuations could, therefore, cause our costs to increase and revenues to decline. The majority of our expenses will continue to be denominated in Hong Kong dollars and Renminbi. In the past two years, the Australian dollars, our reporting currency, has as a general trend, depreciated against the U.S. currency. We cannot anticipate whether this trend will continue in respect of the U.S. dollars. The exchange rates of the Australian dollar to the Hong Kong and the Chinese Renminbi have also fluctuated over the same period. In circumstances where the Australian dollar depreciates against either or both of the U.S. dollar, Hong Kong dollar or Chinese Renminbi, this may have an adverse effect on our costs incurred in either the U.S. or Hong Kong or China (as applicable) but may have a positive effect on any revenues which we source from the U.S. or Hong Kong or China (as applicable). The same principles apply in respect of our costs and revenues in other jurisdictions. In addition, we conduct operations in Hong Kong and China, which exposes us to potential cost increases resulting from fluctuations in exchange rates. To date, we have been affected negatively on material foreign exchange losses as a result of currency fluctuations.

Australian takeovers laws may discourage takeover offers being made for us or may discourage the acquisition of large numbers of our shares

We are incorporated in Australia and are subject to the takeovers laws of Australia. Amongst other things, we are subject to the Corporations Act 2001 (Commonwealth of Australia). Subject to a range of exceptions, the Corporations Act prohibits the acquisition of a direct or indirect interest in our issued voting shares if the acquisition of that interest will lead to a person’s or someone else’s voting power in us increasing from 20% or below to more than 20%, or increasing from a starting point that is above 20% and below 90%. Exceptions to the general prohibition include circumstances where the person makes a formal takeover bid for us, if the person obtains shareholder approval for the acquisition or if the person acquires less than 3% of the voting power of us in any rolling six month period. Australian takeovers laws may discourage takeover offers being made for us or may discourage the acquisition of large numbers of our shares.

Rights as a holder of ordinary shares are governed by Australian law and our Constitution and differ from the rights of shareholders under U.S. law. Holders of our ordinary shares may have difficulty in effecting service of process in the United States or enforcing judgments obtained in the United States

We are a public company incorporated under the laws of Australia. Therefore, the rights of holders of our ordinary shares are governed by Australian law and our Constitution. These rights differ from the typical rights of shareholders in U.S. corporations. Circumstances that under U.S. law may entitle a shareholder in a U.S. company to claim damages may also give rise to a cause of action under Australian law entitling a shareholder in an Australian company to claim damages. However, this will not always be the case. Holders of our ordinary shares may have difficulties enforcing, in actions brought in courts in jurisdictions located outside the U.S., liabilities under U.S. securities laws. In particular, if such a holder sought to bring proceedings in Australia based on U.S. securities laws, the Australian court might consider:

•	that it did not have jurisdiction; and/or

•	that it was not an appropriate forum for such proceedings; and/or

•	that, applying Australian conflict of laws rule, U.S. law (including U.S. securities laws) did not apply to the relationship between holders of our ordinary shares and us or our directors and officers; and/or

•	that the U.S. securities laws were of a public or penal nature and should not be enforced by the Australian court.

Holders of our ordinary shares may also have difficulties enforcing in courts outside the U.S. judgments obtained in the U.S. courts against any of our directors and executive officers or us, including actions under the civil liability provisions of the U.S. securities laws.

Our operations may be materially and adversely affected by changes in the economic, political and social conditions of the PRC

Substantially all of our non-cash assets are located in, and substantially all of our revenue is sourced from, the PRC. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in the PRC generally and by continued economic growth in the PRC as a whole.

The PRC economy differs from the economies of most developed countries in many respects, including the extent of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth over the past three decades, growth has been uneven across different regions and among various economic sectors. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our operating results and financial condition may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. We cannot predict the possible impact of any future economic policies of the PRC government on our business and operations.

The PRC is facing a continued slowdown in economic growth. China’s annual gross domestic product growth rate 2016 was 6.7% compared to 6.9% in 2015 and 7.4% in 2014. This slowdown could cause a slowdown or decline in investment in digital advertising display networks, which, in turn, may result in a reduction of demand for our products and services and thus materially reduce our revenues and profitability.

Uncertainties in the interpretation and enforcement of PRC laws, rules and regulations could limit the legal protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which legal decisions have limited value as precedents. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly increased the protections afforded to various forms of foreign or private-sector investment in the PRC. Our operations in the PRC are foreign-invested enterprise and is subject to laws, rules and regulations applicable to foreign investment in the PRC as well as laws, rules and regulations applicable to foreign-invested enterprises. These laws, rules and regulations change frequently, and their interpretation and enforcement involve uncertainties. For example, we may have to resort to administrative and court proceedings to enforce the legal protections that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may also impede our ability to enforce the contracts we have entered into, and materially impair our business and operations.

We may rely on dividends and other distributions on equity paid by our operating subsidiary to fund cash and financing requirements, and limitations on the ability of our operating subsidiaries to pay dividends to us could materially restrict our ability to conduct our business.

We, as a holding company, may rely on dividends and other distributions on equity paid by our operating PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to the parent company, service any debt we may incur and pay our operating expenses. If these PRC subsidiaries incurs debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Furthermore, relevant PRC laws, rules and regulations permit payments of dividends by our PRC subsidiaries only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations.

Restrictions on currency exchange may limit our ability to effectively utilize our revenues as well as the ability of our PRC subsidiaries to obtain debt or equity financing from financial institutions or investors outside the PRC, including us.

A significant portion of our operating revenues have been denominated in Renminbi. The Renminbi is currently convertible under the "current account," which includes dividends, trade and service-related foreign exchange transactions, but not under the "capital account," which includes foreign direct investment and loans. Currently, each of our PRC subsidiaries may purchase foreign exchange for settlement of "current account transactions," including purchase of imported components i.e. display chips and payment of dividends to the overseas parent company, without the approval of the SAFE by complying with certain procedural requirements. However, the relevant PRC government authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Since a significant amount of our future revenues will likely be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenues generated in Renminbi to purchase for example computer display chips from suppliers outside the PRC or fund our business activities outside the PRC denominated in foreign currencies or pay dividends in foreign currencies to our overseas parent company.

In addition, certain foreign exchange transactions under the capital account are still subject to limitations and require approvals from, or registration with, the SAFE (or qualified banks designated by it) and other relevant PRC government authorities. In particular, any loans to our PRC subsidiaries are subject to PRC regulations and approvals. For example, loans by us to Marvel Digital Shenzhen Limited, a foreign-invested enterprise, cannot exceed statutory limits and must be registered with the SAFE or its local counterpart.

This could affect the ability of Marvel Digital Shenzhen Limited to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from us.

 Our independent registered public accounting firm's audit documentation related to its audit reports included in our annual report may include audit documentation located in China. The Public Company Accounting Oversight Board currently cannot inspect audit documentation located in China and, as such, you may be deprived of the benefits of such inspection.

Our independent registered public accounting firm issued an audit opinion on the financial statements included in our annual report filed with the SEC. As an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board, or the PCAOB, our auditor is required by the laws of the United States to undergo regular inspections by the PCAOB. However, work papers located in China are not currently inspected by the PCAOB because the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities.

Inspections of certain other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. However, the PCAOB is currently unable to inspect an auditor’s audit work related to a company’s operations in China and where such documentation of the audit work is located in China. As a result, our investors may be deprived of the benefits of the PCAOB’s oversight of auditors that are located in China through such inspections.

The inability of the PCAOB to conduct inspections of an auditor’s work papers in China makes it more difficult to evaluate the effectiveness of any of our auditor’s audit procedures or quality control procedures that may be located in China as compared with auditors outside of China that are subject to PCAOB inspections. Investors may consequently lose confidence in our reported financial information and procedures and the quality of our financial statements.

PRC government may alter its regulations and policies from time to time which may have direct or indirect impact to our Company operations.

Regulations and policies may be altered or other new regulations and policies may be implemented by PRC government from time to time which may have direct or indirect impact to our business operations. Some examples of such regulations and policies are:

1	media broadcast regulations over the Internet;

2	foreign media to be distributed in PRC;

3	operating permit for mobile sales and distribution;

4	copyrighted digital media regulations;

5	educational and cultural materials to be sold, distributed, created or transacted in PRC by foreign investment entities;

6	foreign investment entities to operate business in the educational and media industries.

These are only some of the examples that may have more direct impact to our business. Change of government officials may also affect changes in regulations and policies, especially within local government. These changes may have impact to the operating strategies or financial performance of the Company.

Risks Associated with Our Technology and Intellectual Property

Potential technological changes in our field of business create considerable uncertainty

 We are engaged in the 3D technology field, which is characterized by extensive research efforts and rapid technological progress. New developments in research are expected to continue at a rapid pace in both industry and academia. Research and discoveries by others may render some or all of our products uncompetitive or obsolete.

Our business strategy is based in part upon new technologies to the development of 3D products. Unforeseen problems may develop with these technologies or applications and it is possible that commercially feasible products will not ultimately be developed by us.

If we are unable to keep pace with technological change or with the advances of our competitors our technology and products may become non-competitive

The 3D display and electronics industries are subject to rapid and significant technological change. Our competitors in Hong Kong, China and Australia and elsewhere are numerous and include, among others, major technology companies, large electronics companies, universities and other research institutions. These competitors may develop technologies and products that are more effective than any that we are developing, or which would render our technology and products obsolete or non-competitive. Many of these competitors have greater financial and technical resources and manufacturing and marketing capabilities than we do. In addition, many of our competitors have much more experience than we do in commercializing new technologies of new or improved display products.

We know that competitors are developing or manufacturing various technologies or products for the 3D display products and services that we have targeted for product development. Some of these competitive products use alternative approaches that compete directly with some of our product candidates. Our ability to further develop our products may be adversely affected if any of our competitors were to succeed in commercializing their products sooner than we do.

Our success depends upon our ability to protect our intellectual property and our proprietary technology

Our success will depend in large part on whether we can:

•	Obtain and maintain patents to protect our own products;

•	Obtain licenses to relevant patented technologies of third parties;

•	Operate without infringing on the proprietary rights of third parties;

•	Protect our trade secrets and know-how; and

•	Retain our valuable scientific staff who are experts on the subject matter.

Patent matters in industrial and consumer electronics are highly uncertain and involve complex legal and factual questions. Accordingly, the availability and breadth of claims allowed in electronics patents cannot be predicted. Statutory differences in patentable subject matter may limit the protection we can obtain on some or all of our inventions outside Hong Kong or China or prevent us from obtaining patent protection outside Hong Kong or China, either of which could have a material adverse effect on our business, financial condition and results of operations. Moreover, since patent applications in Hong Kong or China are maintained in secrecy until the patent is issued, and since publication of discoveries in the scientific or patent literature often lags behind actual discoveries, we cannot be certain that we or any of our licensors were the first creator of inventions covered by pending patent applications or that we or our licensors were the first to file patent applications for such inventions. Additionally, the enforceability of a patent depends on a number of factors that may vary amongst jurisdictions. These factors may include the novelty of the invention, the requirement that the invention not be obvious in light of prior art (including prior use or publication of the invention), the utility of the invention, and the extent to which the patent clearly describes the best method of working the invention.

Our success depends upon our ability to protect our intellectual property and our proprietary technology (continued)

While we intend to seek patent protection for some of our 3D products and technologies, we cannot be certain that any of the pending or future patent applications filed by us or on our behalf will be approved, or that we will develop additional proprietary products or processes that are patentable or that we will be able to license any other patentable products or processes. We also cannot be certain that others will not independently develop similar products or processes, duplicate any of the products or processes developed or being developed by us or licensed to us, or design around the patents owned or licensed by us, or that any patents owned or licensed by us will provide us with competitive advantages. Furthermore, we cannot be certain that patents held by third parties will not prevent the commercialization of products incorporating the technology developed by us or licensed to us, or that third parties will not challenge or seek to narrow, invalidate or circumvent any of the issued, pending or future patents owned or licensed by us.

We may have to resort to litigation to enforce any patents issued or licensed to us or to determine the scope and validity of third party proprietary rights. We may have to defend the validity of our patents in order to protect or enforce our rights against a third party, or third parties may in the future assert against us infringement claims regarding proprietary rights belonging to them. Such proceedings could result in the expenditure of significant financial and managerial resources and could negatively affect our profitability. Adverse determinations in any such proceedings could prevent us from developing and commercializing our products and could harm our business, financial condition and results of operations.

Our commercial success will also depend, in part, on our ability to avoid infringement of patents issued to others. If a court determines that we were infringing any third-party patents, we could be required to pay damages, alter our products or processes, obtain licenses or cease certain activities. We cannot be certain that the licenses required under patents held by third parties would be made available on terms acceptable to us or at all. To the extent that we are unable to obtain such licenses, we could be foreclosed from the development, manufacture or commercialization of the product requiring such license or encounter delays in product introductions while we attempt to design around such patents, and any of these circumstances could have a material adverse effect on our business, financial condition and results of operations.

In addition to patent protection, we rely on unpatented trade secrets and know-how and proprietary technological innovation and expertise that are protected in part by confidentiality and invention assignment agreements with our employees, advisors and consultants. We cannot make any assurances that we will have adequate remedies for any breach. In addition, third parties could independently develop the same or similar technologies.

If we are not able to protect and control unpatented trade secrets, know-how and other technological innovation, we may suffer competitive harm

In addition to patented intellectual property, we also rely on unpatented technology, trade secrets, confidential information and know-how to protect our technology and maintain our competitive position. Trade secrets are difficult to protect. In order to protect proprietary technology and processes, we rely in part on confidentiality and intellectual property assignment agreements with our employees, consultants and others. These agreements may not effectively prevent disclosure of confidential information or result in the effective assignment to us of intellectual property, and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information or other breaches of the agreements. In addition, others may independently discover trade secrets and proprietary information that have been licensed to us or that we own, and in such case we could not assert any trade secret rights against such party. Enforcing a claim that a party illegally obtained and is using trade secrets that have been licensed to us or that we own is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, courts outside the United States and Australia may be less willing to protect trade secrets. Costly and time-consuming litigation could be necessary to seek to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could have a material adverse effect on our business.

We do not have patent protection in certain countries and we may not be able to effectively enforce our intellectual property rights in certain countries, which could significantly erode the market for our product candidates

We intend to seek regulatory approval to market our product candidates in a number of foreign countries. Our product candidates are not protected by patents in certain countries, which means that competitors may be free to sell products that incorporate the same technology that is used in our products in those countries. In addition, the laws and practices in some foreign countries may not protect intellectual property rights to the same extent as in the United States or Australia. We may not be able to effectively obtain, maintain or enforce rights with respect to the intellectual property relating to our product candidates in those countries. Our lack of patent protection in one or more countries, or the inability to obtain, maintain or enforce intellectual property rights in one or more countries, could adversely affect our ability to commercialize our products in those countries and could otherwise have a material adverse effect on our business.

Risks Relating to Our Securities

Our stock price may be volatile

The market price of our Common Stock is likely to be highly volatile and could fluctuate widely in price in response to various factors, many of which are beyond our control, including the following:

*	changes in our industry;
*	competitive pricing pressures;
*	our ability to obtain working capital financing;
*	additions or departures of key personnel;
*	limited "public float" in the hands of a small number of persons whose sales or lack of sales could result in positive or negative pricing pressure on the market price for our Common Stock;
*	sales of our Common Stock;
*	our ability to execute our business plan;
*	operating results that fall below expectations;
*	loss of any strategic relationship;
*	regulatory developments;
*	Developments concerning research and development, manufacturing, and marketing alliances or collaborations by us and our competitors;
*	Announcements of technological innovations or new commercial products by us and our competitors;
*	regulatory actions in respect of any of our products or the products of any of our competitors;
*	determinations regarding our patent applications and those of others;
*	market conditions, including market conditions in the technology and digital media sectors;
*	increases in our costs or decreases in our revenues due to unfavorable movements in foreign currency exchange rates;
*	development or litigation concerning patents, licenses and other intellectual property rights;
*	litigation or public concern about the safety of our potential products;
*	changes in recommendations or earnings estimates by securities analysts;
*	deviations in our operating results from the estimates of securities analysts;
*	rumors relating to us or our competitors;
*	developments concerning current or future strategic alliances or acquisitions;
*	political, economic and other external factors such as interest rate or currency fluctuations; and
*	period-to-period fluctuations in our financial results.

In addition, stock markets have recently experienced extreme price and volume fluctuations. These fluctuations have especially affected the stock market price of many technology and digital media companies and, in many cases, are unrelated to the operating performance of the particular companies. We believe that these broad market fluctuations may continue to affect the market price of our ordinary shares.

From time to time, there has been limited trading volume with respect to our ordinary shares quoted on the Australia financial markets (Australia Securities Exchange), but we cannot make any assurances that there will be a trading market in our ordinary shares on the NASDAQ Capital Market.

Our ordinary shares may be considered a “penny stock” under SEC regulations which could adversely affect the willingness of investors to hold our Shares

The SEC has adopted regulations which generally define “penny stock” to be an equity security that has a market price of less than $5.00 per share, subject to specific exemptions. During the fiscal year ended December 31, 2016, our ordinary shares traded on the ASX of A$5.4 per share (A$0.18 before the reverse stock split). Under ASX listing rules our shares may not trade below A$0.001 per share. The low trading price of our ordinary shares rules may adversely the willingness of investors to invest in our common shares in the United States.

We may be deemed a passive foreign investment company (PFIC) which would subject our U.S. investors to adverse tax rules

Holders of our ordinary shares who are U.S. residents face income tax risks. There is a substantial risk that if we are deemed a passive foreign investment company, or PFIC, which could result in a reduction in the after-tax return to a “U.S. Holder” of our ordinary shares. For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset that produces passive income.

The determination of whether we are a PFIC is made on an annual basis and depends on the composition of our income and the value of our assets. Therefore, it is possible that we could be deemed a PFIC in the current year as well as in future years. If we are classified as a PFIC in any year that a U.S. Holder owns ordinary shares, the U.S. Holder will generally continue to be treated as holding ordinary shares of a PFIC in all subsequent years, notwithstanding that we are not classified as a PFIC in a subsequent year. Dividends received by the U.S. Holder and gains realized from the sale of our ordinary shares would be taxed as ordinary income and subject to an interest charge. We urge U.S. investors to consult their own tax advisors about the application of the PFIC rules and certain elections that may help to minimize adverse U.S. federal income tax consequences in their particular circumstances.

As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we may follow certain home country corporate governance practices in lieu of instead of certain NASDAQ requirements

As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of The NASDAQ Marketplace Rules. As an Australian company listed on the NASDAQ Capital Market, we may follow home country practice with regard to, among other things, the composition of the board of directors, director nomination process, compensation of officers and quorum at shareholders’ meetings. In addition, we may follow Australian law instead of the NASDAQ Marketplace Rules that require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements, must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the U.S. Securities and Exchange Commission each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules. Please see “Item 6. Directors, Senior Management and Employees – C. Board Practices” for further information.

U.S. shareholders may not be able to enforce civil liabilities against us

All of our directors and executive officers are non-residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible for investors to affect service of process within the United States upon such persons or to enforce against them judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States. There is doubt as to the enforceability in Australia in original actions, or in actions for enforcement of judgments of U.S. courts, of civil liabilities to the extent predicated upon the federal securities laws of the United States.

As a foreign private issuer we do not have to provide the same information as an issuer of securities based in the U.S

Given that we are a foreign private issuer within the meaning of the rules under the Exchange Act, we are exempt from certain provisions of that law that are applicable to U.S. public companies, including (i) the rules under the Exchange Act requiring the filing with the U.S. Securities and Exchange Commission (“SEC”) of quarterly reports on Form 10-Q or current reports on Form 8-K; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a registered security; and (iii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time. Thus, investors are not afforded the same information which would be ordinarily available were they investing in a domestic board U.S. public corporation.

In accordance with the requirements of the Australian Securities Exchange and the Corporations Act 2001, we disclose annual and semi-annual results. Our results are presented in accordance with Australian Accounting Standards and International Financial Reporting Standards (IFRS). Our annual results are audited, and our semi-annual results undergo a limited review by our independent auditors. We file annual audited results presented in accordance with Australian Accounting Standards and IFRS as issued by International Accounting Standards Board with the SEC on Form 20-F. Subject to certain exceptions, we are also required to immediately disclose to the Australian Securities Exchange any information concerning us that a reasonable person would expect to have a material effect on the price or value of our shares. This would include matters such as (i) any major new developments relating to our business which are not public knowledge and may lead to a substantial movement in our share price; (ii) any changes in our board of directors; (iii) any purchase or redemption by us of our own equity securities; (iv) interests of directors in our shares or debentures; and (v) changes in our capital structure. We are required to provide our semi-annual results and other material information that we disclose in Australia in the U.S. under the cover of Form 6-K. Nevertheless, this information is not the same much information as would be made available to investors were they investing in a domestic U.S. public corporation.

Future issuances and sales of our stock could dilute your ownership and cause our stock price to decline

We intend to continue to finance our operations through the issuance of securities, if feasible, including by way of the public equity markets, private financings and debt. If we raise additional capital through the issuance of equity or securities convertible into equity, existing holders of our securities may experience dilution. Those securities may have rights, preferences or privileges senior to those of the holders of our ordinary shares. Additional financing may not be available to us on favorable terms, and financing available at less favorable terms may lead to more substantial dilution of existing shareholders.

If we fail to comply with internal controls evaluations and attestation requirements our stock price could be adversely affected

We are subject to United States securities laws, including the Sarbanes-Oxley Act of 2002 and the rules and regulations adopted by the SEC pursuant to such Act. As a foreign private issuer, under Section 404 of the Sarbanes-Oxley Act and the related regulations, we will be required to perform an evaluation of our internal control over financial reporting, including (1) management’s annual report on its assessment of the effectiveness of internal control over financial reporting; and (2) our independent registered public accounting firm’s annual audit of the effectiveness of internal control over financial reporting. In 2010, the enactment of the Dodd Frank Bill resulted in an exemption from Section 404(b) of the Sarbanes-Oxley Act for fiscal 2010 onwards, meaning that we did not have to comply with point (2) above. For further information, see “Item 15—Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.”

The requirements of Section 404(a) of the Sarbanes-Oxley Act are ongoing and also apply to future years. We expect that our internal control over financial reporting will continue to evolve as our business develops. Although we are committed to continue to improve our internal control processes and we will continue to diligently and vigorously review our internal control over financial reporting in order to ensure compliance with the Section 404 requirements, any control system, regardless of how well designed, operated and evaluated, can provide only reasonable, not absolute, assurance that its objectives will be met. Therefore, we cannot be certain that in the future additional material weaknesses or significant deficiencies will not exist or otherwise be discovered. If our efforts to remediate weaknesses identified are not successful or if other deficiencies occur, these weaknesses or deficiencies could result in misstatements of our results of operations, restatements of our financial statements, a decline in our stock price, or other material effects on our business, reputation, results of operations, financial conditions or liquidity.

Our Constitution and other Australian laws and regulations applicable to us may adversely affect our ability to take actions that could be deemed beneficial to our shareholders

As an Australian company we are subject to different corporate requirements than a corporation organized under the laws of the United States. Our constituent document, or Constitution, as well as the Corporations Act 2001 and the ASX Listing Rules set forth various rights and obligations that are unique to us as an Australian company. These requirements may limit or otherwise adversely affect our ability to take actions that could be beneficial to our shareholders.

We have never paid a dividend and we do not intend to pay dividends in the foreseeable future which means that holders of shares may not receive any return on their investment from dividends

To date, we have not declared or paid any cash dividends on our ordinary shares and currently intend to retain any future earnings for funding growth. We do not anticipate paying any dividends in the foreseeable future. Dividends may only be paid out of our profits. Payment of cash dividends, if any, in the future will be at the discretion of our board of directors. Our holders of shares may not receive any return on their investment from dividends. The success of your investment will likely depend entirely upon any future appreciation of the market price of our ordinary shares, which is uncertain and unpredictable. There is no guarantee that our ordinary shares will appreciate in value or even maintain the price at which you purchased your ordinary shares.

Currency fluctuations may adversely affect the price of the ordinary shares traded on ASX and NASDAQ

Our ordinary shares will be quoted on the ASX and NASDAQ in Australian dollar and U.S. dollar, respectively. Movements in the Australian dollar/U.S. dollar exchange rate may adversely affect the U.S. dollar price of our ordinary shares and the U.S. dollar equivalent of the price of our ordinary shares. In the last two years, the Australian dollar has as a general trend depreciated against the U.S. dollar. Any continuation of this trend may negatively affect the U.S. dollar price of our ordinary shares and the U.S. dollar equivalent of the price of our ordinary shares, even if the price of our ordinary shares in Australian dollars increases or remains unchanged. However, this trend may not continue and may be reversed. If the Australian dollar strengthens against the U.S. dollar, the U.S. dollar price of the ordinary shares traded on NASDAQ could appreciate, even if the price of our ordinary shares in Australian dollars decrease or remains unchanged.

As a result of becoming a SEC registrant, we will be obligated to develop and maintain proper and effective internal controls over financial reporting. We may not complete our analysis of our internal controls over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our common shares

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the first fiscal year beginning after the effective date of this Form 20-F. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting, as well as, if we are an accelerated filer or a large accelerated filer as stipulated in Item 308(b) of Regulations S-K, a statement that our auditors have issued an attestation report on our management’s assessment of our internal controls.

We have not begun the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective.

If we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our common shares to decline.

We may not be able to attract the attention of major brokerage firms

Securities analysts of major brokerage firms may not provide coverage of us since there is no incentive to brokerage firms to recommend the purchase of our Common Stock. No assurance can be given that brokerage firms will, in the future, want to conduct any secondary offerings on behalf of our Company.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

We were incorporated under the laws of the Commonwealth of Australia on August 8, 2008 under the name “China Integrated Media Corporation Limited.” On October 12, 2016, we changed the name to Integrated Media Technology Limited (“IMT”). The registered office is located at Level 7, 420 King William Street, Adelaide, SA 5000, Australia and our telephone number is +61 8 7324 6018 and our fax number is +61 8 8312 0248 . Our principal office is located at 7/F., Siu On Center, 188 Lockhart Road, Wanchai, Hong Kong and our telephone number is +852 2989 0220 and our fax number is +852 2565 1303. Our address on the Internet is www.imtechltd.com. The information on, or accessible through, our website is not part of this registration statement on Form 20-F. We have included our website address in this registration statement on Form 20-F solely as an inactive textual reference.

In 2013, IMT was engaged in (i) the development of the digital advertising platform in glasses-free 3D (autostereoscopic), (ii) distribution of digital displays and (iii) lottery gaming business in China. In 2015, the Company changed its focus of its businesses to concentrate on 3D autostereoscopic business and took the following corporate actions: (i) terminated the lottery gaming business in China and (ii) through a series of acquisitions for 3D technology and audio companies as described below. Today, the Company focuses on the business activities in (i) the development, sale and distribution of autostereoscopic 3D display, 3D conversion equipment and software, development and sale of 3D autostereoscopic technology and provision of 3D consultancy services, and (ii) sale and distribution of audio products.

IMT was listed on the Australian Securities Exchange, or ASX, in February 2013 and raised $3,480,000 through the issuance of 17,400,000 new Common Shares. The subscription proceeds were used as follows: (i) applied to the development of the digital advertising platform in glasses free 3D (autostereoscopic) and the distribution of digital display, and (ii) working capital.

On February 9, 2015, the Company acquired all of the issued shares of Conco International Co., Ltd. (“CICL”), a company principally engaged in the design, sales and distribution of audio products. The consideration paid was $61,591 which was the amount of the net asset value of CICL. The consideration was settled by the Company issuing 307,954 shares at $0.20 per share. In addition, the Company will pay performance shares to be issued to the vendor contingent on CICL achieving an agreed level of profit performance.

In May 2015, the Company entered into a cooperation agreement to set up Global Vantage Audio Limited, a 50% subsidiary company, to distribute and market branded “Syllable” headsets globally except for the markets in China, India and Pakistan.

On September 30, 2015, the Company acquired all of the issued shares of Marvel Digital Limited (“MDL”), a technology company principally engaged in the development of autostereoscopic 3D display technology and products, 2D to 3D conversion software and digital content management system. MDL was incorporated in Hong Kong and it holds two wholly-owned subsidiary companies namely Visumotion International Limited and Marvel Digital (Shenzhen) Limited. The consideration paid was $5,216,213 which was the net asset value of MDL. The consideration was settled by the Company issuing 26,081,065 shares at $0.20 per share. In addition, the Company will pay a deferred performance fee calculated at five times of the average annualized consolidated profits of MDL for the two years’ period from the completion date less the initial purchase consideration.

As a result of the above acquisition of MDL, Marvel Finance Limited, a company wholly owned and controlled by our Chairman, Dr. Herbert Ying Chiu Lee, became the controlling shareholder of IMT holding 44,787,331 shares representing approximately 56.48% of the outstanding shares of IMT.

In December 2015, the Company terminated the agreement for the gaming and lottery business in China.

In February 2016, Digital Media Technology Limited, a 100% owned subsidiary of IMT, was incorporated in the Labuan, Malaysia. This subsidiary will be the sales and distribution of products and technology licenses outside of Hong Kong and China.

In March 2016, the Company disposed Conco International Co., Limited to an independent third party for US$41,235, representing the net asset value of CICL.

 In April 2016, the Company purchased two Nevada companies namely Yamaga Audio Limited and Zamora Corporation. The Group intends to use Yamaga Audio Limited as an investment holding company and to use Zamora Corporation as a sales and administration company for future expansion to the United States. These companies were dormant companies and were purchased at $1.00 each.

 On October 12, 2016, pursuant to an extraordinary general meeting the Shareholders unanimously voted to change the name of the Company to Integrated Media Technology Limited which was registered with Australian Securities and Investments Commission, and became effective on the same date.

 On May 2, 2017, we effected a 1-for-30 reverse split of our common stock, which was approved at a special meeting of our shareholders on March 2, 2017. The purpose of the reverse stock split was to enable us to meet the Nasdaq’s minimum share price requirement. The reverse stock split became effective and the common stock began trading on a split-adjusted basis on the Australian Securities Exchange at the opening of trading on May 8, 2017. When the reverse stock split became effective, every thirty shares of our issued and outstanding common stock was automatically combined into one issued and outstanding share of common stock. This reduced the number of outstanding shares of our common stock from 79,301,852 shares on May 5, 2017, to 2,643,611 shares on May 8, 2017, after adjusting for fractional shares.

In summary, the Group’s business activities are (i) the development, sale and distribution of autostereoscopic 3D display, 3D video wall, 3D conversion equipment and software, sale of developed technology and provision of 3D consultancy services, and (ii) sale and distribution of audio products.

Breakdown of total revenues by category for the years ended December 31, 2016, 2015 and 2014:

	Consolidated
	December 31, 2016 A$	December 31, 2015 A$	December 31, 2014 A$
Development, sales and distribution of 3D autostereoscopic products and conversion equipment	4,732,626	4,749,789	-
Sales of software and technology solutions	9,085,792	-	-
Sales and distribution of audio products	111,045	1,563,987	-
Provision of consultancy and other services	207	65,260	594,886
Interest income	2,027	389	2,740
	13,931,697	6,379,425	597,626

Breakdown of total revenues by geographic market for the years ended December 31, 2016, 2015 and 2014:

	Consolidated
	December 31, 2016 A$	December 31, 2015 A$	December 31, 2014 A$
Australia	154	4,828	-
Hong Kong	5,507,701	1,185,271	597,626
China	8,423,842	5,189,326	-
	13,931,697	6,379,425	597,626

B.	Business Overview

Integrated Media Technology Limited is a technology investment, product development and distribution company. Our businesses involves three distinct business units (i) core technology development and acquisition, (ii) commercializing these technologies into products or services and (iii) distribution and branding of these products and services. Today, IMT is a technology driven company that focuses on technology innovation to drive the Company business.

Under the Technology Business Unit, we intend to own a stable of core technologies through acquisition, in-house development or in collaboration with research institutes. We can also profit from disposing some of the mature technology to non-competing parties once we have developed more advance technology that supersedes the mature ones. Our Products and Services Business Unit will commercialize the technology by integrating or developing innovative products, solutions and services using the technology. This will be the revenue drivers for the Group. The Brand / Distribution Business Unit is the final phase to set up the distribution network and channels for our own branded products. These business units are all interwoven and interdependent on the development of the other business units. For example, products development depends on the success of the technology, and distribution is dependent on the products being developed. Therefore, the Group’s resources allocation is skewed towards technology development today.

Currently our primary focus is in the 3D autostereoscopic (glasses free) technology domain. Our principal activities are (i) research and development of 3D autostereoscopic (glasses free) technology, (ii) the development, sale and distribution of 3D autostereoscopic display, 3D video wall, 3D conversion equipment and software, provision of 3D consultancy services, sale of 3D technology solutions, and (iii) sale and distribution of audio products.

Since 2013, we have been involved in the sale of 3D autostereoscopic displays to the advertising industry. Due to the growth in the demand for 3D autostereoscopic displays across multiple industries i.e. advertising, retail including mobile handheld devices like tablets and smartphones, and educational sectors to name a few, the Group intends to become a leader in 3D autostereoscopic market by strategically owning and controlling the core technologies of (i) glasses-free 3D video encoding/decoding; (ii) conversion hardware for glasses-free 3D which includes FPGA (field-programmable gate array) board & computer workstation; (iii) 2D to 3D and multi-view conversion software (Visumotion); and (iv) content distribution/management system (CMS). In 2015, we acquired Marvel Digital Limited (“MDL”), a technology company that develops (i) a proprietary digital content management system for the display of 2D/3D video and text to networked screens over the internet, (ii) 2D to 3D conversion software and workstation, and (iii) autostereoscopic 3D display technology. These technologies acquired will help in our deployment of 3D advertising platform and also allows the Group to use the core technologies to develop and customize solutions for our customers, and to enter new and exciting markets for 3D products and services.

To strengthen the Group’s product offering, in February 2015 we started the audio division by first acquiring 100% interest in Conco International Co., Ltd. (“CICL”), a company principally engaged in the design, sales and distribution of audio products and then in May 2015, we entered into a cooperation agreement to set up a joint venture to distribute and market branded “Syllable” headsets globally except for the markets in China, India and Pakistan. In March 2016, we streamlined and consolidated the operation of speakers and headset business into one operation. Our immediate goal is to be recognized as a leader in providing end-to-end solutions using the autostereoscopic display (“ASD”) technology. Our products range from commercial platforms to consumer electronics. Commercial platforms include digital signage and video wall with ASD functions and associated advertising platform. Consumer electronics products include ASD enabled smartphone and tablet and TV. The applications are endless for consumers to enjoy the exciting glasses-free 3D visual effect across multiple platforms.

In the longer term, we will continue to focus on developing certain core technologies and to strategically position ourselves to be recognized as a leader in developing technology solutions and innovative products and services using our core technologies.

IMT Products and Services

IMT has both the hardware and software technologies for products in everyday applications in the autostereoscopic display (ASD) technology domain. We specialize in providing a range of products incorporating this ASD technology for a whole new visual experience. This is a disruptive technology affecting how we will see contents in the future. IMT has also developed technology for content creation and conversion through its “VisuMotion” software and 2D/3D conversion super-workstation hardware. In other words, IMT has developed a whole ecosystem of technology in the ASD domain. The current products and services we offer are:

Hardware: ASD technology display, and Marvel3DPro Super-workstation;

Software: “Visumotion” content creation and conversion software; Content Management System and

Services: 2D to 3D content conversion service and ASD solutions consulting services.

IMT Hardware Products

ASD Technology Display Products

ASD hardware products are mainly display terminals for presenting glasses-free 3D content which generally include ASD Video Wall, ASD digital signage, ASD PC Monitors, ASD mobile phones and tablets.

ASD hardware products can be classified into fixed lenticular hardware and switchable lenticular hardware based on the capability display panel. Switchable technology can display 2D image without affecting its perceived resolution, but the technology is still immature and limited to small screen size. The following table shows the current application of fixed and switchable technology on ASD hardware and the products which IMT is supplying today.

Screen Size	Fixed Technology	Switchable Technology	Application	IMT Products
35”-100”	Yes	No	Display and video wall	28”, 46”, 50”, 55”, 65”, 85” 1x3, 3x3, 4x3 configuration
25”-34”	Yes	No	PC monitor	27”, 28”
15”-24”	No	Yes	Laptop	N/A
7”-14”	Yes	Yes	Tablet	7”, 10”
5”-6”	Yes	Yes	Phone	6”

Autostereoscopic Display Solution

We provide a full series of ASD digital signage displays with very high quality 3D image. We can provide the following 3D Displays:

i)	A wide range of Glasses-Free 3D displays in ultra-high definition ranging from 27” to 85”;
ii)	Outdoor Glasses-Free 3D digital signage which are waterproof and visible under sunlight making them suitable for use at bus-stop, stadium and street store-front;
iii)	Indoor Glasses-Free 3D digital signage offer high-brightness making it suitable for use in shopping malls, hotels and casinos;
iv)	Indoor Glasses-Free 3D video wall using super thin bezel panels. Total resolution can be up to 8K with outstanding Glasses-Free 3D effect; and
v)	Glasses-Free 3D mobile phones and tables ranging from 5” to 10” using switchable parallax barrier display, allowing users to enjoy high resolution image in normal 2D application as well as watching 3D video and playing 3D games in 3D mode.

ASD Video Wall

IMT has developed Glasses-Free 3D video wall comprising 3, 4, 9, 12 or 16 units of ASD displays. The video wall was on display at the recent 2016 Hong Kong Electronics Show in October 2016 and will be displayed at the upcoming 2017 Consumer Electronics Show in Las Vegas in January 2017.

3x3 Screen video wall

Glasses-Free 3D Mobile Device Solutions

We have developed switchable 2D/3D mobile device solutions based on Android platform. The device can be used as an ordinary Android device such as mobile phone or tablet and it can be switched automatically from 2D mode to glasses-free 3D mode when the user plays 3D video content or 3D video game.

Content Management System

IMT provides a proprietary 2D/3D content management and distribution system (“CMS”) to complement our 3D digital signage products to create a networked advertising platform. This CMS can be sold as a standalone product or together with a network of 2D or 3D displays.

3D Super Workstation

IMT has developed auto real-time conversion technology from 2D to 2D+Depth, 3D side-by-side and glasses–free 3D multi-view mode. This conversion technology is embedded in our 3D super workstation (Marvel3DPro). This 3D super workstation will be used for content conversion for 2D videos to 3D mode for the TV and movie industry.

3D Workstation Studio	3D Workstation Servers

IMT Software Products

Software - VisuMotion

VisuMotion is a set of renowned professional software designed for 2D to 3D conversion as well as advanced 3D content creation. This software can be a standalone product or complementary to Marvel3DPro Workstation. It is a user-friendly software which allows users to easily create quality 3D images and videos from using the software and plugins. The software is not only catered for commercial usage by the professionals in content design and production, but also particularly useful for design institutes and schools for student training on 2D to 3D conversion and 3D content creation. We have enhanced the VisuMotion's functions and features so that the software can be more widely used by the educational and professional sector. The software and plug-ins we offer are as follows.

VisuMotion z.l.i.c.e 3D V3.0 is a professional video editing and compositing application especially designed for multi-view 3D footage. The software features 2D to 3D conversion, complete 2D+Depth workflow including declipse, import/export of native stereo view arrangements and file formats like StereoEXR (SXR) and MXF, shape/line functions and mathematical image functions. The application can perform real-time compositing and editing and preview on attached 3D device. Built-in graph filters allow flexible workflow set up with configuration nodes.

VisuMotion 3D Stereo Camera Plug-ins – This is a plug-in that enhances the 3D animation packages Autodesk 3D Studio Max and Maya by mature stereo rendering capabilities. This plug-in features 3D planes concept, simple control of stereo effect, real-time 3D preview on secondary 3D displays, rendering of multiple views, support all standard file formats and rendering of 2D + depth file format, including occlusion layers.

VisuMotion Stereo Tools for z.l.i.c.e. 3D - This is a plug-in collection of special nodes and a powerful tool to convert two-view stereo footage into multi-view content for usage with glasses-free display. This plug-in features a high resolution support up to 4K resolution, selectable color space (RGB & YUV), flicker mode with speed value for view comparison inter exploration up to 32 views and camera rectification through calibration pattern footage.

IMT Delivers Total Service

IMT provides total solution to our customers. IMT has all the technology solutions that is needed to support the entire ASD ecosystem. We have 2D/3D video conversion technology for converting 2D or conventional 3D (SBS) video to ASD format, either in real time or in high quality offline mode. We have also developed content management system to deliver ASD content to our displays to form glasses free 3D digital signage networks. IMT also developed a series of ASD displays and video walls with superb video quality. In the consumer level, IMT provides 3D mobile phones and tablets. In the future and with the core technology that IMT has developed, we can provide new innovative ASD products so long as there are needs for the market and we try our best to be the first to provide such products and services. This underlines the value of IMT as a technology and product innovation company.

Audio Division

Branded Distribution – Syllable branded products

Our audio division provides a line of speaker products from wire to wireless in-ear headsets. Our new product lines for 2016 were well received at the Hong Kong Electronics Show and the 2016 Consumer Electronics Show in Las Vegas. Our strategy is to work through distribution channels for audio products and in the future these channels could carry some of our 3D phones and tablet products. Furthermore, we are also looking to develop a line of speaker products to work with our 3D displays. Some of our speaker and headset products are:

Future Developments

The focus of the Group is to continue to develop its digital media / advertising in glasses-free 3D (autostereoscopic) platform. The acquisition of MDL, a technology company that focuses on the development of autostereoscopic 3D technology which includes a proprietary glasses-free 3D digital content management system, 2D to 3D content conversion system and 3D displays and mobile devices, has laid the foundation for providing core technologies to enable the Company to expand its business scope from digital media and advertising to a technology company in the ASD technology domain.

Our main business focus in the coming years is to continue to develop state-of-the-art digital media related products and solutions using our core technologies for both the consumer and industrial markets. Our market strategy is to sell our products and or solutions to product marketing companies or joint venture with them. This will keep our sales and marketing team costs to a minimum and allow the Company to focus on its core business which is on product and solution development. In the future when the Group has acquired sufficient capital, we may build our own product sales and marketing team. In the meantime, we will continue to build our reputation in the market as a technology solution provider. The Company expects our core technologies in glasses free 3D will transform the Company to be a leader in ASD technology and solution provider.

In the coming years, the Group will focus its development in the following area:

1) We are working as an advisor to Guangzhou Marvel Digital Technology Ltd. (“GMDTL”), a related company, on the development of the China National 3D Standard for the Chinese government. In November 2014, GMDTL had signed a contract with the China government in a joint development of China National 3D Standard. In February 2016, GMDTL and MDL signed a cooperative agreement for MDL to provide technical support and autostereoscopic 3D solutions to GMDTL. In return, GMDTL shall compensate MDL for not less than RMB 10 million, equivalent to approximately US$ 1.5 million when GMDTL has received the related government research grant.

2) We shall continue to develop the glasses-free 3D advertising networks in China through distributors and joint venture partners. We shall concentrate to cost down our 3D displays, increase the functionality of our content management system, and develop more novel business models in relation to this 3D digital media network.

3) We have completed the development and started selling our state-of-the-art 2D/3D and 2K/4K super-workstations in 2015. The super-workstation provides a highly efficient application for 2D to 3D content conversion and 2K to 4K intelligent resolution enhancement. We are now developing an advanced version of our super-workstation so that both the image quality and processing speed can be further enhanced/increased.

4) We have started the development of an ASIC chip with 3D functions to provide a very cost effective solution to all our 3D products. This ASIC 3D chip will be incorporated in most of the future ASD products so as to provide a better pricing strategy and increase the market share. We plan to build a dedicated ASIC design team in the near future to expand our R&D capability, including the design of the future chip set for incorporating the China National 3D Standard functions which will have a major impact in the television industry in China.

5) We have initiated a R&D development project in virtual reality (“VR”) technology to meet the growing demand in VR products. Our development shall include VR products, application software and VR games.

6) We will develop specific business models to extend applications of our ASD products and solutions in vertical markets, e.g the education, entertainment and medical industries.

We expect to continue our growth in revenue in the near future upon successful execution of the above business plans.

When more new technology has been developed, the future revenue stream of the Group may shift more on the sale of mature technology and product solutions as well as on development and consulting service. With the successful acquisition of MDL, IMT will position itself as a technology investment company focusing on acquisition of technology related companies or projects that have synergy with our existing technologies and businesses. The goal is to own and expand the ASD technology ecosystem which the Group is building. This can enable the Group to have significant influence in the ASD market.

The future business plans depend on adequate capital being available to the Group. The Company will be reviewing potential acquisitions that can add value to the Group. The future development is dependent on the ability to have sufficient resources in funding, technology and human capital to execute our business plans. Management will also seek synergistic acquisitions to build revenue and bring in resources to complement and to supplement our internal capabilities to become a well-managed and fast growing technology company.

Analysis of Auto Stereoscopic Display (ASD) technology market – the ASD ecosystem

3D displays exhibit images with depth perception by using various technologies such as stereoscopic, multi-view, and 2D-plus-depth display. Currently, these popular 3D displays need to be viewed with special 3D glasses in order to experience depth perception. 3D displays are used in numerous devices such as 3D TVs, mobile handsets, tablets, gaming devices, and head mount devices (“HMDs”).

The global 3D display market is expected to grow at a CAGR of 28%(1) in terms of revenue during the forecast period. In 2015, the Asia Pacific (“APAC”) dominated the market, accounting for a market share of 85%(1). The APAC is a hub for different manufactures, including those that develop 3D flat displays has been highest in the region because most devices are currently being developed with 3D displays and the majority of the manufactures are based in South Korea, Taiwan, China, and Japan.

(1)	Source Global 3D Display Market Report - Technavie (Sept 2016)

Since the commercialization of 3D displays, TV service providers, advertising agencies, and broadcasters have been focusing on airing more 3D content and displaying advertisements on 3D billboards. As a result, 3D technology has evolved as one of the fastest growing display formats worldwide. Although the global 3D display market is still in its early phase, the increasing popularity of 3D display is expected to lead to unprecedented growth during the forecast period. The increased penetration of high-bandwidth internet is another major driver in this market.

The increased adoption of 3D displays in the advertisement sector is a major trend witnessed in the market. To increase customer engagement, vendors in the advertising sector are adopting autostereoscopic displays that enable the 3D effect without requiring the viewer to wear 3D glasses. Extensive use of 3D projection and display in the healthcare sector is another major trend being witnessed in the market.

ASD technology is a disrupting technology as it brings in better viewing experience in 3D mode without the need for special glasses. This technology can be integrated into any products that uses LCD display panels. As most of the product displays use LCD panels, ASD technology will potentially replace all products that incorporate LCD panels when ASD technology achieves broad acceptance and competitive pricing. In addition to the current 3D display market that ASD technology can capture, there are new applications that ASD technology (3D without glasses) can enhance our lifestyle and productivity in the digital informative society we live in. New applications will be created by tapping into scenarios like 3D without glasses in education, entertainment, architecture, and medical industries. We are seeing some of these new applications in the education classrooms and in surgical instruments in the operating room. The market potential for ASD products and solutions is equal to society demand for 3D imagery in every digital display.

In order that ASD technology to be adopted by the consumers, there need to be enough 3D content available for ASD technology adopter to consume. The buildup of an ASD ecosystem that includes a variety of ASD products and services together with plentiful ASD content will enable the technology to be adopted in the new market. The sections below will explain different technology needed to build this ASD ecosystem.

Technology overview

Auto Stereoscopy is any method of displaying stereoscopic images (adding binocular perception of 3D depth) without the use of special headgear or glasses on the part of the viewer. Because headgear is not required, it is also called “glasses-free 3D” or “glasses less 3D”. There are two broad approaches currently used to accommodate motion parallax and wider viewing angles: eye-tracking, and multiple views so that the display does not need to sense where the viewer’s eyes are located.

There are 3 main autostereoscopic displays technologies, include parallax barrier, lenticular lens and directional backlight displays, used to create images on ASD.

ASD Technology Analysis

1) Parallax Barrier

This method is widely used in modern 3D liquid crystal displays. Parallax barrier is a special device with a series of precision slits that's placed in front of LCD, serving as a filter for output image perception. The slits allow left and right eye to see their corresponding image, which is produced by a different set of pixels. That is how the illusion of 3D vision is created by parallax barriers. To have a clearer understanding of this method see the image in Diagram 4.1. The examples of parallax barrier employed in consumer products are Nintendo 3DS game console, HTC EVO 3D and LG Optimus 3D smartphones. Also used in Range Rover's navigation system, the parallax method allows both the driver to view GPS directions and a passenger to watch movies from the same display simultaneously.

However, the parallax method is not perfect, because it has some disadvantages. First one is that in order to experience stereoscopic 3D effect the viewer must be positioned at a certain angle to the display. That is actually not a big problem for video game consoles or smartphones, but not good when it comes to 3D TV sets, laptops etc. Another disadvantage is that the count of horizontal pixels that work to create a different image for each eye is limited to one half. Another drawback for mobile devices is the barrier will block a certain percentage of light going through it. In order not keep the display the same brightness, more energy is need to power the backlight which will decrease the battery power of the device.

2) Lenticular Lens

The second mostly used method of glasses free 3D is lenticular lens technique. In general, the lenticular method is based on the use of magnifying lenses. Those lenses are set in arrays to produce slightly different images when viewed from different angles.

They are also constructed in such way that when you see the image from one angle and then move to another angle the image changes as well and even moves (see Diagram in 4.1).

3) Directional Backlight

Multi-directional diffractive backlight technology permits the rendering of high-resolution and full-parallax 3D images in a very wide view zone (up to 180 degrees in theory at an observation distance of up to a meter). Pixels associated with different views or colors are spatially multiplexed and can be independently addressed and modulated at video rate with an external shutter plane. The key factor is that the guided wave illumination technique must be based on light-emitting diodes that produce wide angel multi-view images in color from a thin planar transparent light guide. Directional backlight technology is still on the way of developing and not available for mass production.

Diagram 4.1 – Different types of technologies to create ASD images

Parallax Barrier	Lenticular Lens	Directional Backlight

ASD Software

ASD software generally refers to a series of programs applied in converting 2D/3D to ASD content. Typically, for mobile phones or tablets, such programs may include applications from the app store to convert the 2D/3D content into ASD content. For ASD game consoles, there are default programs equipped inside to realize 3D effects. Converting 2D/3D to ASD mode can be done in either real time conversion or offline conversion. Real time conversion involves hardware acceleration and is done using dedicated computer hardware such as FPGA (field programmable gate array) or ASIC chip. This needs advance development work that few companies have the resources to tap into this development level. The offline conversion uses dedicated computer program is do the conversion. We have developed VISUMOTION which is a software program for 2D/3D to ASD content. On the other hand, a number of dedicated real time conversion solution based on FPGA hardware have been developed in the past two years. We are developing an ASIC chip for such conversion purpose and we expect this ASIC chip will be ready by Q1 of 2017. This ASD conversion technology forms the base technology for the Company to stay at the technology forefront.

ASD Content

ASD content refers to the photos, games, animations and other video content, which can be played in ASD hardware terminals and seen in the three-dimensional form by naked eyes without any viewing aids.

Currently the mainstream to create ASD content is the conversion from 2D content. With the continuous development of technology, it is believed that the ASD content could be directly generated in the near future.

Services

ASD technology has high technology barrier for new players. Currently, ASD technology B2B service may including consulting service, which aims to provide customized and integrated ASD solution based on the need from clients; and technology support, which aims to help clients to fix the technical problems. Content conversion service can also be established. For example, in the digital advertising sector, almost all advertising content is in 2D mode. In order to display in the ASD digital signage, the 2D video has to be converted to 3D or ASD mode. In the future, one-stop ASD solution service throughout the process from consulting to post-maintenance tends to become the trend.

Technology Analysis of 2D/3D Switchable Display Technology

Fixed lenticular technology is a prevailing technology used by most ASD displays. However, fixed lenticular has a big drawback as it does not perform well in display 2D content, especially the display of text. For mobile device such as smart phones, users spend a lot of time in surfing the Net. Fixed lenticular display provide a bad viewing experience in displaying text. Despite the additional cost of deploying switchable display technology, mobile phones will adopt 2D/3D switchable display.

Parallax barrier and lenticular lens are core methods to achieve switchable technology between 2D and 3D. Currently, parallax barrier is more commonly available in market due to the simple application and lower costs. Meanwhile, application of lenticular lens is considered as advanced switchable technology with better visual effect and such technology is still under development.

Switchable technology with parallax barrier is considered as an easy and low cost option, but the main drawback is reduced brightness of display, hence the method is battery consuming especially for some consumer electronics such as smartphone to maintain the normal brightness to viewer.

Lenticular lens is generally regarded as ultimate technology in switchable 2D/3D display. Compared with parallax barrier, switchable lenticular lens allows the display of 2D image with original resolution and switching to 3D image with equal brightness.

We have developed our ASD mobile phone using switchable parallax barrier technology. The mobile phone has a well balance design which presents a very good 3D image effect, while still keeping the cost of the product in an acceptable level. We believe we are one of the few companies that can develop such ASD mobile phone with outstanding image quality. There are a few ASD mobile producers in the market which are using fixed lenticular technology. Fixed lenticular display has a big drawback. It is not a good experience when viewing text, especially for surfing the net in a small screen. With switchable technology, the mobile phone will just act like an ordinary 2D mobile phone when the ASD function is switched off. When it comes to playing 3D video or 3D game, the 3D mode will be switched on automatically. We shall only consider applying fixed lenticular technology to mobile phones when the problem of reading 2D text has been solved.

Market and Industry Analysis

3D Display Market

Currently, the 3D display market is in its early stage. Most of the 3D-enabled electronic devices require 3D glasses to experience the 3D effect. The usage of these 3D glasses is limiting the adoption of 3D displays as the glasses are uncomfortable to wear. For instance, wearing 3D glasses for a long period sometimes causes headache or eyestrain. Therefore, to eliminate the use of glasses, vendors in 3D display market are focusing on adopting autostereoscopic technology, which delivers the 3D effect to the naked eye.

However, autostereoscopic technology currently has limitations because of its high cost and image quality. Therefore, the potential commercialization of this technology will be seen in the near future as the vendors in the 3D display market are focusing on developing ideal 3D displays using autostereoscopic technology.

Market size by revenue

The global 3D display market is growing at a CAGR of 26.8%. The market is growing at an impressive rate because of the increasing popularity of 3D technology. Some Hollywood movies such as The Lego Movie and Captain America: The Winter Soldier have been featured in 3D format and this is indicative of the popularity of this format. The market is also witness increased adoption of 3D displays in the advertisement sector. The increased popularity of 3D technology has stimulated advertising agencies to exhibit 3D content on billboards and feature 3D advertisement films.

The significant increase in the growth rate of the global 3D display market is attributed to the increased penetration of 3D TVs and the popularity of 3D technology. The increase in 3D content are expected to contribute to the growth of the global 3D display market. Digitization is one of the major factors driving the demand for 3D LED TVs, which, in turn, contributes to the growth of the global 3D display market.

Recent advanced in 3D display technology, along with the improved visual experience, picture clarity, superior performance, and high resolution of 3D display have led to their increased adoption in numerous markets, industries, and applications. These benefits/features of 3D displays are expected to contribute to the growth of the global 3D display market. Below is the ASD market overview by product category in China and Hong Kong.

Diagram 4.2 - Auto Stereoscopic Display (ASD) Market Overview - Overall Market Size and Breakdown by Product Category - the PRC

USD Million

USD Million sales	2011	2012	2013	2014	2015	2016E	2017E	2018E	2019E	2020E
Hardware	181.7	213.1	257.0	316.4	405.6	530.1	697.1	925.1	1,231.3	1,656.1
Others	69.5	77.5	88.3	104.6	128.7	164.9	214.7	284.0	384.1	528.1
Total	251.2	290.6	345.3	421.0	534.3	695.0	911.8	1,209.1	1,615.4	2,184.2

Exchange Rate: 1 USD=6.6 RMB

Source: Frost & Sullivan report commissioned by the Group (Exhibit 15.2)

Diagram 4.3 - Auto Stereoscopic Display (ASD) Market Overview - Overall Market Size and Breakdown by Product Category – Hong Kong

USD Million

USD Million sales	2011	2012	2013	2014	2015	2016E	2017E	2018E	2019E	2020E
Hardware	38.4	45.4	55.7	68.6	86.0	108.5	138.2	177.1	228.8	300.9
Others	12.3	14.3	16.9	20.2	24.3	30.6	39.1	50.3	65.2	87.1
Total	50.7	59.7	72.6	88.8	110.3	139.1	177.3	227.4	294.0	388.0

Exchange Rate: 1 USD=7.8 HKD

Source: Frost & Sullivan report commissioned by the Group (Exhibit 15.2)

Market size by volume

The volume shipment of 3D displays is growing at a CAGR of 19.9%. Increased adoption of 3D display by 3D TV, smartphone, and portable display device manufacturers has led to an increase in the volume shipments of 3D displays.

The increased demand for 3D TVs and the rise in the number of 3D advertisements are the factors driving the increase in the shipments of 3D displays worldwide. Consumers prefer 3D content because of its unique visual appeal. In addition, with the increase in popularity of 3D technology, advertising agencies are employing autostereoscopic 3D technology to display advertisements on billboards. The impact of 3D technology’s immersive and unique visual quality has led to a substantial increase in brand recognition, loyalty, retention, and advertisement recall across the globe.

Market Segmentation by Application

Global 3D display market is segmented as follows:

•   TVs

•   Smartphones

•   Others - include tablets, portable gaming devices, monitors and HMDs.

The majority of the revenue in the global 3D display market was generated from the 3D TVs segment in 2014. This was followed by the smartphones segment, wherein the penetration of 3D displays in smartphones is expected to rise significantly in the coming years. The others segment, which includes applications such as tablets, portable gaming devices, and HMDs will contribute significantly to the growth of the global 3D display market.

Consumers are adopting 3D technology at a significant pace because of the increasing popularity of 3D technology and the increasing 3D content worldwide. Moreover, numerous Hollywood movies such as Godzilla, 300, Rise of an Empire and animated movies such as Lego and How to Train Your Dragon. As a result of this consumers are more drawn to the 3D visual experience, and hence the demand for 3D TVs is increasing. Therefore, the demand for 3D displays form the 3D TVs segment is increasing significantly. Moreover, with the advent of autostereoscopic technology, the 3D TVs segment will flourish as it eliminates the usage of glasses for 3D content.

However, there are challenges in the market with regards to the picture clarity when viewed from different angles in a TV. As a result, 3D display manufactures are focusing on eliminating such technical challenges, to deliver superior customer satisfaction. Portable devices such as gaming devices, smartphones, and tablets will adopt 3D technology at a greater pace because consumers can adjust the eye angle accordingly as these are handheld devices.

The 3D advertising space and 3D gaming is gaining traction in the market, which will contribute significantly to the growth of the global 3D display market.

Below is a market size breakdown by application as of 2015 and 2020 for the China and Hong Kong which shows Gaming & Entertainment and advertising as the largest market size segment.

Diagram 4.4 - Market Size Breakdown by Application - the PRC

Source: Frost & Sullivan report commissioned by the Group (Exhibit 15.2)

Diagram 4.5 - Market Size Breakdown by Application - the Hong Kong

Source: Frost & Sullivan report commissioned by the Group (Exhibit 15.2)

Market Growth Drivers

Some of the key growth drivers in the 3D market are as follows:

Growing Market Demand

Up to now, in Asia, ASD technology has limited customer base with limited application scope. The high research and development cost of ASD products leads to high price of ASD products, which are hardly affordable by the individuals. Also the immaturity of ASD technology has restricted its application. Driven by the growing maturity of related technology and increasing demand for three dimensional experience from the mass market, with the expanding range of application, considerable growth tends to be stimulated in ASD market.

Continuous Upgrade of Technology

For any emerging high-tech industry, the technology innovation is widely considered to be the most effective productivity force. ASD technology, especially 2D/3D conversion technology has kept developing during the recent years, and now the leading ASD players are still making effort to promote the success of ASD technology upgrading. In Korea, the traditional giant companies prefer to cooperate with tech innovative companies from overseas so as to accelerate the technology integration and upgrading.

Decrease in product cost

As the ASD technology progresses, the key production process of ASD panel modules gradually improves by both automating the production and increasing the yield rate of the products. On the other hand, the production volume gradually ramps up with increasing demand. This contributes to a significant lowering of the cost of the ASD modules which is a major cost factor in all ASD products.

Support from Government

-	In order to propel the upgrade of the traditional IT industry, Ministry of Industrial and Information Technology (MIIT) in China organized a seminar in 2016 to discuss the innovative technology of color TV, clearly pointing out the significance of promotion the development of ASD TV, which likely to stimulate the growth of ASD in China.
-	Korea Communications Commission, together with Ministry of Culture, Sports, and Tourism, set funds to support the investment on research, manufacturing and talent cultivation of 3D industry, aiming to launch holographic technology in the year 2020.
-	Japan holds a large number of ASD patents and plays a leading role in the global ASD market, especially in the field of ASD software. National Institute of Information and Communication Technology (NICT) in Japan has published periodicals on ASD, implying great attention on ASD industry. Japan government also supports and recommends the use of ASD products in the coming Olympics in 2020.

Dynamic Venture Capital

Since 2013, more venture capital has been invested in ASD industry in China. It is expected that the benefits from these investments will show the technical and financial results in the coming years. Whereas the investment in ASD industries in Japan and South Korea occurred much earlier which has placed them as leaders in ASD technology.

Increased in 3D video content

With the commercialization of 3D displays, the global 3D display market has been witnessing an increase in 3D video content worldwide. Although the market is still in its early stage, the penetration of 3D technology has been on the rise as 3D display panel are being used in mobile handsets, tablet PCs, and in digital signage for advertisement. The increased volume of 3D video content also has a significant impact on its growing popularity, which has led to the emergence of several 3D channels over the past few years.

Increased adoption of 3D displays in advertising sector

The high popularity of 3D technology has encouraged advertising agencies to display 3D content on billboards and feature 3D advertisement films. These agencies have also employed autostereoscopic 3D technology for advertising is expected to foster the growth of the global 3D display market.

Use of 3D displays in the healthcare sector

The healthcare sector is expected to increasingly adopt 3D display to help doctors diagnose patients more effectively. 3D projectors will also help doctors identify and decide on the most effective form of treatment. They can also be used as an alternative to microscopes during surgical procedures. 3D projectors can accurately display scientific content. They also display flawless images and, at times, are tailored for clinical reviews. Autostereoscopic displays are much welcome to replace conventional 3D with glasses, as the doctors no longer need to wear special glasses in surgical procedures and clinical reviews.

Increased in 3D display applications

The number of applications of 3D projectors and displays has increased over the past few years. 3D displays are presently used in flat panel TVs, portable gaming devices, and advertisement billboards. They are also expected to be featured extensively in several devices in the future, including 3D smart displays, mobile handsets, displays used in the healthcare sector, notebooks, monitors, and large-sized displays. This growing number of 3D display applications will lead to an increased penetration of 3D displays and improve the growth prospects of the market.

Increased penetration of high-bandwidth internet

The rapid development of infrastructure capable of supporting high-speed internet worldwide will facilitate market growth as it will lead to increased adoption of 3D displays. Fiber-based, high-capacity broadband connection rollouts are increasingly being witnessed in developed countries in the Americas and the EMEA. High-bandwidth networks also enable seamless transmission of live, high-quality content over the internet. Thus, the high penetration of high-speed internet technologies in the market will lead to increased adoption of small and medium-sized 3D display devices.

Increased adoption of portable 3D gaming devices

Portable 3D game devices have been gaining popularity worldwide, especially after the consumer electronics company Nintendo released its device Nintendo 3DS in the market. This device, which supports 3D gameplay, does not require glasses as it uses autostereoscopic 3D technology. Because of its popularity, many 3D gaming devices are expected to enter the market. Thus, the entry of several vendors into the portable 3D gaming devices domain will increase the market size and foster the growth of the global 3D display market.

Emergence of 3D tablet PCs

A few tablet PCs with 3D displays are available in the market, and autostereoscopic technology-based 3D tablet PCs are expected to be commercialized in the near future. The market will see the entry of several tablet PC manufactures, which, in turn, propels the growth prospects of the global 3D display market.

Need to replace analog displays with digital displays

Several countries have legislated the switch-over of analog TV broadcasts to digital as this is one of the stringent regulations imposed by governments for digitalization. This has been a major driving factor for the increased adoption of digital TVs. Digitization has led to increased demand for 3D displays.

Trends in ASD Market

The three developing trends for autostereoscopic display market are i) expanding application fields, ii) higher level of interactivity and iii) standardization of the industry.

Expanding Application Fields

The application of ASD is still in the exploratory stage. For now, the application field mainly include gaming & entertainment, advertising, education and medical fields. In the future, ASD is estimated to further expand its application in existing fields and explore new land in architecture, military and other industries. With ASD technology getting more mature, manufacturing and e-commerce are also likely to join the downstream of ASD industry. Therefore, ASD industry is estimated to embrace a great surge in the future.

Enhance interactivity

Limited by the technology, content and presentation form of the current ASD, the audience has no choice but to play a passive role to accept the video information. However, in the long term R&D team will lay more emphasis on humanization design and better user experience, and consumers are expected to raise higher requirements on the maneuverability of ASD products. As a result, higher interactivity tends to become a new focus for product development in ASD market.

Standardization of Industry

The ASD industry is typically of an emerging technology where there is a lack of uniform product standard. There needs to be a push towards a unified ASD industry standard such as input and output interface standard, media coding and encoding protocol, etc. Once the standards have been established then the industry can move quickly to bring this technology to the masses. Through our affiliate, we are now working the unified ASD industrial standard in China with the State Administration of Radio, Film and Television of the People’s Republic of China (SARFT).

Competitors

The market for glasses-free 3D technology is still in its early stage, and there are very few competitors worldwide. Nonetheless, there are many established and early stage companies that address the 3D display market in one way or another, including makers of 3D televisions and mobile phones, such as Panasonic Corporation, Samsung Electronics Corporation, Ltd., Sony Corporation and X6D Limited. For the most part, these companies do not market 3D autostereoscopic products, and thus do not compete directly with the products and services we seek to market. However, at this time, we consider them to be competitors generally in the effort to market stereoscopic display (with glasses) solutions to end user businesses. They have different markets apart from this new autostereoscopic (glasses-free) 3D market. Philips is the pioneer in autostereoscopic technology. However, Philips does not produce or sell autostereoscopic 3D products for many years. Other companies operating in this domain such as Magnetic 3D, Alioscopy, and Dimenco have started operation earlier than us. They do have similar technology that we have, but we believe they do not have the cost advantage that we have. We have strategically well positioned our base operation in Hong Kong and China where we believe we have cost effective outsourcing manufacturing strategy. In addition, we have a wider product and solution offerings than most of our competitors. On the other hand, very few of these competitors are public listed companies. We shall have a better advantage if we can be listed on NASDAQ such that we can have a better position to raise adequate capital for our product development.

The ASD market in Asia is fragmented with different players involved in research and development, production of lamination services, production of the autostereoscopic display and production of complete ASD devices. At retail level, there are approximately over 50 brands of ASD devices available in the market. Japan and China are the leading countries in Asia featured with a number of reputable market players who are capable to supply ASD devices to different countries worldwide.

Market Concentration

The competition of ASD market at retail level is mainly triggered by selling price, quality and user acceptance. There are a variety of ASD products available in market such as smartphones, digital signage, TV and tablets, and the number is growing along with the market expansion and technology advancement. ASEAN and China are the fast growing developing regions in terms of ASD technology development and product application in Asia. Some market players are capable to offer ASD solution and service to cooperate customers from, for example, the advertising industry.

Technology Competition

The majority of ASD devices in markets are based on fixed lenticular and switchable parallax technology. However, leading market players are putting emphasis on research and commercialization of lenticular-based switchable ASD technology which offers better 3D visual effect and brightness control than the existing parallax barrier method.

Product Service

Some ASD solution providers focusing on corporate customers may offer related services such as content conversion for videos and games apart from ASD hardware. The corporate customers are mainly from advertising and entertainment industries.

Market Challenges

Some of the major challenges faced by the vendors in the market are as follows:

•   Lack of interoperability among stakeholders

•   Lack of standardization of 3D displays

•   Increased selling price of 3D displays

•   Limitations of autostereoscopic 3D display technology

Lack of interoperability among stakeholders

The adoption of 3D flat panel TVs plays a significant role in the growth of this market as it accounts for more than 80% of the overall demand for 3D displays. The adoption of these 3D flat panel displays depends on the availability of 3D video content. The more 3D content available, the higher the adoption rate of 3D TVs. However, the lack of interoperability among the players present in the 3D content delivery value chain works against an increase in 3D video content. These players include content owners, flat panel manufactures, satellite operators, and platform operators.

Lack of standardization of 3D displays

3D displays have been commercialized recently and their development is still in an early stage; hence, 3D display technology is yet to be standardized. The lack of standards has reduced the adoption rate of 3D displays among consumers. Standardization is essential to avoid confusion among potential buyers and to avoid burdening them with too many options. It is also essential for smooth interoperability among players in the value chain.

Increased Selling Price of 3D displays

The market is expected to witness an increased in the selling price of 3D displays because of the increased cost of raw materials and development. An increase in selling price would transfer the cost pressure to consumers. Another factor behind the increased in the selling price is the high cost of producing autostereoscopic 3D displays as the mass production process has not been established.

Limitations of autostereoscopic 3D display technology

All 3D technologies, except autostereoscopic technology, require glasses to experience the 3D projection. But autostereoscopic technology is expensive and difficult to be integrated with large-sized displays. The technology also has technical limitations pertaining to the viewing angle. It can also lead to visual fatigue, though this is only for those lower quality ASD display suppliers, when the user is viewing the display for long periods of time. Due to some of these limitations, the cost of autostereoscopic displays is expected to remain high, which will result in slow rate of adoption.

Market traction

The revenue generation of the global 3D display market is rising because of the increase in 3D content worldwide. The increasing popularity of 3D technology among end-consumers and the rise in the launch of 3D Hollywood movies are the major factors driving the demand for 3D enabled devices. Currently, the enhanced user experience through 3D technology is driving the market. The 3D display market is dominated by 3D TVs, and other application areas such as smartphones, tablets, and HMDs will take off in future as 3D because mainstream format.

With the increase in the number of gamers worldwide, 3D enabled gaming consoles are gaining market traction. The unique gaming experience created through these displays is engaging users. As traditional advertising has almost reached saturation, companies are focusing on 3D display billboards to enhance their respective customer bases. Healthcare is another booming sector, wherein doctors use 3D displays to better analyze 3D images.

Market attractiveness

The industry is influenced by many factors that either drive or curtail market growth. An increase in 3D content, rapid advances in technology, and the increased adoption of 3D displays in the advertising and healthcare sectors are some of the significant trends fueling market growth.

Rapid advances in technology have prompted OEMs to upgrade their systems. But this has added to the costs for vendors. Moreover, with the emergence of autostereoscopic technology, vendors in the global 3D display market are focusing on eliminating the limitations associated with this technology, as autostereoscopic technology enables a user to see 3D visuals without the use of glasses.

Competition among vendors is expected to increase because of increased demand for mobile devices such as smartphones and tablets in both developing and developed regions. Most vendors are adopting new technologies to match global standards. 3D displays are penetrating numerous markets such as that of smartphones, tablets, gaming devices, monitors, HMDs, healthcare, and advertising. The use of 3D displays in HMDs, in particular, will find increased acceptance because of the enhanced visual experience it offers.

ASD Reginal Development

The ASD market in Asia has experience rapid development during recent years, and it still contains tremendous potential for the future growth. Japan, South Korea, China and ASEAN are considered to be the major engines to propel the Asian ASD market from the perspective of technology advancement or market potential, and these four regions represent different competitive advantages. In the coming decades, with the increasing level of integration of the ASD industry in different regions, the Asian ASD market is estimated to embrace a brilliant future.

China

The ASD market in China has demonstrated increasing competition. The continuous entry of new players has led to a relatively fragmented market status. The ASD market in China is still in the period of rapid development, so the number of new entrants tends to keep increasing. For now, China represents a high efficiency in the process of industrialization and application development of ASD products.

ASEAN

The ASD market in AEAN has not yet fully established and the local ASD players have not emerged so far. Due to the relatively inexpensive labor force, many overseas ASD players are transferring their hardware manufacturing facilities to Southeast Asia.

Korea

Many traditional technology giants in Korea have been striving to develop ASD business, such as Samsung, LG, Maxon F-Vision, etc., who are leading the development of ASD market in Korea. The technology communication environment in Korea is open and free. Most of the local players in Korea are willing to receive the cooperation from overseas. It is projected that the competition in the ASD market of Korea tends to become stiffer in the future with the introduction of new foreign entrants.

Japan

The ASD market in Japan demonstrates that highest market concentration ratio all over Asia. Both the government and relative companies commit great investment and resources on research development and promotion of ASD. Japan has been among the leading countries in ASD technology in Asia, especially in software. However, Japan shows a conservative attitude toward technical exchange communication with overseas companies.

Sourcing and Manufacturing

We will subcontract the production of our hardware products to third party subcontract manufacturers. Such manufacturers produce these products using OEM parts under specifications and licenses granted, as necessary, by our Company. This would reduce the capital requirements to maintain and support a manufacturing infrastructure.

Marketing, Distribution and Sales

We are currently exploring further business opportunities with various distributors in China, Asia and the rest of the world for our audio and ASD products. For our ASD products we have established distributors in major cities in China. We are also in the process of building our own brand for our ASD and audio products which we intend to launch when we have the necessary resources available.

Sources and Availability of Raw Materials and Principal Suppliers

For our ASD products we rely on certain critical components in the market place. Our principal suppliers are supplying us with LCD panels and computer hardware.

Inventory, Operating Capital and Seasonality

Our inventory levels are expected to be modest relative to our sales. Our manufacturing policy is to manufacture to order. Thus we would not expect to keep much inventory unless under extraneous circumstances such as material shortage or expected prolonged manufacturing interruption i.e. labor strike.

We will monitor our operating capital to meet our obligations as they come due. We monitor our operating budgets in view of our operating cash flow requirements.

We do not expect any seasonality to our business other than normally expected in the consumer electronics business where there is a general let down in the first quarter of each year after the Christmas season.

Dependence on Major Customers

In 2015 and 2016, our major sales are our Marvel 3D Pro workstations, CMS, software and technology solutions and ASD displays. These products are normally sold as a system; therefore, our sales are focused on a few customers. In 2016 and 2015, our largest 5 customers accounted for 86% and 84% of our revenue, respectively. Going forward, we will appoint distributors to sell our products and services, and we will maintain a very small sales and marketing team in order to keep our operating costs low. Each of these distributors will have their own major customers, but consider as a whole, we are not dependent on only a few specific customers in order to derive sales as we build up our distributor network and customer base.

Research and Developments

We outsource basic research to local universities and research institutes on research and development of advanced technology in 3D imaging. The research outcome from these research entities will be either owned by us or under exclusive or non-exclusive licenses to us. We maintain our own development team to further develop products and solutions which we foresee to have potential markets. This kind of two-step development will be best suited for small to medium size technology companies in order to keep a balance in R&D budget. We shall further expand our internal R&D team when we have enough earnings or have acquired enough capital to grow.

Intellectual Property

Pivotal to the development and commercialization of our ASD products is intellectual property protection for the underlying technology and the product candidates. The licenses we hold are further described on page 52 under “Patent Portfolio”.

In addition to patent protection, we rely on unpatented trade secrets, know-how and other confidential information as well as proprietary technological innovation and expertise that are protected in part by confidentiality and invention assignment agreements with our employees, advisors and consultants.

Patent matters in electronics industry are highly uncertain and involve complex legal and factual questions. The availability and breadth of claims allowed in electronics patents cannot be predicted. Statutory differences in patentable subject matter may limit the protection IMT can obtain on some or all of its licensed inventions or prevent us from obtaining patent protection either of which could harm our business, financial condition and results of operations. Since patent applications are not published until at least 18 months from their first filing date and the publication of discoveries in the scientific literature often lags behind actual discoveries, we cannot be certain that we, or any of our licensors, were the first creator of inventions covered by pending patent applications, or that we or our licensors, were the first to file patent applications for such inventions. Additionally, the grant and enforceability of a patent is dependent on a number of factors that may vary between jurisdictions. These factors may include the novelty of the invention, the requirement that the invention not be obvious in the light of prior art (including prior use or publication of the invention), the utility of the invention, and the extent to which the patent clearly describes the best method of working the invention. In short, this means that claims granted in various territories may vary and thereby influence commercial outcomes.

While we intend to seek patent protection for our 3D products and technologies, we cannot be certain that any of the pending or future patent applications filed by the company, or licensed to us, will be approved, or that IMT will develop additional proprietary products or processes that are patentable or that we will be able to license any other patentable products or processes. IMT cannot be certain that others will not independently develop similar products or processes, duplicate any of the products or processes developed or being developed by the company or licensed to us, or design around the patents owned or licensed by us, or that any patents owned or licensed by us will provide us with competitive advantages.

Furthermore, we cannot be certain that patents held by third parties will not prevent the commercialization of products incorporating the technology developed by us or licensed to us, or that third parties will not challenge or seek to narrow, invalidate or circumvent any of the issued, pending or future patents owned or licensed by us.

Our commercial success will also depend, in part, on our ability to avoid infringement of patents issued to others. If a court determines that we were infringing any third party patents, we could be required to pay damages, alter our products or processes, obtain licenses or cease certain activities. We cannot be certain that the licenses required under patents held by third parties would be made available on terms acceptable to us or at all. To the extent that we are unable to obtain such licenses, we could be foreclosed from the development, export, manufacture or commercialization of the product requiring such license or encounter delays in product introductions while we attempt to design around such patents, and any of these circumstances could have a material adverse effect on our business, financial condition and results of operations. We may have to resort to litigation to enforce any patents issued or licensed to us or to determine the scope and validity of third party proprietary rights. Such litigation could result in substantial costs and diversion of effort by us. We may have to participate in opposition proceedings before the relevant patent office, or in interference proceedings declared by the United States Patent and Trademark Office, to determine the priority of invention for patent applications filed by competitors. Any such litigation interference or opposition proceeding, regardless of outcome, could be expensive and time consuming, and adverse determinations in any such proceedings could prevent us from developing, manufacturing or commercializing our products and could have a material adverse effect on our business, financial condition and results of operations.

Patent Portfolio

The following table presents our portfolio of patents and patent applications, including their status (as at September 30, 2016) and a brief description of their respective inventions.

Patent Owner	Title	Patent No. /Application No.	Status	Expires
Visumotion International Limited (A wholly owned subsidiary of MDL)	(i) Method for processing a spatial image	EP 2172032	Granted in Germany	June 2028
		EP 2172032	Granted in France
		EP 2172032	Granted in U.K.
		4988042	Granted in Japan
		US 8,817,013	Granted in U.S.
	(ii) Method for stereoscopic illustration	2010 80019861.4	Granted in China	May 2030
		US 8,797,383	Granted in U.S.
		102010028668	Granted in Germany
Independent party - Versitech Limited (A subsidiary of the University of Hong Kong)	(i) A depth discontinuity-based method for efficient intra coding for depth videos	62/199,727	Provisional Patent in U.S. These patent rights in relation to 3D video encoding and transmission will be assigned by the owner to Marvel Digital Limited in the event of either (1) IPO of MDL shares or (2) the 3D video technologies covered by the Patent Rights is approved by PRC authority as an industry standard	N/A
	(ii) Global and major object motion estimation, compensation and efficient realization for depth compression	62/199,754
	(iii) A multi-overlay variable support and order kernel-based representation for image deformation and view synthesis	62/199,702
	(iv) Auxiliary Data for Artifacts-Aware View Synthesis	62/285,825
	(v) Shape-adaptive model-based codec for loss and lossless compression of binary images	62/300,502
Marvel Digital (Shenzhen) Limited (A wholly owned subsidiary of MDL)	Method and apparatus for Chroma interpolation of video image	200710070313.4	Granted in China	July 2027
	A Universal Stereo Image Synthesis Method Based on Lenticular Lens for LCD Stereoscopic Display	200810062513.X		June 2028
	A Method of Virtual View Synthesis Based on Depth and Occlusion Information	200810062811.9		July 2028
	A Method of Extracting Hierarchical Image for 3D TV	200810062810.4		July 2028
	A Multichannel Video Stream Coding Method Based on Depth Information	200810062864.0		July 2028
	Multichannel Video Stream Encoder and Decoder Based on Depth Image Rendering	200810062865.5		July 2028
	A Method of converting 2D video to 3D video in 3D TV system	200910102114.6		August 2029
	A Depth Extraction Method of Fusing Motion Information and Geometric Information	200910102153.6		August 2029

Patent Owner	Title	Patent No. /Application No.	Status	Expires
Marvel Digital (Shenzhen) Ltd. (A wholly owned subsidiary of MDL) (Continued)	A Method of Layered B Predictive Structural Arrangement with High Compressibility	200910155883.2	Granted in China	December 2029
	A Method for Expressing 3D Scene and its TV System	201010039540.2		January 2030
	A Virtual View Method Based on Video Sequence Background Modeling	201010039539.X		January 2030
	A Depth Representation Method Based on Optical Flow and Image Segmentation	201010101197.X		January 2030
	Extraction method of occlusion information in stereoscopic image pairing	201010141105.0		April 2030
	A Method of Generating Virtual Multiview Images Based on Depth Graph Layered	201010228696.5		July 2030
	A 3D Augmented Reality Method for Multiview Stereoscopic Display	201110412061.5		December 2031
	Depth image post-processing methods	201110460155.X		December 2031
Marvel Digital Limited	Method for Enhancing Video Resolution and Video Quality, Encoder and Decoder	16103565.1	Granted in Hong Kong	October 2023
	A Method, Apparatus and Device for Acquiring a Spatial Audio Directional vector	16103566.0	Pending for approval in Hong Kong	N/A
		201610566911.X	Pending for approval in China	N/A
		15/216,726	Pending for approval in U.S.	N/A
		105134696	Pending for approval in Taiwan	N/A
	A Lens For Extended Light Source and Design Method Therefor	16106705.5	Pending for approval in Hong Kong	N/A
	A Method and a System for generating depth information associated with an image	16111725.1	Pending for approval in Hong Kong	N/A
	Method For Improving the Quality Of 2D-to-3D Automatic Conversion By Using Machine Learning	16111899.1	Pending for approval in Hong Kong	N/A

Material Contracts Related to Intellectual Property and Commercialization Rights

License Agreement with Versitech Limited

In September 2015, Versitech Limited (“Versitech”) and Marvel Digital Limited (“MDL”) entered into a License Agreement in respect to the sharing of income arising from the intellectual property rights in the video encoding and transmission worldwide. The agreement provides MDL and its affiliates for the term an exclusive and royalty-bearing license under the patent rights owned by Versitech listed in the previous table on page 52 above, to develop, make, have made, use, sell, offer to sell, lease, import, export or otherwise dispose of licensed product in 3D video encoding and transmission worldwide and with the right to grant sublicense pursuant to the terms of the agreement. MDL shall pay an upfront payment in the amount of HK$100,000 and a running royalties of 3% of net sales on licensed product and licensed process by MDL and its affiliates and sublicensee. MDL shall also pay Versitech a total of 15% of all sublicense income received by MDL or any of its affiliates. In addition, there are milestone payments payable to Versitech Limited upon the event when cumulative gross revenue arising from the licensed products reaching certain levels with the maximum cumulative total milestone payments of HK$2,000,000. This project was originally derived from an earlier agreement entered into among the Government of the Hong Kong Special Administrative Region, MDL and the University of Hong Kong (“HKU”) under the Innovation and Technology Fund University-Industry Collaboration Programme entitled “Content Generation and Processing Technologies for 3D/Multiview Images and Videos”. Versitech is a wholly-owned subsidiary and the technology transfer arm of HKU.

Technology License Agreement with Koninklijke Philips N.V.

In October 2013, a Technology License Agreement between Koninklijke Philips N.V. (“Philips”) and MDL for granting MDL a non-exclusive and non-transferable license under certain intellectual property rights on/over for licensed patents and knowhow in relation to the 3D lenticular display design, 3D content creation and 3D formats (“the 3D Technology”) to develop, manufacture, sell and / or otherwise dispose of such 3D display modules and sets, and to disclose and make available certain know-how and information relating to the 3D technology to MDL. The Agreement shall remain in force for a period of 10 years or until the last to expire Licensed Patent has expired, whichever is later, unless terminated earlier in accordance with the provisions. The Technology License Agreement involve 700+ patents owned by Philips.

Government Regulations

The market for 3D technology is affected by a wide range of U.S. and international regulations, including regulations related to taxation and import-export controls, which could negatively impact the market for these devices we sell or decrease potential profits to the Company. Pursuant to the Tariff Act of 1930, as amended, the Trade Act of 1974 and regulations promulgated there under, the United States government charges tariff duties, excess charges, assessments and penalties on many imports. These regulations are subject to continuous change and revision by government agencies and by action of the United States Trade Representative and may have the effect of increasing the cost of goods purchased by the Company or limiting quantities of goods available to the Company from our overseas suppliers. As some of our products are sold in China, we will need to follow the Regulations of the People's Republic of China on Import and Export Duties which are amended from time to time and may have the effect of increasing the costs of goods sold by the Company into China.

Costs and Effects of Compliance with Environmental Laws; Environmental Matters

We are not aware of any material costs or impacts on our business related to compliance with federal, state or local environmental laws regarding the products we intend to market and sell.

Insurance

We do not carry any kind of product liability or other business insurance.

Legal and Administrative Proceedings

We are not part to any material legal or administrative proceedings, and we are not aware of any threatened material legal or administrative proceedings against us.

C.	Organizational Structure

As at December 31, 2016, we have a total of 12 subsidiaries and their corporate details and business activities are listed below:

Subsidiary Name	Place of Incorporation	% held	Business scope
CIMC Marketing Pty Ltd	Australia	100% Direct	Management services and trading
Binario Ltd	British Virgin Islands	100% Direct	Investment holding company
Yamaga Ltd. (Formerly known as China Media Ltd)	Hong Kong	100% Direct	Advertising and media services
Dragon Creative Ltd	Hong Kong	100% Direct	Sales and distribution of various 3D related products and provision of 3D consulting services
Global Vantage Audio Ltd	Hong Kong	50% Indirect	Sale and distribution of audio products
Marvel Digital Ltd	Hong Kong	100% Indirect	Development of 3D autostereoscopic display technology and investment holding
Visumotion International Ltd	Hong Kong	100% Indirect	Sale of software and provision of consultancy services
Marvel Digital (Shenzhen) Ltd	China, PRC	100% Indirect	Manufacturing and distribution of 3D products and provision of 3D consultancy services
Marvel Software (Shenzhen) Ltd	China, PRC	100% Indirect	Dormant
Digital Media Technology Ltd	Labuan, Malaysia	100% Indirect	Sale and distribution of 3D and audio products
Yamaga Audio Limited	Nevada, USA	100% Direct	Investment holding company
Zamora Corporation	Nevada, USA	100% Direct	Sales and administration office in USA

D.	Property, Plant and Equipment

The Company has its registered office in Adelaide, Australia, the principal and main operating office located in Hong Kong, and a test assembly and operating office in Shenzhen, China. In Australia, the Company rents a 100 square feet office on a month to month basis at a costs of A$1,000 per month. In Boston, we have rented 90 square feet office for about A$ 210 per month. In Hong Kong, the Company’s the principal office is approximately 4,700 square feet which is currently rent free, and rents the operating office which is approximately 4,000 square feet on a three-year lease at approximately A$11,000 per month until May 31, 2017. In Shenzhen, the Company rents the operating office which is 3,800 square feet on a three years’ lease at approximately A$6,800 per month until January 31, 2019.

The Company’s manufacturing plan is for pre-production or test prosecution. The Company intends to outsource the commercial production to subcontractors. Accordingly, the Company does not intend to build infrastructure to expand its manufacturing capabilities, capital equipment, headcount, or administrate burden. We believe we will be able to obtain additional office space for our operations, as needed, on commercially reasonable terms. Our plant and equipment recorded in our financial statements as at December 31, 2016 consisted of A$461,153 for leasehold improvements relating to renovation and decoration costs for our offices and $604,482 for Office Furniture and Equipment. We are not aware of any environmental impact on the use of these fixed assets. With adequate funds raised in the capital market, we may consider to invest in advance manufacturing facility on the most critical production process of our ASD products.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of the financial condition and results of operations of IMT should be read in conjunction with the audited financial statements as at and for the fiscal year ended December 31, 2016, as at and for the year ended December 31, 2015, and as at and for the year ended December 31 2014, together with the notes thereto, and for the unaudited condensed interim consolidated financial statements for the six months ended June 30, 2016 and 2015, together with the notes thereto included elsewhere in this Registration Statement. The financial information contained in this Registration Statement is derived from the financial statement, which were prepared in accordance with IFRS.

A.	Operating Results

IMT is an Australian company engaged in the development, sale and distribution of autostereoscopic 3D display, 3D video wall, 3D conversion equipment and software, and provision of 3D technology solutions and consultancy services, and (b) sale and distribution of audio products.

We were incorporated under the laws of the Commonwealth of Australia on August 8, 2008 under the name “China Integrated Media Corporation Limited”. On October 12, 2016 we changed the company name to Integrated Media Technology Limited. The principal listing of our ordinary shares is on the Australian Securities Exchange, or ASX.

On May 2, 2017, we effected a 1-for-30 reverse split of our common stock. The purpose of the reverse stock split was to enable us to meet the Nasdaq’s minimum share price requirement. The reverse stock split became effective and the common stock began trading on a split-adjusted basis on the Australian Securities Exchange at the opening of trading on May 8, 2017. All share and per share amounts disclosed herein give effect to this reverse stock split retroactively, for all periods presented.

For a description of the milestones that we have achieved since inception and through to the date of this report, see “Item 4. Information on the Company – A. History and Development of the Company.”

Overview

We are at an early stage in the development of our 3D products and services and audio products. We have incurred net losses since inception until recently when we recorded a profit for the fiscal year 2015 mainly through the sale of our autostereoscopic 3D display, 3D conversion equipment and software. Going forward in order to maintain the profitability, the Company needs to continue to develop and sell the 3D products and services. To date, we have funded our operations primarily through the sale of equity securities, advances from shareholder and from operation profits. For details of the business overview, see “Item 4. Information on the Company – B. Business Overview.”

Critical Accounting Policies

We prepare our financial statements in accordance with IFRS as issued by IASB. As such, we are required to make certain estimates, judgments, and assumptions that management believes are reasonable based upon the information available. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The significant accounting policies listed in Note 3 to the consolidated financial statements that management believes are the most critical to aid in fully understanding and evaluating our financial condition and results of operations under IFRS are discussed below.

Inventories

Finished goods are stated at the lower of cost and net realisable value on a 'first in first out' basis. Cost comprises direct materials and delivery costs, import duties and other taxes. Costs of purchased inventories are determined after deducting rebates and discounts received or receivable. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.

Impairment of Assets

At each reporting date, the Group reviews the carrying values of its tangible and intangible assets to determine whether there is any indication that those assets have been impaired. If such an indication exists, the recoverable amount of the assets, being the higher of the asset’s fair value less costs to sell and value in use, is compared to the asset’s carrying value. Any excess of the asset’s carrying value over its recoverable amount is expensed in profit or loss.

Impairment testing is performed annually for goodwill and intangible assets with indefinite lives.

Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belong.

Goodwill

Goodwill and goodwill on consolidation are initially recorded at the amount by which the purchase price for a business or for an ownership interest in a subsidiary exceeds the fair value attributed to the identifiable net assets at acquisition date. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses.

Intangible Assets

(i)	Acquired both separately and from a business combination

Purchased intangible assets are initially measured at cost. The cost of an intangible asset acquired in a business combination is its fair value as at the date of acquisition. Following initial recognition, intangible assets are measured at cost less any accumulated amortization and any accumulated impairment losses. Intangible assets with finite lives are amortized over the useful life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at each financial year end. Intangible assets, excluding development costs, created within the business are not capitalized and expenditure is charged against profits in the period in which the expenditure is incurred.

(ii)	Autostereoscopic 3D display technologies and knowhow

The autostereoscopic 3D display technologies and knowhow acquired in the business combination is measured at fair value as at the date of acquisition. These costs are amortized over the estimated useful life of 8 years and are tested for impairment where an indicator of impairment exists. The useful lives are also examined on an annual basis and adjustments, where applicable, are made on a prospective basis.

(iii)	Research and development costs

An intangible asset arising from development expenditure on an internal technology project is recognized only when the Group can demonstrate the technical feasibility of completing the intangible asset or technology so that it will be available for application in existing or new products or for sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development, the ability to measure reliably the expenditure attributable to the intangible asset during its development and the ability to use the tangible asset generated. For labor costs, all research and development member salaries that are directly attributable to the technology project are capitalized. Administrative staff and costs are recognized in the profit or loss instead of capitalizing this portion of costs. Following the initial recognition of the development expenditure, the cost model is applied requiring the asset to be carried at cost less any accumulated impairment losses. The amortization rate of these intangible assets was determined on the basis of the estimated useful life from the time that the relevant asset is taken into use.

(iv)	Intellectual property

Expenditure incurred on patents, trademarks or licenses are capitalized from the date of application. They have a definite useful life and are carried at cost less accumulated amortization. They are amortized, using the straight line method over their estimated useful lives for a period of 8 to 15 years.

(v)	Computer software

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over their estimated useful lives (2-5 years). Costs associated with maintaining computer software programmes are recognized as an expense when incurred.

Plant and Equipment

Items of plant and equipment are measured at cost less accumulated depreciation and impairment losses.

The carrying amount of plant and equipment is reviewed annually by the directors to ensure it is not in excess of the recoverable amount from those assets. The recoverable amount is assessed on the basis of the expected net cash flows that will be received from the asset’s employment and subsequent disposal. The expected net cash flows have been discounted to their present values in determining recoverable amounts.

The depreciable amount of all fixed assets are depreciated over their estimated useful lives to the Group commencing from the time the assets is held ready for use.

Depreciation is calculated on a straight-line basis to write the net cost of each item of plant and equipment over their expected useful lives. The depreciation rates used for each class of depreciable assets are generally as follows:

Class of fixed assets Depreciation rate	Class of fixed assets Depreciation rate

Leasehold Improvements	3-5 years
Office Furniture and Equipment	3-5 years

Gains and losses on disposal are determined by deducting the net book value of the assets from the proceeds of sale and are booked to the statement of comprehensive income in the year of disposal.

Revenue

Revenue comprises the fair value for the sale of goods and services, excluding goods and services tax, rebates and discounts. The Company recognizes revenue when the amount of revenue can be reliably measured when it is probable that future economic benefits will flow to the entity and when specific criteria have been met for each of the company’s activities.

Sale of Goods

Revenue from sale of 3D autostereoscopic displays, conversion equipment, software and related 3D products is recognized when the significant risks and rewards of ownership have passed to the buyer and can be reliably measured. Risks and rewards are considered passed to the buyer when goods have been delivered to the customer.

Sale of Services

Sales of services are recognized in the accounting period in which the services are rendered by reference to completion of the specific transaction assessed on the basis of the actual service provided as proportion of the total services to be provided.

Consultancy Services

Revenue from provision of consultancy services is recognized when the respective service is rendered.

Interest Income

Revenue is recognized as interest accrues using the effective interest method.

Recent Acquisitions

See "Item 4. Information on the Company—A. History and Development of the Company."

Results of Operations

The following table sets forth our condensed consolidated statements of operations by amount and as a percentage of our total operating revenues for the periods indicated:

	For the years ended December 31,
	2016		2015		2014
	Amount A$	% of Net Revenues	Amount A$	% of Net Revenues	Amount A$	% of Net Revenues
Revenues:
Products	13,929,463	100.0	6,313,776	99.0	-	0.0
Services	207	0.0	65,260	1.0	594,886	100.0
Total operating revenues	13,929,670	100.0	6,379,036	100.0	594,886	100.0
Expenses
Cost of sales	2,027,743	14.6	2,984,291	46.8	263,805	44.3
Employee benefit expenses	1,715,687	12.3	981,621	15.4	197,599	33.2
Depreciation and amortization expenses	2,147,231	15.4	383,635	6.0	124,335	20.9
Professional and consulting expenses	300,576	2.2	391,444	6.1	163,130	27.4
Loss on financial assets at fair value through profit or loss	-	0.0	-	0.0	551,787	92.8
Loss on disposal of a subsidiary	872	0.0	-	0.0	-	0.0
Travel and accommodation expenses	431,282	3.1	59,499	0.9	29,139	4.9
Other operating expenses	1,728,184	12.4	506,245	8.0	167,339	28.1
Financial costs	73,666	0.5	-	0.0	-	0.0
Total expenses	8,425,241	60.5	5,306,735	83.2	1,497,134	251.6
Operating profit / (loss) before income tax	5,504,429	39.5	1,072,301	16.8	(902,248)	(151.6)
Non-operating income
Interest income	2,027	0.0	389	0.0	2,740	0.4
Gain on disposal of financial assets at fair value through profit or loss	-	0.0	507,694	8.0	-	0.0
Other income	107,551	0.8	419,580	6.5	-	0.0
Net profit / (loss) before income taxes	5,614,007	40.3	1,999,964	31.3	(899,508)	(151.2)
Income tax (expenses) / credit	(2,018,939)	(14.5)	356,158	5.6	-	0.0
Net profit / (loss)	3,595,068	25.8	2,356,122	36.9	(899,508)	(151.2)

Comparison of Year Ended December 31, 2016 to Year Ended December 31, 2015

Revenue

The following table sets forth revenues by sources and the percentage of our total operating revenues for the period indicated:

	For the years ended December 31,
	2016		2015
	Amount A$	% of Total Revenues	Amount A$	% of Total Revenues
Products
Displays	1,252,424	9.0	593,836	9.3
Conversion	6,126	0.0	44,046	0.7
Tablets and mobiles	175,021	1.3	268,211	4.2
Super workstations	3,273,438	23.5	3,363,078	52.8
Software	693,280	5.0	-	0.0
Technology solutions	8,392,512	60.2	-	0.0
Audio products	111,045	0.8	1,838,663	28.8
Other products	25,617	0.2	205,942	3.2
Subtotal	13,929,463	100.0	6,313,776	99.0
Services
Other services	-	0.0	-	0.0
Consulting services income	207	0.0	65,260	1.0
Subtotal	207	0.0	65,260	1.0
Total operating revenues	13,929,670	100.0	6,379,036	100.0

Revenues. The revenue from operating activities for the year ended December 31, 2016 was A$13,929,670 as compared to the prior year of A$6,379,036, an increase of A$7,550,634 or 118% from the prior year. The revenue for the year ended December 31, 2016 consists of the sales and distribution of 3D autostereoscopic products and conversion equipment, sales of software and technology solutions, sales and distribution of audio products, provision of consultancy services while in the prior year the sales were mainly sales and distribution of 3D autostereoscopic products and conversion equipment. The significant increase in revenue from operations in the year ended December 31, 2016 is primarily attributable to sales of Marvel 3DPro Super Workstations, software and technology solutions which were new businesses and product lines introduced in late 2015. The revenue from operating activities in the second half of 2016 amounted to $7,745,289, as compared to the first half of 2016 of $6,184,381. The revenue continued to grow which is attributable to the growth in the demand and applications for 3D autostereoscopic products, and its related software and technology solutions.

Cost of Sales. The following table sets forth cost of sales by sources of revenues by amount and as a percentage of net revenues for the periods indicated:

	Years ended December 31,
	2016		2015
	Amount A$	% of Net Revenues	Amount A$	% of Net Revenues
Products	2,027,743	14.6	2,984,291	46.8
Services	-	0.0	-	0.0
Total cost of sales	2,027,743	14.6	2,984,291	46.8

Cost of sales decreased by 32% to A$2,027,743 in 2016 from A$2,984,291 in 2015, which primarily due to the change in product mix of the Group with more software products and technology solutions being sold with less cost of sales than that of the products sold in the prior year.

Gross Profit and Gross Margin. Gross profit increased by 251% from A$3,394,745 in 2015 to A$11,901,927 in 2016. Our gross margin significantly increased from 53% in 2015 to 85% in 2016, primarily due to the change in product mix of the Group with more software products and technology solutions being sold with comparatively higher profit margin than that of the products sold in the prior year.

Gain on disposal of financial assets at fair value

The gain on disposal of financial assets of A$507,694 for the year ended December 31, 2015 represented the sales of our investment in the ordinary shares of a company quoted on the OTC Market in the United States.

Other income

It represented primarily the government subsidy in respect of our technology development projects received for the year ended December 31, 2016. While it represented mainly the design service income of the audio products in our audio division for the year ended December 31, 2015.

Expenses

The operating expenses for the year ended December 31, 2016 was A$8,425,241 as compared to the prior year of A$5,306,735 an increase of A$3,118,506 or 59% from the prior year. The increase in total operating expenses was mainly attributable to (i) the increase of A$734,066 in employee related costs as a result of the additional staffing through the acquisition of 3D technology businesses in late 2015, and (ii) the aggregate increase of about A$3,357,000 in general administration expenses of depreciation and amortization expenses, travel and accommodation expenses and other expenses due to the increase in operating activities as a result of acquisition of 3D technology businesses in 2015. In 2016, the other operating expenses included primarily rental expenses of A$370,423, communication and telephone of A$81,297, exhibition and marketing expenses of A$257,012, exchange loss of A$100,950 and administration and office expenses of A$872,270. In 2015, the other operating expenses included primarily rental expenses of A$155,365, communication and telephone of A$25,603, exhibition and marketing expenses of A$38,690, exchange loss of A$16,621 and administration and office expenses of $196,298. These expenses significantly increased to A$1,728,184 for the year ended December 31, 2016 as compared to the prior year of A$506,245 was primarily due to the inclusion of full year expenses incurred in MDL in 2016 compared to only three months in prior year.

Employee benefit expenses increased significantly by 75% to A$1,715,687 in 2016 from A$981,621 in 2015, which was primarily due to the additional staffing through the acquisition of 3D technology businesses in late 2015. As at December 31, 2016, the Group had a total of 74 staff, compared to 44 staff in the Group as at December 31, 2015.

The loss on disposal of subsidiary for the year ended December 31, 2016 is related to the Company’s shareholding in Conco International Co., Limited which was disposed in March 2016.

Income tax

An income tax expenses of A$2,018,939 consisted of A$1,052,266 and A$966,673 of current tax and deferred tax were recognized during the year ended December 31, 2016 which were arising primarily from the increase of taxable profit and the recognition of tax effect of temporary differences. While the income tax credit of A$356,158 was recognized during the year ended December 31, 2015 which was arising primarily from the recognition of tax effect of previously unrecognized tax losses and temporary differences.

Net Profit

We recorded a net profit of A$$3,595,068 and A$2,356,122 for the years ended December 31, 2016 and 2015 respectively. This increase in net profit from the prior year was mainly due to the sale of our 3D conversion equipment, software and technology solutions which were new businesses and product lines introduced in late 2015.

Comparison of Year Ended December 31, 2015 to Year Ended December 31, 2014

Revenue

The following table sets forth revenues by sources and the percentage of our total operating revenues for the period indicated:

	For the years ended December 31,
	2015		2014
	Amount A$	% of Total Revenues	Amount A$	% of Total Revenues
Products
Displays	593,836	9.3	-	0.0
Conversion	44,046	0.7	-	0.0
Tablets and mobiles	268,211	4.2	-	0.0
Super workstations	3,363,078	52.8	-	0.0
Audio products	1,838,663	28.8	-	0.0
Other products	205,942	3.2	-	0.0
Subtotal	6,313,776	99.0	-	0.0
Services
Other services	-	0.0	407,761	68.5
Consulting services income	65,260	1.0	187,125	31.5
Subtotal	65,260	1.0	594,886	100.0
Total operating revenues	6,379,036	100.0	594,886	100.0

Revenues. The revenue from operating activities for the year ended December 31, 2015 was A$6,379,036 as compared to the prior year of A$594,886, an increase of A$5,784,150 or 972% from the prior year. The revenue for the year ended December 31, 2015 consists of the sales and distribution of 3D autostereoscopic products, conversion equipment and software, sales and distribution of audio products, provision of consultancy services while in the prior year the sales were mainly provision of consultancy and other services. The significant increase in revenue from operations in the year ended December 31, 2015 is primarily attributable to sales of Marvel 3DPro Super Workstations and the audio products which were new businesses and product lines introduced in 2015.

Cost of Sales. The following table sets forth cost of sales by sources of revenues by amount and as a percentage of net revenues for the periods indicated:

	Years ended December 31,
	2015		2014
	Amount A$	% of Net Revenues	Amount A$	% of Net Revenues
Products	2,984,291	46.8	-	0.0
Services	-	0.0	263,805	44.3
Total cost of sales	2,984,291	46.8	263,805	44.3

Cost of sales increased significantly by 1,031% to A$2,984,291 in 2015 from A$263,805 in 2014, which corresponds to increased revenue for the year ended December 31, 2015.

Gross Profit and Gross Margin. Gross profit increased by 925% from A$331,081 in 2014 to A$3,394,745 in 2015. Our gross margin slightly decreased from 56% in 2014 to 53% in 2015, primarily due to the change in product mix of the Group with additions of 3D autostereoscopic products, conversion equipment and audio products which brought higher profit margin than the products sold and services rendered in the prior year.

Gain on disposal of financial assets at fair value

The gain on disposal of financial assets of A$507,694 for the year ended December 31, 2015 represented the sales of our investment in the ordinary shares of a company quoted on the OTC Market in the United States.

Other income

It represented primarily the design service income of the audio products in our audio division for the year ended December 31, 2015. There was no such income for the year ended December 31, 2014 as the audio business was acquired by the Group in February 2015.

Expenses

The operating expenses for the year ended December 31, 2015 was A$5,306,735 as compared to the prior year of A$1,497,134 an increase of A$3,809,601 or 254% from the prior year. The increase in total operating expenses of about A$3,809,601 was mainly attributable to (i) the increase in costs of revenue of A$2,720,486 corresponding to the increase in the revenue, (ii) the increase of A$784,022 in employee related costs as a result of the additional staffing through the acquisition of 3D technology and audio businesses in 2015, (iii) the aggregate increase of about A$826,000 in general administration expenses of depreciation and amortization expenses, professional and consulting expenses, travel and accommodation expenses and other expenses due to the increase in operating activities as a result of acquisition of 3D technology and audio businesses in 2015.

Employee benefit expenses increased significantly by 397% to A$981,621 in 2015 from A$197,599 in 2014, which was primarily due to the additional staffing through the acquisition of 3D technology and audio businesses in 2015. As at December 31, 2015, the Group had a total of 44 staff, compared to 10 staff in the Group as at December 31, 2014.

The loss on financial assets at fair value through profit and loss for the year ended December 31, 2014 is related to the marketable securities which were disposed in 2015.

Income tax

An income tax credit of A$356,158 was recognized during the year ended December 31, 2015 which was arising primarily from the recognition of tax effect of previously unrecognized tax losses and temporary differences.

Net Profit

We recorded a net profit of A$2,356,122 for the year ended December 31, 2015 while we recorded a net loss of A$899,508 for the year ended December 31, 2014. This increase in net profit from the prior year was mainly due to the sale of our ASD products and 3D conversion equipment, and the gain on disposal of our investment in marketable securities in 2015.

Inflation and Seasonality

Management believes inflation has not had a material impact on our operations or financial condition and that our operations are not currently subject to seasonal influences.

Recently Issued International Accounting Standards and Pronouncements

Our consolidated financial statements comply with Australian accounting standards which ensure that they also comply with International Financial Reporting Standards.

Certain new Australian accounting standards and interpretations have been published that are not mandatory for December 31, 2016 reporting period.

New Accounting Standards and Interpretations Not Yet Mandatory or Early Adopted

A number of new standards, amendments to standards and interpretations issued by the IASB which are not yet mandatorily application to the Group have not been applied in preparing these consolidated financial statements. Those which may be relevant to the Group are set out as below. The Group does not plan to adopt these standards early.

•   IFRS 9 Financial Instruments and associated Amending Standards (applicable to annual reporting period commencing January 1, 2018).

The Standard will be applicable retrospectively (subject to the comment on hedge accounting below) and includes revised requirements for the classification and measurement of financial instruments, revised recognition and derecognition requirements for financial instruments and simplified requirements for hedge accounting.

Key changes made to this standard that may affect the Group on initial application include certain simplifications to the classification of financial assets, simplifications to the accounting of embedded derivatives, and the irrecoverable election to recognize gains and losses on investments in equity instruments that are not held for trading in other comprehensive income.

Although the Directors anticipate that the adoption of IFRS 9 may have an impact on the Group’s financial instruments it is impractical at the stage to provide a reasonable estimate of such impact.

B.	Liquidity and Capital Resources

Since our inception, our operations have mainly been financed through the issuance of equity securities. Additional funding has come through shareholder advances and short term investments. We have incurred significant losses since our inception until 2015. We recorded profit of A$ 3,595,068, profit of A$2,356,122 and loss of A$899,508 for the fiscal years ended December 31, 2016, 2015 and 2014 respectively.

Equity Issuances

The following table summarizes our issuance of ordinary shares for cash. We did not issue shares for share-based payments, executive and employee compensation in the last 3 fiscal years.

	Fiscal Year	Number of Shares	Net Proceeds
			(in A$)
Issuance of new shares	2013	17,400,000	3,480,000
Share issuance in respect of payment to a consultant	2013	500,000	100,000
Share issuance in respect of acquisition of subsidiaries	2015	26,389,019	5,277,804

Capital Requirements

As of December 31, 2016, we had cash and cash equivalents of A$1,036,965 and trade receivables of A$8,612,576. Our trade receivable balance significantly increased as compared to A$703,792 as of December 31, 2015, was attributable to strong growth in the sales of ASD products, 2D to 3D conversion equipment, technology solutions and software during the year ended December 31, 2016. The increase in trade receivables will not affect our cashflows since we have adequate cash reserve, bank facilities and cashflows generated from our operations to finance our ongoing operations. We anticipate that our current cash and cash equivalents will be sufficient to fund our operations for the next 12 months. However, our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward looking statement that involves risks and uncertainties, and actual results could vary materially. If we are unable to raise additional capital when required or on acceptable terms, we may have to significantly delay, scale back or discontinue our 3D developments or our operations.

We anticipate that we will require substantial funding of A$2 Million in order to achieve our long-term goals and complete the research and development of our current 3D products. We expect to generate revenue from our current lineup of 3D products and services, and audio products but we cannot forecast the level of revenue in the coming year and we are not certain of our results, either profit or loss. Accordingly, our future capital requirements are difficult to forecast and will depend on many factors, including:

•	the costs of establishing sales, marketing and distribution capabilities;

•	the scope, results and timing of our new products;

•	the revenue generated for the 3D products and services, and the audio products; and

•	the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights.

In additional to the funding required for the research and development of our 3D products, we also have funding requirements to pay for the performance fee in respect of the acquisition of MDL. As at December 31 2016, the performance fee was estimated to be about A$21 million based on the discounted cash flow valuation method. The Company will prepare to raise the capital of such funding requirements through the capital or equity markets, in particular we will look at private equity to capitalize on our technologies through our subsidiaries. We may also consider to raise additional funds from the capital markets in Australia or USA where our common stocks are traded.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Fiscal Year Ended December 31,
	2016	2015	2014
	A$	A$	A$
Net cash (outflows) / inflows in operating activities	(1,209,052)	2,877,195	441,189
Net cash (outflows) / inflows in investing activities	(4,045,261)	1,732,593	154,738
Net cash outflows by financing activities	(444,707)	(90,464)	-
Net (decrease) / increase in cash and cash equivalents	(5,699,020)	4,519,324	595,927
Effect of exchange rate changes on cash and cash equivalents	(147,211)	136,157	209,031
Cash and cash equivalents at beginning of period	6,883,196	2,227,715	1,422,757
Cash and cash equivalents at end of period	1,036,965	6,883,196	2,227,715

Net cash (outflows) / inflows in operating activities was A$(1,209,052), A$2,877,195 and A$441,189 during the years ended December 31, 2016, 2015 and 2014, respectively. Net cash outflows in operating activities increased during the year ended December 31, 2016 were attributable to the expanding business operations and payments for trade deposits and various business projects. Net cash inflows in operating activities significantly increased during the year ended December 31, 2015 were attributable to the receipts from customers on sale of 3D conversion equipment.

Net cash (outflows) / inflows in investing activities was A$(4,045,261), A$1,732,593 and A$154,738 during the years ended December 31, 2016, 2015 and 2014, respectively. Net cash outflows in investing activities for the year ended December 31, 2016 significantly increased was primarily attributable to the payments for acquisition of various patents and intangible assets, and development costs incurred for various on-going technology projects. Net cash inflows in investing activities for the year ended December 31, 2015 significantly increased was primarily attributable to the sales proceeds from disposal of our investment in the ordinary shares of a company quoted on the OTC Market in the United States and the net cash acquired from acquisition of subsidiaries during the period.

Net cash outflows in financing activities was A$444,707, A$90,464 and A$Nil during the years ended December 31, 2016, 2015 and 2014, respectively. Net cash outflows in financing activities during the years ended December 31, 2016 and 2015 are attributable to the repayment of advances to related parties.

We had cash and cash equivalents of A$1,036,965, A$6,883,196 and A$2,227,715 as at December 31, 2016, 2015 and 2014 respectively. Cash and cash equivalents as at December 31, 2016 was consisted of A$1,820,994 of cash and bank balances and A$(784,029) of bank overdraft.

C.	Research and Development, Patents and Licenses

The Group did not spend any amount on research and development activities in 2014. In 2015, after the acquisition of the ASD technology business in September 2015, we employed 11 staff in the research and development of 3D autostereoscopic technology and we incur staffing costs of approximately A$228,000. As at December 31, 2016 we have 19 staff and incurred staffing costs of approximately A$926,000 during the year. We also have company sponsored research with certain universities and research institutes as discussed in Item 4. Information of the Company under Research and Developments, which also includes a cooperation agreement with the Hong Kong Applied Science and Technology Institute (ASTRI) to establish the ASTRI-Marvel Digital Joint Research and Development Center, focusing on research and development of advanced technology in 3D imaging, as announced on June 20, 2016.

D.	Trend Information

We are still a young company and it is not possible for us to predict with any degree of accuracy the outcome of our business in the future. Our operations is mainly dependent on further development and commercialization of our technologies.

E.	Off-Balance Sheet Arrangements

During fiscal years ended December 31, 2014, 2015 and 2016, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

F.	Tabular Disclosure of Contractual Obligations

As of December 31, 2016 our contractual obligations were as set forth below:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	A$	A$	A$	A$	A$
Contractual Obligations

Bank Borrowings	447,250	447,250	-	-	-
Contractual Commitments	1,215,000	1,215,000	-	-	-
Operating Lease Obligations	412,856	263,043	149,813	-	-
Contingent payable liability	20,748,035	-	20,748,035	-	-
Total	22,823,141	1,925,293	20,897,848	-	-

The Group had internal capital commitments for the investments in two PRC subsidiaries of approximately A$5,312,000.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth our directors and senior management, their age and the positions they held as of the date of this registration statement on Form 20-F. All of our directors and senior management may be contacted at our registered office located at Level 7, 420 King William Street, Adelaide, SA 5000, Australia.

Name	Position
Dr. Herbert Ying Chiu LEE(2)	Executive Chairman and Chief Executive Officer
Mr. Wilton Timothy Carr INGRAM (3)	Independent Non-Executive Director
Dr. Man-Chung CHAN(1) (4)	Independent Non-Executive Director
Dr. Chang Yuen CHAN(1) (2) (5)	Independent Non-Executive Director
Con UNERKOV	Non-Executive Director
George YATZIS	Company Secretary
Alson Shun Wai LAU	Chief Financial Controller
Professor S. C. CHAN(6)	Technology Advisor
Professor Wei SUN(6)	Technology Advisor
Mr. Hoson Ho Sang LAM(6)	Technology Advisor
Leo Sun Wei NG	Head of Operation
Perry Chung Ho WONG	Product Director
William King To NG	R&D Project Director
Lu Xia	Audio Division President

(1)	Member of the Audit Committee
(2)	Member of the Nomination and Remuneration Committee
(3)	Chairman of Audit Committee
(4)	Chairman of the Nomination and Remuneration Committee
(5)	Chairman of Technology and Innovation Advisory Committee
(6)	Member of the Technology and Innovation Advisory Committee

Dr. Herbert Ying Chiu LEE (“Dr. Lee”), aged 64, is a seasoned businessman with significant experience in the Hong Kong and Chinese digital advertising market sector and technology development. Over the past 15 years, Dr. Lee has extensive working experience in technology management and 3D autostereoscopy. During these years, he has also invested in many technology startups and incubated them into successful companies.

Dr. Lee received his Bachelor of Applied Science in civil engineering in 1977 from the University of British Columbia, B.C., Canada. He obtained his training in structural design in Hong Kong after his graduation. In 1982, he became a member of the Institute of Structural Engineers (MIStructE.) and subsequently he obtained his Chartered Engineer title from the Engineering Council of the United Kingdom. In 2004, Dr. Lee finished his Master of Technology Management degree at the Hong Kong University of Science and Technology. His major study is technology management. After that, he joined Hong Kong Polytechnic University as an engineering doctoral student conducting research in knowledge management discipline. His major research is organizing information through his newly developed semantic search engine. In 2011, Dr. Lee had been conferred the degree of Doctor of Engineering. In 2014, he was appointed as professor for City College of Vocational Technology in Wuxi, China. In the same year, Dr. Lee was elected by the Council of the Association to be the Senior Fellowship of Asia College of Knowledge Management.

Dr. Lee was awarded the Scientific and Technological Innovation Awards by China Radio & TV Equipment Association (CRTA) for outstanding individuals in 2013 and 2016. In 2015, he was awarded Asian Social Caring Leadership Award by Social Enterprise Research Institution. In the same year, Enterprise Asia conferred the Asia Pacific Entrepreneurship Award to Dr. Lee for his outstanding and exemplary achievement in entrepreneurship. Dr. Lee is the Honorary Director of Glasses-free 3D Technology Innovation Industry Alliance. This is the only official organization in China whose functions are to promote and to set the industrial standard for ASD technology.

Dr. Lee has extensive business experience, academic background and business network including through his work in the community to lead the Group to new height in the coming future.

Mr. Wilton Timothy Carr INGRAM (Mr. Ingram), aged 70, has operated his own Company since 1975 engaged in various fields, including corporate advice and marketing in Australia and Hong Kong. In 1998, Mr. Ingram established, with Australian partners, a venture capital business, Momentum Ventures Funds Limited in Melbourne Australia. The fund invests in companies such as Engenic Pty Ltd (Bio Technology business), CRX Pty Ltd (Communication technology business), Bentic Limited (Deep Water Drilling Company in the US and world-wide), and Paniva Pty Ltd (Corporate Education Business world-wide). Since 1990, Mr. Ingram has invested and developed resorts in the Philippines such as the Friday’s Boracay and Oasis Hotel, as well as commercial buildings in Makati, Manila in partnership with First Pacific Group which is listed in Hong Kong.

Dr. Man-Chung CHAN (“Dr. MC Chan”), aged 58, graduated from the Chinese University of Hong Kong in 1980 in Philosophy and Government & Public Administration. He received his PhD in Computer Science from La Trobe University in Australia. From 1988 till 1994, he taught Computer Science at University of New South Wales.  From 1994, he has worked with the Computing Department of the Hong Kong Polytechnic University.

Dr. MC Chan was a computational logician and lately he worked in the broad field of knowledge management, artificial intelligence and intellectual property of computing. He founded the Institute of Systems Management in 2003. He has extensive working relationship with municipal government of Jiangsu, Hubei and Henan provinces in China.

Dr. Chang Yuen CHAN (“Dr. CY Chan”), aged 51, graduated from the University of Hong Kong with a PhD in computer simulation and holds a LLB from the Manchester Metropolitan University.

Dr. CY Chan is currently employed as a project manager at the Partner State Key Laboratory in Ultra-precision machining Technology working as one of the key project investigators. His main research interests are in light–field imaging, bionic vision, nano-machining mechanics, adaptive control and compensation, and the design of lubricating components for ultra-precision machining. Dr. CY Chan also has expertise in the areas of optical design and computer simulation and is also proficient in software development. He joins the Board as an advisor in the areas of technology evaluation and strategic decision making.

Mr. Con UNERKOV (“Mr. Unerkov”), aged 48, is an Australian based businessman with local and international experience in the Finance, Media, Advertising, and Telecommunications markets. Mr. Unerkov holds a Bachelor of Applied Science in Computer Studies from the University of South Australia and over his career has worked as an executive for a number of companies both in the private and public sectors where he has gained significant experience in the commercial, financial and business development aspects of business and has gained transactional experience in mergers and acquisitions.

Mr. George YATZIS (“Mr. Yatzis”), aged 40, has served as our Company Secretary since November 9, 2015. Mr. Yatzis has worked and held Company Secretary roles in a number of Public Companies listed on the Australian Securities Exchange (“ASX”). He is currently a partner at global accounting firm BDO, working in the Adelaide office. Mr. Yatzis supports the board of directors in respect to all administrative and compliance matters relating to the Australian Securities Exchange. Mr. Yatzis has a Bachelor of Commerce from the University of Adelaide. He is also a member of Chartered Accountants Australia and New Zealand (“CAANZ”).

Mr. Alson Shun Wai LAU (“Mr. Lau”), aged 37, joined the Company in August 2014 as Chief Financial Controller. Mr. Lau is responsible for overseeing the accounting, finance and treasury functions of the Group as well as investor relations. He is a member of the Hong Kong Institute of Certified Public Accountants and a fellow member of Association of Chartered Certified Accountants. He holds a Master Degree in Professional Accounting from Hong Kong Polytechnic University and Bachelor Degree in Business Administration from the Chinese University of Hong Kong. He has about 10 years of experience in auditing gained from two international accounting firms and has considerable audit, assurance and advisory experience of all sizes from private clients to sizeable listed companies in Hong Kong, USA and UK with international operations. Mr. Lau was a partner of an international accounting firm in Hong Kong prior to joining the Company.

Professor S. C. CHAN (“Prof. Chan”) received his B.Sc (Eng) and Ph.D degrees from the University of Hong Kong in 1986 and 1992, respectively. He joined City Polytechnic of Hong Kong in 1990 as an assistant lecturer and later as a university lecturer. Since 1994, he has been with the department of electrical and electronic engineering at the University of Hong Kong, and is now a professor in this department. He held visiting positions in Microsoft Corporation (Redmond, USA), Microsoft Research Asia, University of Texas at Arlington, and Nanyang Technological University.

Prof. Chan’s main research area is signal processing and applications. His previous research covers fast transform algorithms, filter design and realization, multirate and array signal processing, adaptive and communications signal processing, data compression and image-based rendering, high-speed signal converters, biomedical signal processing and bioinformatics. His research sponsors include the HK Research Grant Council (RGC) and the innovative technology fund (ITF) of HK.

Prof. Chan has served in a number of professional and administrative committees. He is currently a member of the Digital Signal Processing Technical Committee of the IEEE Circuits and Systems Society, Associate Editors for IEEE Trans. Circuits and Systems I and Journal of Signal Processing systems, and was the Chairman of the IEEE HK Chapter of Signal Processing. He was the special session chairman of ICASSP2003 and is an organizing committee member of the IEEE 2010 ICIP.

Prof. Chan has published more than 200 journal and conference articles and is the co-author of a book: Image-Based Rendering by Springer, 2006.

Dr. Wei SUN (“Dr. Sun”) was appointed as our Group's technology advisor in October 2016. He is currently the professor in School of Information Science and Technology of Sun Yat-sen University, Guangzhou, China. He also acts as the Laboratory Supervisor in the Ministry of Education and Information Technology, and the Vice President for South China Institute of Economic Innovation Research Institute. His research interests include digital media technology, signaling and image processing.

Mr. Hoson Ho Sang LAM (“Mr. Lam”) was appointed as a member of our Group’s technology advisor in October 2016. He was the Director of Technology Development in MDL from July 2015 to October 2016. He was leading the internal research and development of ASD technology and the product design team responsible for the 3D, virtual reality and other new product development and application of solutions. Before he joined MDL, he served as a consultant and Chief Marketing Officer to a company engaged in multi-core GPU based technology from 2013 to 2014. Mr. Lam has 25 years' experience in electrical engineering and product development for multinational companies and worked as senior management in various capacities for electronic companies in Hong Kong. Mr. Lam has a Master of Science in Electronic Engineering from the City University of Hong Kong, a Master Degree of Business Administration from Newport University, and a Bachelor of Science in Electronics Engineering from the City University of Hong Kong. He is also a member of the Profession Engineer of the Institute of Engineering and Technology and the Hong Kong Institute of Directors.

Mr. Leo Sun Wei NG ("Mr. NG") is the Acting Head of Operations of the Group. He joined the Group in February 2017. He is in charge of supervising the technology development, production, engineering, supply chain management and fixed assets with the goal of achieving operational excellence for the Group. Mr. NG has over 20 years of experience in research and development, operation and project management in relation to consumer/industrial electronics products. Mr. NG holds a bachelor’s degree in business from University of Southern Queensland and a master’s degree in engineering business management from the Hong Kong Polytechnic University & the University of Warwick.

Mr. Perry Chung Ho WONG ("Mr. Wong") joined the Company in June 2016 as Product Director. Mr. Wong is responsible for advancing the branding and product strategy development, product marketing and product management operations of the Group’s products and services.  Mr. Wong has extensive experience in product branding and development, product and engineering management, product marketing and sales in respect of the consumer electronic products and accessories.  Mr. Wong got several international product design awards, such as iF design GOLD award, iF design award, Red dot design award and Hong Kong Award for industries – Grand Award. Prior to joining the Group, he held various senior positions in companies of consumer electronics and smartphone accessories industries, and was entrusted with product line management and sales engineering management.  Mr. Wong holds a bachelor degree in Computer Engineering and a master degree in Electronic Engineering with Business Management.

Dr. William King To NG ("Dr. Ng") has served as our R&D Project Director since April 2013. He has more than ten years of experience in the 3D photography, auto-stereoscopic display and 3D TVs.  Starting in 2003, Dr. Ng was a postdoctoral fellow of the Department of Electrical and Electronic Engineering, The University of Hong Kong. His research interests include visual communication, image-based rendering, and video transmission. He has published more than 30 papers in international journals and conferences. Dr. Ng has a Doctor of Philosophy degree and a Master of Philosophy degree in the Electrical and Electronic Engineering from The University of Hong Kong, and a Bachelor of Engineering degree in Computer Engineering from the City University of Hong Kong. He is also a member of the Institute of Electrical and Electronics Engineers (MIEEE).

Ms. Lu XIA ("Ms. Xia"), aged 31, is the president of Yamaga Limited, our Group company in the wireless audio division. Ms. Xia is also the President of Zamora Limited, U.S. Sales and administration company. Ms. Xia has worked for the Group since 2013 initially in the display division and then in business development. She is currently in charge of audio products division for the Group. Ms. Xia has over 5 years of experience working in the audio and display industry, corporate affairs and general consulting. Ms. Xia has a Master of Science degree from Northeastern University in 2009 and she received her Bachelor Degree of Arts from Shenzhen University in China in 2007.

There are no orders, judgments, or decrees of any governmental agency or administrator, or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining any of our officers or directors from engaging in or continuing any conduct, practice or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security, or any aspect of the securities business or of theft or of any felony. Nor are any of the officers or directors of any corporation or entity affiliated with us so enjoined.

There are no family relationships among any of our officers and directors.

B.	Compensation

Remuneration Principles

Remuneration of all executive and non-executive directors and officers is determined by the Nomination and Remuneration Committee.

We are committed to remunerating senior executives and executive directors in a manner that is market-competitive and consistent with “Best Practice” including the interests of shareholders. Remuneration packages are based on fixed and variable components, determined by the executives’ position, experience and performance, and may be satisfied via cash or equity.

Non-executive directors are remunerated out of the aggregate amount approved by shareholders and at a level that is consistent with industry standards. Non-executive directors do not receive performance based bonuses and prior shareholder approval is required to participate in any issue of equity. No retirement benefits are payable other than statutory superannuation, if applicable.

Our remuneration policy is based on our financial performance and on success of our development and commercializing of our technologies into products or solutions.

We envisage our performance, in terms of earnings, will indicate the success of our research and development. Shareholder wealth reflects this speculative and volatile market sector for technology companies.

The purpose of a performance bonus is to reward individual performance in line with our objectives. Consequently, performance based remuneration is paid to an individual where the individual’s performance clearly contributes to a successful outcome. This is regularly measured in respect of performance against key performance indicators.

We use a variety of key performance indicators to determine achievement, depending on the role of the executive being assessed. These include:

•	Successful in achieving sales targets,
•	Successful contract negotiations,
•	Achievement of research project milestones within scheduled time and/or budget, and
•	Our share price reaching a targeted level on the ASX/NASDAQ over a period of time.

Executive Compensation

The following table sets forth all of the compensation awarded to, earned by or paid to each individual who served as directors in fiscal 2016.

	Short-term Benefits		Post Employment		Share-based		Total
			Benefits		Payments
	Salary &	Other	Super-	Retirement	Shares	Options
	Fees		annulation	Benefits
	A$	A$	A$	A$	A$	A$	A$
Dr. Herbert Ying Chiu Lee	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Wilton Timothy Carr Ingram(1)	20,000	N/A	N/A	N/A	N/A	N/A	20,000
Dr. Man-Chung Chan	12,000	N/A	N/A	N/A	N/A	N/A	12,000
Dr. Chang Yuen Chan(2)	9,000	N/A	N/A	N/A	N/A	N/A	9,000
Con Unerkov(3)	8,000	N/A	N/A	N/A	N/A	N/A	8,000
Total	49,000	N/A	N/A	N/A	N/A	N/A	49,000

1	Mr. Timothy Carr Ingram was appointed a member of our Board of Directors on April 28, 2016.
2	Dr. Chang Yuen Chan was appointed a member of our Board of Directors on March 22, 2016.
3	Mr. Con Unerkov was appointed a member of our Board of Directors on April 28, 2016.

Service Agreements

All the directors have formal letters of appointment in place that have been executed which outline their roles and responsibilities. The agreements with the Company have no fixed term and the directors’ position can be terminated with cause without notice, and subject to the Company’s Constitution and the ASX Listing Rules. The letters of appointment executed do not provide for any termination payment to directors in the event of being terminated or removed from their positions. Our director, Dr. Herbert Ying Chiu Lee has employment agreement with the Group. The employment can be terminated immediately for serious misconduct, and for all other cases, a 3-6 months’ notice period. Please refer to the executive compensation table for details on director individual remuneration.

Employee Share Option Plan

The Company currently does not have an Employee Share Option Plan.

Pension and Retirement Benefits

There was no amount set aside or accrued by the Group to provide pension, retirement or similar benefits as at December 31, 2016 as these amounts were expensed and paid as of this date.

C.	Board Practices

Introduction

Our Board of Directors is elected by and accountable to our shareholders. It currently consists of five directors, the executive Chairman and four non-executive directors. The Chairman of our Board of Directors is responsible for the management of the Board of Directors and its functions.

Election of Directors

Directors are elected at our annual general meeting of shareholders. Under our Constitution, a director, other than a managing director, must not hold office for more than three years or beyond the third annual general meeting following his appointment (whichever is the longer period) without submitting himself for re-election. Our Board of Directors has the power to appoint any person to be a director, either to fill a vacancy or as an additional director (provided that the total number of directors does not exceed the maximum allowed by law), and any director so appointed may hold office only until the next annual general meeting when he or she shall be eligible for election.

Corporate Governance

ASX Corporate Governance Principles

In Australia there are no defined corporate governance structures and practices that must be observed by a company listed on the ASX. Instead, the ASX Corporate Governance Council has published the ASX Best Practice Guide, which contains what are called the Recommendations which articulate eight core principles which are intended to provide a reference point for companies about their corporate governance structures and practices. Under ASX listing Rule 4.10.3, companies are required to provide a statement in their annual report to shareholders disclosing the extent to which they have followed the Recommendations in the reporting period and where they have not followed all the Recommendations, identify the Recommendations that have not been followed and the reasons for not following them. It is not mandatory to follow the Recommendations. We believe we are in material compliance with the ASX Corporate Governance Principles. Set forth below are the material provisions of the ASX Corporate Governance Principles together with the reasons, where applicable, for variations therefrom.

1.	Lay solid foundations for management and oversight. Companies should establish and disclose the respective roles and responsibilities of board and management.

2.	Structure the Board to add value. Companies should have a board of an effective composition, size, and commitment to adequately discharge its responsibilities and duties. During the year ended December 31, 2016, we varied from the Recommendations in the following area:

a)	No formal performance evaluation of the Board was conducted for the year ended December 31, 2016 as the Board believes that we are not of a size, nor are our financial affairs of such complexity, to warrant such an exercise. The Board recognizes the importance of performance evaluations and will continually assess the necessity and timing of future performance evaluation.

3.	Act ethically and responsibly. Companies should actively promote ethical and responsible decision-making.

4.	Safeguard integrity in financial reporting. Companies should have a structure to independently verify and safeguard the integrity of their financial reporting.

5.	Make timely and balanced disclosure. Companies should promote timely and balanced disclosure of all material matters concerning the compliance.

a)	Due to the size of our company, we do not have written policies designed to ensure compliance with ASX Listing Rule disclosure requirements. Our executive officers and members of our Board of Directors are aware of the obligations for continuous disclosure under the ASX Listing Rules, and meet on a regular basis to ensure compliance.

6.	Respect the rights of security holders. Companies should respect the rights of shareholders and facilitate the effective exercise of those rights.

7.	Recognize and manage risk. Companies should establish a sound system of risk oversight and management and internal control.

8.	Remunerate fairly and responsibly. Companies should ensure that the level and composition of remuneration is sufficient and reasonable and that its relationship to performance is clear.

Non-Executive and Independent Directors

Australian law does not require a company to appoint a certain number of independent directors to its board of directors or audit committee. However, under the ASX Corporate Governance Principles and Recommendations, the ASX recommends, but does not require, that a ASX-listed company have a majority of independent directors on its board of directors and that the audit committee be comprised of independent directors, within the meaning of the rules of the ASX. Our Board of Directors currently have five directors, of which four are non-executive directors within the meaning of the ASX Corporate Governance Principles and Recommendations, and our audit committee consists of such three non-executive directors. Accordingly, we currently comply with the Recommendations.

Under NASDAQ Marketplace Rules, in general a majority of our Board of Directors must qualify as independent directors within the meaning of the NASDAQ Marketplace Rules and our audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of NASDAQ and the U.S. Securities and Exchange Commission.

The Board of Directors does not have regularly scheduled meetings at which only independent directors are present. The Board of Directors does meet regularly and independent directors are expected to attend all such meetings. Our practices are consistent with the Recommendations, in that the Recommendations do not provide that independent directors should meet separately from the Board of Directors.

 Our Board of Directors has determined that each of Mr. Wilton Timothy Carr Ingram, Dr. Chang Yuen Chan, and Dr. Man-Chung Chan qualifies as an independent director under the requirements of the ASX, NASDAQ Marketplace Rules and U.S. Securities and Exchange Commission.

Committees of the Board of Directors

Audit Committee. NASDAQ Marketplace Rules require us to establish an audit committee comprised of at least three members, each of whom is financially literate and satisfies the respective “independence” requirements of the U.S. Securities and Exchange Commission and NASDAQ and one of whom has accounting or related financial management expertise at senior levels within a company.

Our Audit Committee assists our Board of Directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants’ qualifications and independence, and independent public accountants, and such other duties as may be directed by our Board of Directors. The Audit Committee is also required to assess risk management.

Our Audit Committee currently consists of three board members, each of whom satisfies the “independence” requirements of the U.S. Securities and Exchange Commission, NASDAQ Marketplace Rules and ASX Rules. Our Audit Committee is currently composed of Mr. Wilton Timothy Carr Ingram, Dr. Man-Chung Chan and Dr. Chang Yuen Chan. Mr. Ingram is the chairman of the audit committee. The audit committee meets at least two times per year.

Nomination and Remuneration Committee. Our Board of Directors has established a Nomination and Remuneration Committee, which is comprised by majority of independent directors, within the meaning of NASDAQ Marketplace Rules. The Nomination and Remuneration Committee is responsible for reviewing the salary, incentives and other benefits of our directors, senior executive officers and employees, and to make recommendations on such matters for approval by our Board of Directors. The Nomination and Remuneration Committee is also responsible for overseeing and advising our Board of Directors with regard to the adoption of policies that govern our compensation programs. Dr. Herbert Ying Chiu Lee, Dr. Man-Chung Chan and Dr. Chang Yuen Chan are the current members of the Nomination and Remuneration Committee, Dr. Man-Chung Chan and Dr. Chang Yuen Chan each qualifies as an “independent director” within the meaning of NASDAQ Marketplace Rules. Dr. Man-Chung Chan is the chairman of this committee.

Technology and Innovation Advisory Committee. Our Board of Directors has established a Technology Advisory Committee which is comprised of at least one independent director who has a technology background and at least 2 individuals who have experience in the technology domain. The TIA Committee supports the Board, the Chairman and CEO in the matters of R&D policy, innovation process, innovation pipeline, intellectual property and personnel decisions where the scientific component is dominant. Dr. Chang Yuen Chan, Professor S. C. Chang and Professor Wei Sun are current members of the TIA Committee. Dr. Chang Yuen Chan is the chairman of this committee.

Corporate Governance Requirements Arising from Our U.S. Listing — the Sarbanes-Oxley Act of 2002, SEC Rules and the Nasdaq Capital Market Marketplace Rules

Our shares will be quoted on the Nasdaq Capital Market. The Sarbanes-Oxley Act of 2002, as well as related new rules subsequently implemented by the SEC, require companies which are considered to be foreign private issuers in the U.S, such as us, to comply with various corporate governance practices. In addition, Nasdaq has made certain changes to its corporate governance requirements for companies that are listed on the Nasdaq Capital Market. These changes allow us to follow Australian “home country” corporate governance practices in lieu of the otherwise applicable Nasdaq corporate governance standards, as long as we disclose each requirement of Rule 5600 that we do not follow and describe the home country practice we follow in lieu of the relevant Nasdaq corporate governance standards. We intend to take all actions necessary to maintain compliance with applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, rules adopted by the SEC and listing standards of Nasdaq. We follow Australian corporate governance practices in lieu of the corporate governance requirements of the Nasdaq Marketplace Rules in respect of:

•	Nasdaq requirement under Rule 5620(c) that a quorum consist of holders of 33 1/3% of the outstanding ordinary shares — The ASX Listing Rules do not have an express requirement that each issuer listed on ASX have a quorum of any particular number of the outstanding ordinary shares, but instead allow a listed issuer to establish its own quorum requirements. Our quorum is currently two persons who are entitled to vote. We believe this quorum requirement is consistent with the requirements of the ASX and is appropriate and typical of generally accepted business practices in Australia.

•	The Nasdaq requirements under Rules 5605(b)(1) and (2) relating to director independence, including the requirements that a majority of the board of directors must be comprised of independent directors and that independent directors must have regularly scheduled meetings at which only independent directors are present —The Nasdaq and ASX definitions of what constitute an independent director are not identical and the requirements relating to the roles and obligations of independent directors are not identical. The ASX, unlike Nasdaq, permits an issuer to establish its own materiality threshold for determining whether a transaction between a director and an issuer affects the director’s status as independent and it does not require that a majority of the issuer’s board of directors be independent, as long as the issuer publicly discloses this fact. In addition, the ASX does not require that the independent directors have regularly scheduled meeting at which only independent directors are present. We believe that our Board composition is consistent with the requirements of the ASX and that it is appropriate and typical of generally accepted business practices in Australia.

•	The Nasdaq requirements under Rule 5605(c)(1) and (2) relating to the composition of the audit committee and the audit committee charter — The Nasdaq and ASX audit committee requirements are not identical. Moreover, differences in the requirements of Nasdaq and ASX also arise because of the differences in the definitions of who constitutes an independent director, as discussed above. We have an audit committee and audit committee charter that are consistent with the requirements of the ASX Listing Rules and which we believe are appropriate and typical of generally accepted business practices in Australia.

•	The Nasdaq requirements under Rules 5605(d) that compensation of an issuer’s officers must be determined, or recommended to the Board for determination, either by a majority of the independent directors, or a compensation committee comprised solely of independent directors, and that director nominees must either be selected, or recommended for the Board’s selection, either by a majority of the independent directors, or a nomination committee comprised solely of independent directors. The Nasdaq compensation committee requirements are not identical to the ASX remuneration and nomination committee requirements. Issuers listed on the ASX are recommended under applicable listing standards to establish a remuneration committee consisting of a majority of independent directors and an independent chairperson, or publicly disclose that it has not done so. We have a Nomination and Remuneration Committee that is consistent with the requirements of the ASX and which we believe is appropriate and typical of generally accepted business practices in Australia.

Directors’ Service Contracts

For details of directors’ service contracts providing for benefits upon termination of employment, see “Item 6. Directors, Senior Management and Employees – B. Compensation – Service Agreements.”

Indemnification of Directors and Officers

Our Constitution provides that, we may indemnify a person who is, or has been, an officer of our company, to the full extent permissible by law, out of our property against any liability incurred by such person as an officer in defending proceedings, whether civil or criminal, and whatever their outcome.

In addition, our Constitution provides that to the extent permitted by law, we may pay, or agree to pay, a premium in respect of a contract insuring a person who is or has been an officer of our company or one of our subsidiaries against any liability:

•	incurred by the person in his or her capacity as an officer of our company or a subsidiary of our company, and

•	for costs and expenses incurred by that person in defending proceedings relating to that person acting as an officer of IMT, whether civil or criminal, and whatever their outcome.

We maintain a directors’ and officers’ liability insurance policy. We have established a policy for the indemnification of our directors and officers against certain liabilities incurred as a director or officer, including costs and expenses associated in successfully defending legal proceedings.

D.	Employees

As of December 31, 2014, we had 10 employees. Of such employees, 2 were employed in administration located in the Australia, 6 employees in finance, administration and management located in the Hong Kong and 2 employees in operations located in Hong Kong.

As of December 31, 2015, we had 44 employees. Of such employees, 1 was employed in administration located in the Australia, 9 employees in finance, administration and management located in the Hong Kong and 21 employees in operations located in Hong Kong, 6 employees in finance, administration and management located in the China and 7 employees in operations located in China.

As of December 31, 2016, we had 74 employees. Of such employees, 3 was employed in administration and management located in the Australia, 12 employees in finance, administration and management located in the Hong Kong and 29 employees in operations located in Hong Kong, 8 employees in finance, administration and management located in the China and 22 employees in operations located in China.

Each of our full-time employees enters into an employment agreement. We also engage part-time employees from time to time. We may only terminate the employment of any of our employees in accordance with the relevant employee’s contract of employment.

Our standard contract of employment for full time and part-time employees provides that we can terminate the employment of an employee without notice for serious misconduct or with between one to three months’ notice without cause (as set out in the relevant employee’s contract of employment). We can terminate the employment of a casual employee without notice. For a summary of the key terms of employment of each of our senior management, see “Item 6. Directors, Senior Management and Employees – B. Compensation – Service Agreements.”

E.	Share Ownership

Beneficial Ownership of Senior Management and Directors

The beneficial ownership of senior management and directors are set out in Item 7 (A).

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information regarding shares of our common stock beneficially owned as of December 31, 2016 by: (i) each of our directors; (ii) all the directors as a group; and (iii) each person known by us to beneficially own five percent or more of the outstanding shares of our common stock, on a post-reverse split basis.

Name/Address(1)	Common Stock	Common Stock Options Exercisable Within 60 Days	Common Stock Purchase Warrants/ Convertible Note Exercisable Within 60 Days	Total Stock and Stock Based Holdings (1)	% Ownership (2)
---------------------------	-------------------	--------------------	--------------------	------------------	-----------------

Dr. Herbert Ying Chiu Lee(3) (8)	1,492,912	-	-	1,492,912	56.48%
Wilton Timothy Carr Ingram(5)	-	-	-	-	-
Dr. Man-Chung Chan(3)	-	-	-	-	-
Dr. Chang Yuen Chan (4)	-	-	-	-	-
Con Unerkov (5) (7)	-	-	-	-	-
Mike Hsieh(6)	-	-	-	-	-
All officers and directors as a Group (6 Persons)	1,492,912	-	-	1,492,912	56.48%
Marvel Finance Limited(8)	1,492,912	-	-	1,492,912	56.48%

Notes:
(1)	Except as otherwise indicated, based on information furnished by the owners, we believe that the beneficial owners listed above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable and to the information contained in the footnotes to this table. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise indicated, the address of the beneficial owner is c/o Integrated Media Technology Limited at 7/F., Siu On Center, 188 Lockhart Road, Wanchai, Hong Kong.
(2)	For purposes of computing the percentage of outstanding common stocks held by each person or group of persons named above, any shares that such person or group has the right to acquire within 60 days are deemed outstanding but are not deemed to be outstanding for purposes of computing the percentage ownership of any other person or group. As of the date of the table above, there were 2,643,611 outstanding shares of our common stock (79,301,852 before the reverse stock split) and there was no options, warrants, and convertible notes outstanding entitling the holders to purchase any shares of our common stock owned by officers and/or directors of the Company.
(3) (4) (5)	A director of the Company as at December 31, 2015. Appointed as a director of the Company on March 22, 2016. Appointed as a director of the Company on April 28, 2016.
(6)	Resigned as a director on May 29, 2015.
(7)	The person holds less than one percent of the shares in the Company.
(8)	Marvel Finance Limited, a company wholly owned and controlled by Dr. Herbert Ying Chiu Lee, was issued with 869,369 shares (26,081,065 before the reverse stock split) of the Company in respect of the sale of Marvel Digital Limited to the Company on September 30, 2015 and purchased 345,677 shares (10,370,000 before the reverse stock split) in the Company from Marvel Digital Limited and 277,876 shares (8,336,266 before the reverse stock split) in the Company from Dr. Herbert Ying Chiu Lee on the same date. After these purchases, Marvel Finance Limited owned 1,492,912 shares (44,787,331 before the reverse stock split) of the Company.

As of February 28, 2017, 14.15% of our ordinary shares were held in Australia by 254 holders of record, 80.44% of our ordinary shares were held in Hong Kong by 94 holders of record, 0.13% of our ordinary shares were held in China by 10 holders of record, and 1.72% of our ordinary shares were held in Canada by 15 holders of record, 3.15% of our ordinary shares were held in the British Virgin Islands by 1 holder of record, 0.01% of our ordinary shares were held in Great Britain by 1 holder of record, 0.01% of our ordinary shares were held in Malaysia by 1 holder of record, and 0.39% of our ordinary shares were held in Taiwan by 1 holder of record.

The Company is not aware that it is directly owned or controlled by another corporation, any foreign government or any other natural or legal person(s) severally or jointly. The Company is not aware of any arrangement, the operation of which may result in a change of control of the Company.

B.	Related Party Transactions

The following related party transactions, other than employment matters and indemnification agreements between our directors and executive officers on the one hand and IMT on the other, occurred during the years ended December 31, 2016, 2015 and 2014 which are highlighted in the consolidated financial statements.

For the year ended December 31, 2016

During the year, the Group had the following related party transactions:

a) Sales of products of A$1,297,556 to related parties

b) Purchase of products of A$57,759 from related parties

c) Service fees paid of A$12,919 to a related party

d) Interest charged of A$72,421 by the ultimate holding company

e) Company secretarial and service fees paid of A$27,500 to related parties

During the year, the Group incurred expenditure of $57,269 (excluding GST) to BDO Administration (SA) Pty Ltd in respect to company secretarial and taxation services. George Yatzis, Company Secretary of IMT is a director of BDO Administration (SA) Pty Ltd.

For the year ended December 31, 2015

On September 30, 2015, the Company issued 26,081,065 new ordinary shares at a price of $0.20 per share to acquire 100% equity interests in Marvel Digital Limited from Marvel Finance Limited, which is a company controlled and wholly owned by Dr. Herbert Ying Chiu Lee. Marvel Finance Limited now owns 44,787,331 ordinary shares of the Company and has become the new ultimate controlling shareholder of the Company.

During the year, the Group had the following related party transactions:

a) Sales of products of A$2,477,235 to related parties

b) Service fees paid of A$13,430 to a related party

c) Sundry income receivable of A$232,858 from a related party

d) Expenses of A$23,952 paid to a related party

In December 2015, the Group sold certain fixed assets at its net book amount of A$51,648 to a related entity which our Director, Dr. Herbert Ying Chiu LEE, is holding approximately 69% equity interests.

For the year ended December 31, 2014

The Group paid A$106,256 for management, promotional and marketing service to Tidewell Limited, a company in which our director Mr. Con Unerkov has 49% interest.

The Group acquired 3D content management system software from Marvel Digital Limited (“MDL”) at A$263,805. MDL was then a shareholder of the Company and beneficially owned and controlled by our Director, Dr. Herbert Ying Chiu Lee, during the year ended December 31, 2014.

In October 2014, the Group sold certain fixed assets at its net book amount of A$158,925 to a related entity which is beneficially owned and controlled by our Director, Dr. Herbert Ying Chiu Lee.

We follow the ASX Corporate Governance Principals and Recommendations and have established a code of conduct applicable to all our directors, executive officers and employees. The Recommendations require shareholder approval of transactions involving a company and persons in a position to influence such company, and include acquisitions and dispositions of substantial assets by the company, acquiring securities in a company and payments to directors.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Our audited financial statements for the fiscal years ending December 31, 2016, 2015 and 2014 are included in Item 18 of this registration statement on Form 20-F.

Legal Proceedings

We are not involved in any significant legal, arbitration or governmental proceedings. We are not aware of any pending significant legal, arbitration or governmental proceedings with respect to IMT.

Dividend Distribution Policy

We have never paid cash dividends to our shareholders. We intend to retain future earnings for use in our business and do not anticipate paying cash dividends on our ordinary shares in the foreseeable future. Any future dividend policy will be determined by the Board of Directors and will be based upon various factors, including our results of operations, financial condition, current and anticipated cash needs, future prospects, contractual restrictions and other factors as the Board of Directors may deem relevant.

B.	Significant Changes

On February 17, 2016 we released to the market and filed with the Australian Securities Exchange our Appendix 4E for the full year ended December 31, 2015.

On February 17, 2016 we released to the market and filed with the Australian Securities Exchange our Annual Report for the year ended December 31, 2015.

On March 1, 2016 the Company announced A$7,800,000 in sales orders for autostereoscopic 3D digital signage products and proprietary 3D digital signage content management system. These sales orders will be delivered progressively throughout the year and be completed by December 31, 2016.

On March 23, 2016 the Company announced the appointment of Dr. Chang Yuen Chan as a Non-Executive director effective on March 22, 2016.

On April 28, 2016 the Company announced the appointment of Mr. Wilton Timothy Carr Ingram and Mr. Con Unerkov as Non-Executive directors effective on the same date.

On April 29, 2016 we released to the market and filed with the Australian Securities Exchange our Appendix 4C for the quarter ended March 31, 2016.

On May 30, 2016 we held the annual general meeting of the Company.

On June 21, 2016 Marvel Digital Limited, a subsidiary of the Company announced that it has jointly established the ASTRI-Marvel Digital Joint Research and Development Center, focusing on research and development of advanced technology in 3D imaging. The Center will focus on developing 3D technology for enhancing TV-quality movies and TV series and convert content for the TV programmes.

On August 1, 2016 we released to the market and filed with the Australian Securities Exchange our Appendix 4C for the quarter ended June 30, 2016.

On August 31, 2016 the Company announced the interim financial statements of the Company for the six months ended June 30, 2016. On the same date, the Company also released to the market and filed with the Australian Securities Exchange our Appendix 4D for the half year ended June 30, 2016.

On October 12, 2016 the Company held an extraordinary general meeting to change the Company’s name to Integrated Media Technology Limited which became effective on the same date.

On October 14, 2016 the Company announced that the Company’s ASX Code will be changed to ITL with effect from October 18, 2016.

On 4 November 2016, the Company announced that it had filed, by way of a non-public filing, a registration statement on Form 20-F with the SEC to register its ordinary shares.

On 25 November 2016, the Company announced that the register of the Company was transferred from Security Transfser Registers Pty Limited to Link Market Services Limited.

On 2 February 2017, the Company formally submitted the required initial NASDAQ listing application for dual listing of its shares on the NASDAQ Capital Market.

On 3 March 2017, the Company announced that the shareholders approved the resolution for share consolidation of the Company’s ordinary shares with a range between one (1) ordinary share for every twenty (20) ordinary shares to one (1) ordinary share for every forty (40) ordinary shares so as to satisfy the NASDAQ’s minimum price per share listing requirement at the Company’s Extraordinary General Meeting held on 2 March 2017.

On May 2, 2017, we effected a 1-for-30 reverse split of our common stock, which was approved at a special meeting of our shareholders on March 2, 2017. The purpose of the reverse stock split was to enable us to meet the Nasdaq’s minimum share price requirement. The reverse stock split became effective and the common stock began trading on a split-adjusted basis on the Australian Securities Exchange at the opening of trading on May 8, 2017. When the reverse stock split became effective, every thirty shares of our issued and outstanding common stock was automatically combined into one issued and outstanding share of common stock. This reduced the number of outstanding shares of our common stock from 79,301,852 shares on May 5, 2017, to 2,643,611 shares on May 8, 2017, after adjusting for fractional shares.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Australian Securities Exchange

Our ordinary shares have traded on the ASX since our initial public offering on February 22, 2013. The following table sets forth, for the periods indicated, the high and low market quotations for our ordinary shares as quoted on the ASX as adjusted for the 30-for-1 reverse stock split effective May 8, 2017.

	Per Ordinary Share (A$)
	High	Low
Fiscal Year Ended December 31,	A$	A$
2013	6.0	6.0
2014	6.0	6.0
2015	6.0	5.7
2016	5.7	5.1

Fiscal Year Ended December 31, 2014:
First Quarter	6.0	6.0
Second Quarter	6.0	6.0
Third Quarter	6.0	6.0
Fourth Quarter	6.0	6.0

Fiscal Year Ended December 31, 2015:
First Quarter	6.0	6.0
Second Quarter	6.0	5.7
Third Quarter	6.0	5.7
Fourth Quarter	5.7	5.7

Fiscal Year Ended December 31, 2016:
First Quarter	5.7	5.7
Second Quarter	5.7	5.4
Third Quarter	5.4	5.1
Fourth Quarter	5.1	5.1

Month Ended:
January 2016	5.7	5.7
February 2016	5.7	5.7
March 2016	5.7	5.7
April 2016	5.7	5.7
May 2016	5.4	5.4
June 2016	5.4	5.4
July 2016	5.4	5.4
August 2016	5.4	5.4
September 2016	5.1	5.1
October 2016	5.1	5.1
November 2016	5.1	5.1
December 2016	5.1	5.1

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares are listed and traded on the Australian Securities Exchange Ltd., or ASX. We intend to apply with the NASDAQ Capital Market to have our ordinary shares traded on the NASDAQ Capital Market.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

As at the date of this Registration Statement, there is no concept of authorized share capital and par value for companies incorporated in Australia. The Company can issue unlimited number of Common Stock without par value. The Company only has one class of Common Stock.

As at December 31, 2015 and 2016, we had 2,643,611 Common Stock issued, outstanding and fully paid (79,301,852 before the reverse stock split).

On 3 March 2017, the Company announced that the shareholders approved the resolution for share consolidation of the Company's ordinary shares with a range between one (1) ordinary share for every twenty (20) ordinary shares to one (1) ordinary share for every forty (40) ordinary shares so as to satisfy the NASDAQ’s minimum price per share listing requirement at the Company’s Extraordinary General Meeting held on 2 March 2017.

On May 2, 2017, we effected a 1-for-30 reverse split of our common stock. The reverse stock split became effective and the common stock began trading on a split-adjusted basis on the Australian Securities Exchange at the opening of trading on May 8, 2017. All share and per share amounts disclosed herein give effect to this reverse stock split retroactively, for all periods presented.

Common Stock

Each Common Stock entitles the holder thereof to one vote at any meeting of IMT’s shareholders. The holder of Common Shares are entitled to receive if, as and when declared by the Board, dividends in such amount as shall be determined by the Board. The holders of Common Shares have the right to receive the Company’s remaining property in the event of a liquidation, dissolution or winding up, whether voluntary or involuntary.

For the dates described below, the Company issued Common Shares as follows:

Date	Description of Issuance	Number of Common Shares Issued	Total (A$)

February 22, 2013	The Company issued 580,000 ordinary Common Shares (17,400,000 before the reverse stock split) at a price of A$0.20 per share to raise a total of $3,480,000 pursuant to a prospectus issued on December 12, 2012 and a Supplemental Prospectus issued on December 22, 2012	580,000	3,480,000
February 22, 2013	The Company issued 16,677 ordinary Common Shares (500,000 before the reverse stock split) at a price of A$0.20 per share to pay a consultant for his services	16,677	100,000
February 12, 2015	The Company issued 10,266 ordinary Common Shares (307,954 before the reverse stock split) at a price of A$0.20 per share for the acquisition of 100% equity interests in Conco International Co., Limited	10,266	61,591
September 30, 2015	The Company issued 869,369 ordinary Common Shares (26,081,065 before the reverse stock split) at a price of A$0.20 per share for the acquisition of 100% equity interests in Marvel Digital Limited	869,369	5,216,213

Options

The Company has no share options outstanding at the date of this Registration Statement.

History of Share Capital

For a detail history of the Company’s changes in share capital, see “Consolidated Statement of Changes in Equity” in the Company’s consolidated financial statements for the year ended December 31, 2016.

B.	Memorandum and Articles of Association

General

Our constituent document is a Constitution. The Constitution is subject to the Listing Rules of the Australian Securities Exchange (“Listing Rules”) and the Corporations Act 2001 (Cth). The Company may modify or repeal its Constitution, or a provision of the Constitution, by special resolution. A special resolution of shareholders is a resolution of which notice has been given and that has been passed by at least 75% of the votes cast by shareholders entitled to vote on the resolution.

Objects and Purposes

As a public company we have all the rights, powers and privileges of a natural person. Our Constitution, which is not required to have an objects or purposes clause, does not provide for or prescribe any specific objects or purposes.

The Powers of the Directors

Under the provision of our Constitution our directors may exercise all the powers of our company in relation to:

Management of Company

The business of our Company is managed by the directors who may exercise all the powers of our Company that are not by the Corporations Act or by the Constitution, required to be exercised by the shareholders in general meeting.

Specific powers of Directors

Without limiting the generality of the above paragraph, the directors may exercise all the powers of the Company to borrow or raise money, to charge any property or business of the Company or all or any of its uncalled capital and to issue debentures or give any other security for a debt, liability or obligation of the Company or of any other person.

Other Provisions in the Constitution with Respect to the Directors

Subject to complying with the Corporations Act regarding disclosure of and voting on matters involving material personal interests, under the provisions of our Constitution, a director may participate in, vote on and be counted in a quorum for any meeting, resolution or decision of the directors and may be present at any meeting where any matter is being considered by the directors.

Under the provisions of our Constitution, the directors are to be remunerated for their services as directors as determined by the Company by resolution. The remuneration must comply with the Listing Rules. The Listing Rules provide that a company must not increase the total amount of non-executive directors’ fees payable by it without the approval of its shareholders.

Subject to the Corporations Act, the Listing Rules and our Constitution, a director must retire from office and seek re-election by no later than the third annual general meeting following his or her appointment or election or 3 years, whichever is longer. This requirement does not apply to the Managing Director.

A candidate for election as a director is not required to hold any ordinary shares to be eligible for election.

Members to Approve Significant Changes to Company Activities

The Listing Rules stipulate that the directors must not make a significant change to the nature or scale of a company’s activities or sell or otherwise dispose of the main undertaking of a listed entity without the approval of shareholders in general meeting.

Rights, Preferences and Restrictions Attached to Our Ordinary Shares

The concept of authorized share capital no longer exists in Australia and as a result, our authorized share capital is unlimited. All our outstanding ordinary shares are validly issued, fully paid and non-assessable. Our ordinary shares have no redemption provisions or sinking fund provisions. The rights attached to our ordinary shares are as follows:

Dividend Rights. Subject to the Corporations Act, our Constitution and the rights of persons entitled to shares with special rights to a dividend (at present there are none), the directors may determine that a dividend is payable, fix the amount and the time for payment and authorize the payment or crediting by the Company to, or at the direction of, each member entitled to that dividend. No dividend is payable except in accordance with the Corporations Act as amended from time to time and no dividend carries interest as against the Company.

Voting Rights. At any general meeting a resolution put to the vote of the meeting must be decided on a show of hands unless a poll is effectively demanded and the demand is not withdrawn. On a show of hands, each member present in person and each other person present as a proxy, attorney or representative of a member has one vote. On a poll, each member present in person has one vote for each share held by the member and each person present as proxy, attorney or representative of a member has one vote for each share held by such member that the person represents.

The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person, or by proxy, attorney or representative appointed pursuant to our Constitution. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place. At the reconvened meeting, the required quorum consists of any two members present in person, or by proxy, attorney or representative appointed pursuant to our Constitution. The meeting is dissolved if a quorum is not present within 15 minutes from the time appointed for the meeting.

An ordinary resolution requires approval by the holders of a majority of the voting rights represented at the meeting, in person, by proxy, or by written ballot and voting thereon. Under the Corporations Act, a special resolution, such as amending our Constitution ,winding-up, or other changes as specified in our Constitution, requires approval of a special majority, representing the holders of no less than 75% of the voting rights represented at the meeting in person, by proxy or by written ballet, and voting thereon.

Rights in Our Profits. Our shareholders have the right to share in our profits distributed as a dividend and any other permitted distribution.

Rights in the Event of Liquidation. If the Company is wound up after satisfaction of liabilities to creditors, the liquidator may, with the sanction of a special resolution of the Company, divide among the members in kind the whole or any part of the property of the Company and may for that purpose set such value as the liquidator considers fair on any property to be so divided and may determine how the division is to be carried out as between the members or different classes of members.

Changing Rights Attached to Shares

Our Constitution does not set out a procedure for varying rights attached to our ordinary shares. The Corporations Act provides that if a company has a constitution that does not set out the procedure for varying or cancelling rights attached to shares in a class of shares of a company with share capital, those rights may be varied or cancelled only by a special resolution of the company and a special resolution of the relevant class; or with the written consent of members with at least 75 per cent of the votes in the class .Under our Constitution, holders of preference shares (at present there are none) have the right to vote at a general meeting upon a proposal that affects rights attached to the preference shares.

Annual and Extraordinary General Meetings

Our directors must convene an annual meeting of shareholders at least once every calendar year, within five months of our last fiscal year-end balance date. Notice of at least 28 calendar days prior to the date of a general meeting is required. Otherwise, the directors or a director may convene and arrange to hold a general meeting of the Company whenever they think fit. In addition, a general meeting may be convened by one or more shareholders holding in the aggregate at least 5% of the votes that may be cast at the general meeting. A general meeting must be called not more than 21 calendar days after the request is made. The meeting must be held not later than two months after the request is given.

Limitations on the Rights to Own Securities in Our Company or any Provisions that would Defer or Prevent a Change in Control of the Company

The Corporations Act takeovers provisions apply to acquisitions of ASX-listed Australian companies. A person cannot acquire a relevant interest in voting securities of an entity that is subject to the takeovers provisions if that would result in any person’s voting power exceeding 20%, except via a specified exception (such as a takeover bid or scheme of arrangement). The most common takeover structures in Australia are an off-market takeover bid and a scheme of arrangement. Other than the takeovers provisions impact on the percentage of shares a person may hold in our company, neither our Constitution nor the laws of the Commonwealth of Australia restrict in any way the ownership or voting of shares in our company. Our Constitution does not contain any provision discriminating against any existing or prospective holder of voting securities as a result of such a shareholder owning a substantial number of shares.

Ownership Threshold Above Which Shareholder Ownership Must be Disclosed

Under the Corporations Act, any person who has a voting power of 5% or more needs to publicly disclose that fact within two business days via the filing of a substantial holding notice with the ASX.

Changes in Our Capital

The Constitution does not impose any conditions governing changes in our capital that are more stringent than is required by law. Subject to the Listing Rules and the Corporations Act, the powers of the Company to issue and cancel shares in the Company and grant options over unissued shares in the Company are vested in the directors. Listing Rule 7.1 provides that (subject to certain exceptions) prior approval of shareholders is required for an issue of securities if the securities will, when aggregated with the securities issued by the Company during the previous 12 months, exceed 15% of the number of shares on issue at the commencement of that 12 month period. In addition, Listing Rule 7.1A permits eligible entities that have obtained shareholder approval by special resolution at an annual general meeting to issue an additional 10% of the entity’s issued ordinary securities. The ability to issue securities under listing rule 7.1A is in addition to the Company’s ability to issue 15% of its fully paid ordinary shares without shareholder approval in a 12 month period under Listing Rule 7.1

C.	Material Contracts

Except for contracts entered into in the ordinary course of business, the only contracts entered into by IMT within two years immediately preceding this Registration Statement that are still in effect, which may be regarded as material are as follows:

	Material Contracts	Major Terms and Consideration
1	Agreement for Sale and Purchase of 100% of the Issued Shares of Marvel Digital Limited on May 14, 2015	The Company is required to pay an initial consideration of AU$5,216,213 settled by the issue of 26,081,065 shares of the Company at AU$0.2 each with a deferred performance fee at five times of the average annualized consolidated profits of the acquiree for the two years’ period from the completion date less the initial purchase consideration.
2	Patent License Agreement with Versitech Limited on September 14, 2015	The Company is required to pay an upfront patent license payment of HK$100,000 plus royalty payment of 3% of net sales of licensed products and process, Upfront patent license payment of HK$100,000 plus royalty payment of 3% of net sales of licensed products and process, and sharing of 15% of all sublicense income received by the Company.
3	Master Agreement for Sales of Glasses Free 3D Panels with a customer on February 26, 2016	The total amount of the Sales Agreement payable by the customer is RMB30,000,000 excluding applicable VAT or sales tax.
4	Sales Agreement for Content Management System with a customer on February 26, 2016	The total amount of the Sales Agreement payable by the customer is HK$8,300,000
5	Agreement with the Government of the Hong Kong Special Administrative Region and the University of Hong Kong on Development Project – “Auxiliary Data Compression and View Synthesis Technologies for 3D/Multiview Videos” on March 14, 2016	Estimated costs of the Project are approximately HK$5,030,000, the Company undertakes to contribute half of the costs amounted to HK$2,515,000
6	Service Agreement with Hong Kong Applied Science and Technology Research Institute in respect of the ITF platform project titled “Panoramic Video Processor” dated March 31, 2016	The total amount of the Service Agreement payable by the Company is HK$2,800,000
7	Preliminary Cooperation Agreement with Hong Kong Applied Science and Technology Research Institute for Establishment of Joint Research and Development Centre in research of 3D imaging technology and other innovations on June 20, 2016	A total sum of HK$10,000,000 will be payable by the Company for a period of three years effective from June 20, 2016
8	Service Agreement with Hong Kong Applied Science and Technology Research Institute in respect of specifications of “Customized PCIe structured ASIC board with implementation of intelligent video enhancement” dated October 31, 2016	The total amount of the Service Agreement payable by the Company is HK$4,800,000
9	Service Agreement with Hong Kong Applied Science and Technology Research Institute in respect of specifications of structured ASIC for 3D 360-degree HMD device dated in January 2017	The total amount of the Service Agreement payable by the Company is HK$4,800,000

D.	Exchange Controls

Australia has largely abolished exchange controls on investment transactions. The Australian dollar is freely convertible into U.S. dollars. In addition, there are currently no specific rules or limitations regarding the export from Australia of profits, dividends, capital or similar funds belonging to foreign investors, except that certain payments to non-residents must be reported to the Australian Transaction Reports and Analysis Centre, which monitors such transaction, and amounts on account of potential Australian tax liabilities which may be required to be withheld unless a relevant taxation treaty can be shown to apply. Article 11.8 of the free trade agreement between Australia and the US provides that all transfers relating to a covered investment is to be made freely and without delay into and out of each territory. Such transfers include inter alia contributions to capital, including the initial contribution; profits, dividends, capital gains and proceeds from the sale of all or any part of the covered investment or from the partial or complete liquidation of the covered investment.

The Foreign Acquisitions and Takeovers Act 1975

Under Australian law, in certain circumstances foreign persons are prohibited from acquiring more than a limited percentage of the shares in an Australian company without approval from the Australian Treasurer. These limitations are set forth in the Australian Foreign Acquisitions and Takeovers Act, or the Takeovers Act.

Under the Takeovers Act, as currently in effect, any foreign person, together with associates, or parties acting in concert, is prohibited (without approval) from acquiring 20% or more of the shares in any company having total assets of A$252 million or more (or A$1,094 million or more in case of private (non-government) U.S. investors). “Associates” is a broadly defined term under the Takeovers Act and includes:

•	spouses, lineal ancestors and descendants, and siblings;

•	any person with whom the person is acting, or proposes to act, in concert;

•	partners, officers of companies, the company, employers and employees, and corporations;

•	their shareholders related through substantial shareholdings or voting power;

•	corporations whose directors are controlled by the person, or who control a person; and

•	associations between trustees and substantial beneficiaries of trust estates.

In addition, a foreign person may not acquire shares in a company having total assets of A$252 million or more (or A$1,094 million or more in case of private (non-government) U.S. investors) if, as a result of that acquisition, the total holdings of all foreign persons and their associates will exceed 40% in aggregate without the approval of the Australian Treasurer. If the necessary approvals are not obtained, the Treasurer may make an order requiring the acquirer to dispose of the shares it has acquired within a specified period of time. At present, we do not have total assets of A$252million or more. At this time, our total assets do not exceed any of the above thresholds and therefore no approval would be required from the Australian Treasurer. Nonetheless, should our total assets exceed the threshold in the future, we will be mindful to monitor the holdings for foreign persons (together with the associates) to ensure that the thresholds will not be exceeded without the Australian Treasurer’s approval.

Each foreign person seeking to acquire holdings in excess of the above caps (including their associates, as the case may be) would need to complete an application form setting out the proposal and relevant particulars of the acquisition/shareholding. The Australian Treasurer then has 30 days to consider the application and make a decision. However, the Australian Treasurer may extend the period by up to a further 90 days by publishing an interim order. The Australian Treasurer has issued a guideline titled Australia’s Foreign Investment Policy which provides an outline of the policy. As for the risk associated with seeking approval, the policy provides that the Treasurer will reject an application if it is contrary to the national interest.

If the level of foreign ownership exceeds 40% at any time (or if one individual not ordinarily resident in Australia, a foreign corporation or a foreign government holds at least 20%), we would be considered a foreign person under the Takeovers Act. In such event, we would be required to obtain the approval of the Australian Treasurer for our company, together with our associates, to acquire (i) more than 20% of an Australian company or business with assets totaling over A$252 million (or A$1,094 million if we were considered a private US investor); or (ii) any direct or indirect ownership in certain real estate interests.

The percentage of foreign ownership in our company would also be included in determining the foreign ownership of any Australian company or business in which we may choose to invest. Since we have no current plans for any such investments or acquisitions and do not currently own any relevant real estate interests, any such approvals required to be obtained by us as a foreign person under the Takeovers Act will not affect our current or future ownership or lease of real estate interests in Australia.

 Our Constitution does not contain any additional limitations on a non-resident’s right to hold or vote our securities.

Australian law requires the transfer of shares in our company to be made in writing. No stamp duty will be payable in Australia on the transfer of ordinary shares quoted on the NASDAQ.

The Financial Transactions Reports Act 1988

The Financial Transactions Reports Act 1988 (Cth) is an act of the Parliament of the Commonwealth of Australia, designed to facilitate the administration and enforcement of Australia's taxation laws. It provides for the reporting of certain financial transactions and transfers, including the export or import of currency exceeding $10,000 to Australian Transaction Reports and Analysis Centre.

The Income Tax Assessment Act of 1936 and the Income Tax Assessment Act of 1997 (collectively, the "Tax Act")

The Income Tax Assessment Act 1936 (Cth) and the Income Tax Assessment Act 1997 (Cth) (collectively, the "Tax Act") is the principal law governing the imposition of Federal taxes in Australia (except goods and services tax and a number of specific taxes such as fringe benefits tax).

Under the Tax Act, in some circumstances overseas residents are obliged to pay income tax in Australia on income derived from Australian sources or property.

E.	Taxation

The following is a summary of the current tax laws of the U.S. (including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions) and Australia as they relate to us and our shareholders, including United States and other non-Australian shareholders. The summary is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change, possibly on a retroactive basis. The discussion does not address any aspects of U.S. taxation other than federal income taxation or any aspects of Australian taxation other than federal income taxation, inheritance taxation, stamp duty and goods and services tax.

Existing and prospective holders of ordinary shares are advised to consult their own tax advisors with respect to the specific tax consequences to them of the purchase, ownership and disposition of ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

Australian Tax Consequences

Non-Australian residents may be liable to pay Australian tax on income derived from Australian sources. One mechanism by which that tax is paid (for non-residents who have no permanent establishment or fixed base in Australia or where the income is not connected with a permanent establishment or fixed base) is known as withholding tax. Dividends paid by a resident Australian company to a resident of the United States of America who is entitled to the benefits of the Australia/US double tax treaty and is beneficially entitled to the dividends are subject to withholding tax at the rate of 15% to the extent the dividends are ‘unfranked’. The rate of withholding tax on dividends is normally 30%, but since the United States has concluded a double tax treaty agreement with Australia, the rate is reduced to 15% where the benefits of the treaty apply. It should be noted, however, that under Section 128B(3) of the Income Tax Assessment Act 1936 (Cth), to the extent that dividends paid to non-residents have been franked (generally where a company pays tax itself), such dividends are exempt from withholding tax. “Franked dividends” is the expression given to dividends when the profits out of which those dividends are paid have been taxed at company level and such tax is allocated to the dividend. Accordingly, an Australian company paying fully franked dividends to a non-resident is not required to deduct any withholding tax. Dividends on which withholding tax has been paid are generally not subject to any further Australian tax. In other words, the withholding tax should represent the final Australian tax liability in relation to those dividends.

The pertinent provisions of the double tax treaty between Australia and the United States provide that dividends are primarily liable for tax in the country of residence of the beneficial owner of the dividends. However, the source country, in this case Australia, may also tax them, but in such case the tax will be limited to 15% if the benefits of the treaty apply. Where the beneficial owner is a United States resident corporation that directly holds at least 10% of the voting power in us, the tax will be limited to 5%. The 15% limit does not apply to dividends derived by a resident of the United States of America who has a permanent establishment or fixed base in Australia, if the holding giving rise to the dividends is effectively connected with that establishment or base. Such dividends are taxed on a net assessment basis as business income or independent personal services income as the case may be.

We have not paid any cash dividends since our inception and we do not anticipate the payment of cash dividends in the foreseeable future. See "Item 8.A. Financial Statements and Other Financial Information–Dividend Policy."

Capital gains tax in Australia is payable on net assessable ‘real gains’ over the period in which the shares have been held, that is, the difference between the selling price and the total cost price calculated under Australian tax law. In some cases the cost price may be indexed for inflation, or, if the shares have been held for more than one year, certain taxpayers can, with respect to shares held for more than one year, be eligible for a discount of up to 50% of the gross gain. Capital losses may be available to offset capital gains.

Stamp Duty

Any transfer of shares through trading on the ASX and NASDAQ, whether by Australian residents or foreign residents, should not be subject to stamp duty.

Australian Death Duty

Australia does not have estate or death duties. Generally no capital gains tax liability is realized upon the inheritance of a deceased person’s shares. The disposal of inherited shares by beneficiaries, may, however, give rise to a capital gains tax liability.

Goods and Services Tax

The issue or transfer of shares will not incur Australian goods and services tax and does not require a stockholder to register for Australian goods and services tax purposes.

U.S. Federal Income Tax Considerations

The following discussion summarizes the principal U.S. federal income tax considerations relating to the purchase, ownership and disposition of our ordinary shares by a U.S. holder (as defined below) holding such shares as capital assets (generally, property held for investment). This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”) and judicial decisions, all as in effect on the date hereof, and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. This summary does not describe any state, local or non-U.S. tax law considerations, or any aspect of U.S. federal tax law other than income taxation; U.S. holders are urged to consult their own tax advisors regarding such matters.

 This summary does not purport to address all material federal income tax consequences that may be relevant to a holder of ordinary shares or warrants. This summary does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks or other financial institutions, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, U.S. expatriates, investors liable for the alternative minimum tax, partnerships and other pass-through entities, investors that own or are treated as owning 10% or more of our voting stock, investors that hold the ordinary shares as part of a straddle, hedge, conversion or constructive sale transaction or other integrated transaction, and U.S. holders whose functional currency is not the U.S. dollar) may be subject to special tax rules . This discussion does not address U.S. federal tax laws other than those pertaining to U.S. federal income taxation (such as estate or gift tax laws or the Medicare tax on investment income), nor does it address any aspects of U.S. state or local or non-U.S. taxation.

As used below, a “U.S. Holder” is a beneficial owner of an ordinary share that is, for U.S. federal income tax purposes, (i) a citizen or resident alien individual of the United States, (ii) a corporation (or an entity taxable as a corporation) created or organized under the law of the United States, any State thereof or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income tax without regard to its source, or (iv) a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person. For purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of an ordinary share or warrant that is (i) a non-resident alien individual, (ii) a corporation (or an entity taxable as a corporation) created or organized in or under the law of a country other than the United States or a political subdivision thereof or (iii) an estate or trust that is not a U.S. holder. This discussion does not address any aspect of U.S. federal gift or estate tax, or state, local or non-U.S. tax laws. Additionally, the discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold ordinary shares through such entities. If a partnership (including for this purpose any entity treated as a partnership for U.S. federal tax purposes) is a beneficial owner of ordinary shares or warrants, the U.S. federal tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A holder of ordinary shares or warrants that is a partnership and partners in that partnership are urged to consult their own tax advisers regarding the U.S. federal income tax consequences of purchasing, holding and disposing of ordinary shares or warrants.

We have not sought a ruling from the IRS or an opinion of counsel as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court.

GIVEN THE COMPLEXITY OF THE TAX LAWS AND BECAUSE THE TAX CONSEQUENCES TO ANY PARTICULAR INVESTOR MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN, PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS.

TO ENSURE COMPLIANCE WITH REQUIREMENTS IMPOSED BY THE IRS UNDER TREASURY CIRCULAR 230, WE INFORM YOU THAT (1) ANY DISCUSSION OF U.S. FEDERAL INCOME TAX ISSUES CONTAINED HEREIN (INCLUDING ANY ATTACHMENTS), UNLESS OTHERWISE SPECIFICALLY STATED, WAS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, FOR THE PURPOSE OF AVOIDING PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE, AND (2) EACH U.S. HOLDER SHOULD SEEK ADVICE BASED UPON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Taxation of Distributions

 U.S. Holders. In general, subject to the passive foreign investment company (“PFIC”) rules discussed below, a distribution on an ordinary share will constitute a dividend for U.S. federal income tax purposes to the extent that it is made from our current or accumulated earnings and profits as determined under U.S. federal income tax principles. If a distribution exceeds the amount of our current and accumulated earnings and profits, it will be treated as a non-taxable reduction of basis to the extent of the U.S. Holder’s tax basis in the ordinary share on which it is paid, and to the extent it exceeds that basis it will be treated as a capital gain. For purposes of this discussion, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

The gross amount of any dividend on an ordinary share (which will include the amount of any Australian taxes withheld) generally will be subject to U.S. federal income tax as foreign source dividend income and will not be eligible for the corporate dividends received deduction. The amount of a dividend paid in Australian currency will be its value in U.S. dollars based on the prevailing spot market exchange rate in effect on the day that the U.S. Holder receives the dividend, whether or not the dividend is converted into U.S. dollars. A U.S. holder will have a tax basis in any distributed Australian currency equal to its U.S. dollar amount on the date of receipt, and any gain or loss realized on a subsequent conversion or other disposition of the Australian currency generally will be treated as U.S. source ordinary income or loss. If dividends paid in Australian currency are converted into U.S. dollars on the date they are received by a U.S. Holder, the U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. U.S. Holders are urged to consult their own tax advisers regarding the treatment of any foreign currency gain or loss if any Australian currency received by the U.S. Holder is not converted into U.S. dollars on the date of receipt.

Subject to certain exceptions for short-term and hedged positions, any dividend that a non-corporate holder receives on an ordinary share will be subject to tax rate of 20% if the dividend is a “qualified dividend”. A dividend on an ordinary share will be a qualified dividend if (i) either (a) the ordinary shares are readily tradable on an established securities market in the U.S. or (b) we are eligible for the benefits of a comprehensive income tax treaty with the U.S. that the U.S. Secretary of the Treasury determines is satisfactory for purposes of these rules and that includes an exchange of information program, and (ii) we were not, in the year prior to the year the dividend was paid, and are not, in the year the dividend is paid, a PFIC. The ordinary shares is expected to be listed on the Nasdaq Capital Market in 2016, which should then qualify them as readily tradable on an established securities market in the United States. In any event, the double tax treaty between Australia and the U.S. (the “Treaty”) satisfies the requirements of clause (i)(b), and, although the matter is not free from doubt, we believe that we should be a resident of Australia entitled to the benefits of the Treaty. However, because the facts relating to our entitlement to the benefits of the Treaty can change over time, there can be no assurance that we will be entitled to the benefits of the Treaty for any taxable year. As discussed above, qualified dividends do not include dividends paid by a company which was a PFIC in the year prior to the year the dividend was paid, or in the year the dividend is paid. Based on our audited financial statements and relevant market and shareholder data, we believe we were not a PFIC for U.S. federal income tax purposes for our December 31, 2016 taxable year. Based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not expect that we could be classified as a PFIC for our December 31, 2016 taxable year. Given that the determination of PFIC status involves the application of complex tax rules, and that it is based on the nature of our income and assets from time to time, no assurances can be provided that we will not be considered a PFIC for any past or future taxable year. Moreover, as described in the section below entitled “Passive Foreign Investment Company Rules,” if we were a PFIC in a year while a U.S. Holder held an ordinary share, and if the U.S. Holder has not made a qualified electing fund election effective for the first year the U.S. Holder held the ordinary share, the ordinary share remains an interest in a PFIC for all future years or until such an election is made. The IRS takes the position that that rule will apply for purposes of determining whether an ordinary share is an interest in a PFIC in the year a dividend is paid or in the prior year, even if the Company does not satisfy the tests to be a PFIC in either of those years.

Even if dividends on the ordinary shares would otherwise be eligible for qualified dividend treatment, in order to qualify for the reduced qualified dividend tax rates, a non-corporate holder must hold the ordinary share on which a dividend is paid for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date, disregarding for this purpose any period during which the non-corporate holder has an option to sell, is under a contractual obligation to sell or has made (and not closed) a short sale of substantially identical stock or securities, is the grantor of an option to buy substantially identical stock or securities or, pursuant to Treasury regulations, has diminished their risk of loss by holding one or more other positions with respect to substantially similar or related property. In addition, to qualify for the reduced qualified dividend tax rates, the non-corporate holder must not be obligated to make related payments with respect to positions in substantially similar or related property. Payments in lieu of dividends from short sales or other similar transactions will not qualify for the reduced qualified dividend tax rates. A non-corporate holder that receives an extraordinary dividend eligible for the reduced qualified dividend rates must treat any loss on the sale of the stock as a long-term capital loss to the extent of the dividend. For purposes of determining the amount of a non-corporate holder’s deductible investment interest expense, a dividend is treated as investment income only if the non-corporate holder elects to treat the dividend as not eligible for the reduced qualified dividend tax rates. Special limitations on foreign tax credits with respect to dividends subject to the reduced qualified dividend tax rates apply to reflect the reduced rates of tax.

The U.S. Treasury has announced its intention to promulgate rules pursuant to which non-corporate holders of stock of non-U.S. corporations, and intermediaries though whom the stock is held, will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because those procedures have not yet been issued, it is not clear whether we will be able to comply with them.

Non-corporate holders of ordinary shares are urged to consult their own tax advisers regarding the availability of the reduced qualified dividend tax rates in the light of their own particular circumstances.

Any Australian withholding tax will be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability, subject to generally applicable limitations under U.S. federal income tax law. For purposes of computing those limitations separately under current law for specific categories of income, a dividend generally will constitute foreign source “passive category income” or, in the case of certain holders, “general category income”. A U.S. Holder will be denied a foreign tax credit with respect to Australian income tax withheld from dividends received with respect to the ordinary shares to the extent the U.S. Holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent the U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute. The rules relating to the determination of the foreign tax credit are complex, and U.S. Holders are urged to consult with their own tax advisers to determine whether and to what extent they will be entitled to foreign tax credits as well as with respect to the determination of the foreign tax credit limitation. Alternatively, any Australian withholding tax may be taken as a deduction against taxable income, provided the U.S. Holder takes a deduction and not a credit for all foreign income taxes paid or accrued in the same taxable year. In general, special rules will apply to the calculation of foreign tax credits in respect of dividend income that is subject to preferential rates of U.S. federal income tax.

Non-U.S. Holders. A dividend paid to a Non-U.S. Holder on an ordinary share will not be subject to U.S. federal income tax unless the dividend is effectively connected with the conduct of trade or business by the non-U.S. Holder within the United States (and is attributable to a permanent establishment or fixed base the Non-U.S. Holder maintains in the United States if an applicable income tax treaty so requires as a condition for the Non-U.S. Holder to be subject to U.S. taxation on a net income basis on income from the ordinary share). A Non-U.S. Holder generally will be subject to tax on an effectively connected dividend in the same manner as a U.S. Holder. A corporate Non-U.S. Holder may also be subject under certain circumstances to an additional “branch profits tax,” the rate of which may be reduced pursuant to an applicable income tax treaty.

Taxation of Capital Gains

U.S. Holders. Subject to the passive foreign investment company rules discussed below, on a sale or other taxable disposition of an ordinary share, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between the U.S. Holder’s adjusted basis in the ordinary share and the amount realized on the sale or other disposition, each determined in U.S. dollars.

Such capital gain or loss will be long-term capital gain or loss if at the time of the sale or other taxable disposition the ordinary share has been held for more than one year. In general, any adjusted net capital gain of an individual is subject to a federal income tax rate of 20%. Capital gains recognized by corporate U.S. Holders generally are subject to U.S. federal income tax at the same rate as ordinary income. The deductibility of capital losses is subject to various limitations.

Any gain a U.S. Holder recognizes generally will be U.S. source income for U.S. foreign tax credit purposes, and, subject to certain exceptions, any loss will generally be a U.S. source loss. If an Australian tax is withheld on a sale or other disposition of an ordinary share, the amount realized will include the gross amount of the proceeds of that sale or disposition before deduction of the Australian tax. The generally applicable limitations under U.S. federal income tax law on crediting foreign income taxes may preclude a U.S. Holder from obtaining a foreign tax credit for any Australian tax withheld on a sale of an ordinary share. The rules relating to the determination of the foreign tax credit are complex, and U.S. Holders are urged to consult with their own tax advisers regarding the application of such rules. Alternatively, any Australian withholding tax may be taken as a deduction against taxable income, provided the U.S. Holder takes a deduction and not a credit for all foreign income taxes paid or accrued in the same taxable year.

Non-U.S. Holders. A Non-U.S. Holder will not be subject to U.S. federal income tax on a gain recognized on a sale or other disposition of an ordinary share unless (i) the gain is effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States (and is attributable to a permanent establishment or fixed base that the Non-U.S. Holder maintains in the United States if an applicable income tax treaty so requires as a condition for the Non-U.S. Holder to be subject to U.S. taxation on a net income basis on income from the ordinary share), or (ii) in the case of a Non-U.S. Holder who is an individual, the Non-U.S. Holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions apply. Any effectively connected gain of a corporate Non-U.S. Holder may also be subject under certain circumstances to an additional “branch profits tax”, the rate of which may be reduced pursuant to an applicable income tax treaty.

Passive Foreign Investment Company Rules

A special set of U.S. federal income tax rules applies to a foreign corporation that is a PFIC for U.S. federal income tax purposes. As noted above, based on our audited financial statements and relevant market and shareholder data, we believe we were not a PFIC for U.S. federal income tax purposes for our December 31, 2015 taxable year. Moreover, given that the determination of PFIC status involves the application of complex tax rules, and that it is based on the nature of our income and assets from time to time, no assurances can be provided that we will be considered a PFIC for any future taxable year.

In general, a foreign corporation is a PFIC if at least 75% of its gross income for the taxable year is passive income or if at least 50% of its assets for the taxable year produce passive income or are held for the production of passive income. In general, passive income for this purpose means, with certain designated exceptions, dividends, interest, rents, royalties (other than certain rents and royalties derived in the active conduct of trade or business), annuities, net gains from dispositions of certain assets, net foreign currency gains, income equivalent to interest, income from notional principal contracts and payments in lieu of dividends. The determination of whether a foreign corporation is a PFIC is a factual determination made annually and is therefore subject to change. Subject to exceptions pursuant to certain elections that generally require the payment of tax, once stock in a foreign corporation is classified as stock in a PFIC in the hands of a particular shareholder that is a U.S. person, it remains stock in a PFIC in the hands of that shareholder.

Unfavorable tax consequences for a U.S. Holder can occur if we are treated as a PFIC for any year while a U.S. Holder owns ordinary shares. Certain of these tax consequences can be mitigated with respect to a U.S. Holder’s ordinary shares (but not a U.S. Holder’s warrants) if the U.S. Holder makes, or has made, a timely qualified electing fund election or election to mark to market the holder’s ordinary shares, and such election is in effect for the first taxable year during which the U.S. Holder owns ordinary shares that we are a PFIC. If we are treated as a PFIC, and neither election is made, then contrary to the tax consequences described in “U.S. Federal Income Tax Considerations-Taxation of Distributions” and “U.S. Federal Income Tax Considerations-Taxation of Capital Gains” above, in any year in which the U.S. Holder either disposes of an ordinary share at a gain or receives one or more “excess distributions” in respect of our ordinary shares, special rules apply to the taxation of the gain or the excess distributions. For purposes of these rules, a U.S. Holder will be treated as receiving an “excess distribution” to the extent that actual or constructive distributions received in the current taxable year exceed 125% of the average distributions (whether actual or constructive and whether or not out of earnings and profits) received by such U.S. Holder in respect of our ordinary shares during the three preceding years or, if shorter, the U.S. Holder’s holding period. A disposition of an ordinary share, for purposes of these rules, includes many transactions on which gain or loss is not realized under general U.S. federal income tax rules (but generally should not include the exercise of a warrant, as discussed below). The gain or the excess distributions must be allocated ratably to each day the U.S. Holder has held the ordinary share, as the case may be. Amounts allocated to each year are taxable as ordinary income in their entirety (and are not eligible for the reduced qualified dividend rates) and not as capital gain, and amounts allocable to prior years may not be offset by any deductions or losses. Amounts allocated to each such prior year are taxable at the highest rate in effect for that year and are subject to an interest charge at the rates applicable to deficiencies for income tax for those periods. In addition, a U.S. Holder’s tax basis in an ordinary share that is acquired from a decedent would not receive a step-up to fair market value as of the date of the decedent’s death but instead would be equal to the decedent’s basis, if lower.

The special PFIC rules described above will not apply to a U.S. Holder’s ordinary shares if the U.S. Holder makes a timely election, which remains in effect, to treat us as a qualified electing fund, or QEF, for the first taxable year in which the U.S. Holder owns an ordinary share and in which we are classified as a PFIC, provided that we comply with certain reporting requirements. Instead, a U.S. Holder that has made a QEF election is required for each taxable year to include in income a pro rata share of our ordinary earnings as ordinary income and a pro rata share of its net capital gain as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. In order for such a QEF election to be valid, we must provide U.S. Holders either (1) a statement showing such U.S. Holder’s pro rata share of our ordinary earnings and net capital gain (calculated for U.S. tax purposes) for the Company’s taxable year, (2) sufficient information to enable the U.S. Holder to calculate its pro rata share for such year, or (3) a statement that the Company has permitted the U.S. Holder to inspect and copy its permanent books of account, records, and such other documents as may be maintained by us that are necessary to establish that PFIC ordinary earnings and net capital gain are computed in accordance with U.S. income tax principles. We have not yet determined whether, in years in which we are classified as a PFIC, we will make the computations necessary to supply U.S. Holders with the information needed to report income and gain pursuant to a QEF election. It is, therefore, possible that U.S. Holders would not be able to make or retain that election in any year we are a PFIC. The QEF election is made on a shareholder-by-shareholder basis and once made, can only be revoked with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections may only be made by filing a protective statement with such return or with the consent of the IRS. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

If a U.S. Holder has elected the application of the QEF rules to the U.S. Holder’s ordinary shares, and the special tax and interest charge rules described in the second preceding paragraph do not apply to such shares (because of a timely QEF election for the first tax year of the U.S. Holder’s holding period for such shares, or, as described below, a purge of the PFIC taint pursuant to a special purging election), any gain realized on the disposition of an ordinary share generally will be taxable as capital gain and no interest charge will be imposed. As discussed above, U.S. Holders of a QEF are currently taxed on their pro rata shares of the QEF’s earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income generally will not be taxable as a dividend. The tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under applicable attribution rules as owning shares in a QEF.

If a QEF election is not made for the first taxable year in which the U.S. Holder owns an ordinary share and in which we are a PFIC, certain elections can be made while we continue to satisfy the definition of a PFIC that, combined with a QEF election, can cause the QEF election to be treated as having been made for that first taxable year. Those elections may require the electing shareholder to recognize gain on a constructive sale or to be taxable on the shareholder’s share of certain undistributed profits of the foreign corporation. If gain or income is recognized pursuant to one of those elections, the special PFIC rules set forth in the fourth preceding paragraph would apply to that gain or income. Even if a QEF election ceases to apply because in a later taxable year we cease to satisfy the tests to be a PFIC, the QEF election will apply again in any subsequent year in which the Company again satisfies the tests to be a PFIC. Moreover, if a U.S. Holder sells all of the ordinary shares they own and later reacquires other ordinary shares, any QEF election the U.S. Holder has made that remains in effect will apply to the ordinary shares acquired later. The applicable Treasury regulations provide that the Commissioner of the IRS has the discretion to invalidate or terminate a QEF election if the U.S. Holder or we, or an intermediary, fails to satisfy the requirements for the QEF election.

The special PFIC rules described in the fourth preceding paragraph will not apply to a U.S. Holder’s ordinary shares if the U.S. Holder elects to mark the U.S. Holder’s ordinary shares to market each year, provided that the ordinary shares are considered “marketable stock” within the meaning of the applicable Treasury regulations. A U.S. Holder that makes this election will recognize as ordinary income or loss each year an amount equal to the difference, if any, as of the close of the taxable year between the fair market value of the U.S. Holder’s ordinary shares and the U.S. Holder’s adjusted tax basis in the ordinary shares. Losses would be allowed only to the extent of net mark-to-market gain previously included in income by the U.S. Holder under the election for prior taxable years, reduced by losses allowed in prior taxable years. If the mark-to-market election were made, then the special PFIC rules set forth in the fourth preceding paragraph would not apply for periods covered by the election. In general, the ordinary shares will be marketable stock within the meaning of the applicable Treasury regulations if they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter on a “qualified exchange or other market” within the meaning of the applicable Treasury regulations and certain other requirements are met. The Australian Securities Exchange is a qualified exchange within the meaning of the applicable Treasury regulations. Thus, the ordinary shares should be “marketable stock” within the meaning of the applicable Treasury regulations. If a U.S. Holder makes a mark-to-market election, but does not make that election for the first taxable year in which the U.S. Holder owns an ordinary share and in which the Company is classified as a PFIC, and if the U.S. Holder had not made a QEF election for that first such taxable year, the rules set forth in the fourth preceding paragraph will apply to any distributions on an ordinary share in the year of the mark-to-market election, to any gain recognized on an actual sale of an ordinary share in that year, and to any gain recognized in that year pursuant to the mark-to-market election. The mark-to-market rules generally continue to apply to a U.S. Holder who makes the mark-to-market election, even in years we do not satisfy the tests to be a PFIC.

A U.S. Holder who owns ordinary shares during a year in which we are classified as a PFIC generally will remain subject to the rules set forth in the fifth preceding paragraph for all taxable years if the U.S. Holder has not made a QEF election or a mark-to-market election for the first taxable year in which the U.S. Holder owns an ordinary share and in which we are classified as a PFIC. In that event, those rules will apply to any gains on dispositions of ordinary shares and to any “excess distributions.”  It is, however, possible for a U.S. Holder to avoid this “once a PFIC, always a PFIC” result by electing to treat all of the U.S. Holder’s ordinary shares as sold for their fair market value as of the last day of the last taxable year we satisfy the tests to be a PFIC, provided the statute of limitations has not run for that year. If a gain is recognized on that constructive sale, the rules set forth in the fifth preceding paragraph would apply to that gain.

If we are classified as a PFIC for a taxable year, and, at any time during such taxable year, have a non-U.S. subsidiary that is classified as a PFIC, U.S. Holders generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described in the sixth preceding paragraph, if we receive a distribution from, or dispose of all or part of its interest in, the lower-tier PFIC. We have not yet determined whether, if we are classified as a PFIC, we would make the computations necessary to supply U.S. Holders with the information needed to make or maintain a QEF election with respect to the lower-tier PFIC. It is, therefore, possible that U.S. Holders would not be able to make or retain that election in any taxable year that we are classified as a PFIC and has a non-U.S. subsidiary that is also classified as a PFIC. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

A dividend from a foreign corporation that otherwise would qualify for reduced qualified dividend rates does not qualify for that rate if the foreign corporation is a PFIC in either the taxable year of the dividend or the preceding taxable year.

A U.S. Holder who owns (or is deemed to own) shares in a PFIC during any taxable year, such U.S. Holder may have to file an IRS Form 8621 (whether or not a QEF or mark-to-market election is made).

GIVEN THE COMPLEXITIES OF THE PFIC RULES AND THEIR POTENTIALLY ADVERSE TAX CONSEQUENCES, U.S. HOLDERS OF ORDINARY SHARES ARE URGED TO CONSULT THEIR TAX ADVISERS ABOUT THE PFIC RULES, INCLUDING THE CONSEQUENCES TO THEM OF MAKING A QEF ELECTION OR A MARK-TO-MARKET ELECTION WITH RESPECT TO THE ORDINARY SHARES IN THE EVENT THAT THE COMPANY QUALIFIES AS A PFIC FOR ANY TAXABLE YEAR.

Information Reporting and Backup Withholding

U.S. Holders. Dividends paid on, and proceeds from the sale or other disposition of, an ordinary share generally may be subject to information reporting requirements and may be subject to backup withholding at the rate of 28% unless a U.S. Holder provides an accurate taxpayer identification number or otherwise demonstrates that they are exempt. The amount of any backup withholding collected from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that certain required information is submitted to the Internal Revenue Service. Under U.S. federal income tax law and U.S. Treasury Regulations, certain categories of U.S. holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. U.S. holders are urged to consult with their own tax advisors concerning such reporting requirements.

Non-U.S. Holders. Non-U.S. Holders generally will be exempt from these information reporting requirements and backup withholding tax but may be required to comply with certain certification and identification procedures in order to establish their eligibility for exemption.

THE DISCUSSION ABOVE IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO AN INVESTMENT IN ORDINARY SHARES. HOLDERS AND POTENTIAL HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISER(S) CONCERNING THE TAX CONSEQUENCES RELEVANT TO THEM IN THEIR PARTICULAR SITUATION.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

The consolidated financial statements of Integrated Media Technology Limited for the year ended December 31, 2015 and 2014 consolidated financial statement of Marvel Digital Limited for the year ended March 31, 2015 and for the the six months ended September 30, 2015 has been audited by HKCMCPA Company Limited, 15/F Aubin House, 171&172 Gloucester Road, Wanchai, Hong Kong, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their consent and authority as experts in accounting and auditing.

The Group has commissioned Frost & Sullivan (Beijing) Inc., Shanghai Branch Co., ("Frost & Sullivan") of Room 1018, Tower B, No. 500 Yunjin Road, Xuhui District, Shanghai, 200232, China to prepare a market analysis report on the 3D market. We have used certain data from this report as set out in Diagrams 4.2 - 4.5 on pages 33-35 in this Registration Statement. Frost & Sullivan is an independent global market research and consulting company which was founded in 1961 and is based in the United States.

H.	Documents on Display

We are subject to the reporting requirements of the United States Securities and Exchange Act of 1934, as amended, or the Exchange Act, as applicable to “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act. As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of regulation 14A under the Exchange Act, and transactions in our equity securities by our officers and directors are exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we will file with the U.S. Securities and Exchange Commission an annual report on Form 20-F containing financial statements that have been examined and reported on, with and opinion expressed by an independent registered public accounting firm, and we will submit reports to the U.S. Securities and Exchange Commission on Form 6-K containing (among other things) press releases and unaudited financial information for the first six months of each fiscal year. We post our annual report on Form 20-F on our website promptly following the filing of our annual report with the U.S. Securities and Exchange Commission. The information on our website is not incorporated by reference into this annual report.

This document and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the U.S. Securities and Exchange Commission public reference room at 100 F Street, N.E., Room 1580, Washington D.C. 20549. You may obtain information on the operation of the Securities and Exchange Commission’s public reference room in Washington, D.C. by calling the U.S. Securities and Exchange Commission at 1-800-SEC-0330.

The U.S. Securities and Exchange Commission maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that make electronic filings with the U.S. Securities and Exchange Commission using its EDGAR (Electronic Data Gathering, Analysis, and Retrieval) system.

The documents concerning our company which are referred to in this document may also be inspected at the offices of our registered office located at Level 7, 420 King William Street, Adelaide SA 5000, Australia.

I.	Subsidiary Information

At the date of this report, we have 12 subsidiaries as follows:

Subsidiary Name	Place of Incorporation	% held	Business scope
CIMC Marketing Pty Ltd	Australia	100% Direct	Management services and trading
Binario Ltd	British Virgin Islands	100% Direct	Investment holding company
Yamaga Ltd. (Formerly known as China Media Ltd)	Hong Kong	100% Direct	Advertising and media services
Dragon Creative Ltd	Hong Kong	100% Direct	Sales and distribution of various 3D related products and provision of 3D consulting services
Global Vantage Audio Ltd	Hong Kong	50% Indirect	Sale and distribution of audio products
Marvel Digital Ltd	Hong Kong	100% Indirect	Development of 3D autostereoscopic display technology and investment holding
Visumotion International Ltd	Hong Kong	100% Indirect	Sale of software and provision of consultancy services
Marvel Digital (Shenzhen) Ltd	China, PRC	100% Indirect	Manufacturing and distribution of 3D products and provision of 3D consultancy services
Marvel Software (Shenzhen) Ltd	China, PRC	100% Indirect	Dormant
Digital Media Technology Ltd	Labuan, Malaysia	100% Indirect	Sale and distribution of 3D and audio products
Yamaga Audio Limited	Nevada, USA	100% Direct	Investment holding company
Zamora Corporation	Nevada, USA	100% Direct	Sales and administration office in USA

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our cash and cash equivalents consist primarily of cash and money market funds in Australia and Hong Kong currency. We invest our excess cash and cash equivalents in interest-bearing accounts and term deposits with banks in Australia or Hong Kong. Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of Australian and or Hong Kong interest rates. However, because of the short-term nature of the instruments in our portfolio, a sudden change in market interest rates would not be expected to have a material impact on our financial condition and/or results of operation.

We are exposed to foreign currency risk via our operation in Hong Kong and China and trade and other payables we hold. We are required to make certain payments in U.S. dollars, Hong Kong dollars and Chinese Renminbi and other currencies. An adverse movement in end-of-period exchange rates would have a material impact on our operating results.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Management of the Company maintain disclosure controls and procedures as such term is defined in Rules 13 a-15 (e) and 15d-15(e) under the Securities Exchange Act of 1934 as amended (the “Exchange Act”), as amended, that are designed to ensure that information required to be disclosed in the reports that are filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is accumulated and communicated to management, including the Executive Chairman and the Group Financial Accountant, as appropriate, to allow timely decisions regarding required disclosure. Disclosure controls and procedures, no matter how well designed and operated, can only provide reasonable assurance of achieving the desired control objectives.

Management has carried out an evaluation, under the supervision and with the participation of the Executive Chairman and the Group Financial Accountant, of the effectiveness of the disclosure controls and procedures as of December 31, 2015. Based on that evaluation, the Executive Chairman and Group Financial Accountant concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2015.

Management’s Annual Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with international financial reporting standards (IFRS) as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with international financial reporting standards (IFRS) as issued by the International Accounting Standards Board and that receipts and expenditures of the company are being made only in accordance with authorizations of our Board of Directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. In particular, the design of a control system must be considered relative to their costs. Additionally, the design of a control system is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated objectives under all potential future conditions. Due to its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements to the financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) (2013 Framework) Internal Control-Integrated Framework. Based on this assessment, management concluded that the Company’s internal control over financial reporting is effective as of December 31, 2015 under the COSO 2013 Framework.

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to amendments made by the enactment of the Dodd-Frank bill that permit the Company to provide only management’s annual report on internal control over financial reporting in this Annual Report.

Changes in Internal Control over Financial Reporting

There have been no significant changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect internal control over financial reporting during the period covered by this Annual Report.

ITEM 15T.	CONTROLS AND PROCEDURES

Not applicable.

ITEM 16.	RESERVED

Not applicable.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

ITEM 16B.	CODE OF ETHICS

We have adopted a code of ethics that applies to our executive directors and chief financial officer. A copy of this Code of Ethics is available on the Company’s website at www.imtechltd.com.

No waivers to this Code of Ethics were granted to our executive directors or chief financial officer during the fiscal year ended December 31, 2016.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Note applicable.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On December 2, 2015 HKCMCPA Company Limited was appointed as our independent PCAOB audit firm for US reporting purposes. Neither we, nor anyone on our behalf, consulted HKCMCPA Company Limited (“HKCMCPA”) during the two most recent fiscal years and any subsequent interim period prior the engagement of HKCMCPA regarding any of the matters set forth in Item 16F(a)(2)(i) and (ii).

ITEM 16G.	CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.	MINE SAFETY DISCLOSURES

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to furnish financial statements and related information specified in Item 18.

ITEM 18.	FINANCIAL STATEMENTS

18.1	Financial Statements Of Integrated Media Technology Limited for the year ended December 31, 2014, 2015 and 2016

Integrated Media Technology Limited

(Formerly China Integrated Media Corporation Limited)

Financial Statements - Index to Consolidated Financial Statements

18.2	Financial Statements Of Marvel Digital Limited for the year ended March 31, 2015 and the six months ended September 30, 2015

Marvel Digital Limited

Financial Statements - Index to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Integrated Media Technology Limited (Formerly China Integrated Media Corporation Limited)

We have audited the accompanying consolidated statements of financial position of Integrated Media Technology Limited (formerly China Integrated Media Corporation Limited) (the “Company”) and its subsidiaries (collectively, the "Group") as of December 31, 2016 and 2015, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2016 and 2015 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ HKCMCPA COMPANY LIMITED
HKCMCPA COMPANY LIMITED
Certified Public Accountants
Hong Kong, China

March 31, 2017

15/F, Aubin House, 171 &172 Gloucester Road, Wanchai, Hong Kong
Tel: (852) 2573 2296 Fax: (852) 3015 3860	http://www.hkcmcpa.us

INTEGRATED MEDIA TECHNOLOGY LIMITED

(FORMERLY CHINA INTEGRATED MEDIA CORPORATION LIMITED)

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(in Australian dollars, except number of shares)

		Years ended December 31,
	Note	2016 A$	2015 A$	2014 A$
Revenue
Revenue from operating activities	4	13,929,670	6,379,036	594,886
Interest income		2,027	389	2,740
		13,931,697	6,379,425	597,626
Gain on disposal of financial assets at fair value through profit or loss	5	-	507,694	-
Other income	6	107,551	419,580	-
		14,039,248	7,306,699	597,626

Expenses
Cost of sales		(2,027,743)	(2,984,291)	(263,805)
Employee benefit expenses	8	(1,715,687)	(981,621)	(197,599)
Depreciation and amortization expenses	8	(2,147,231)	(383,635)	(124,335)
Loss on disposal of a subsidiary	24(d)	(872)	-	-
Professional and consulting expenses		(300,576)	(391,444)	(163,130)
Loss on financial assets at fair value through profit or loss		-	-	(551,787)
Travel and accommodation expenses		(431,282)	(59,499)	(29,139)
Other operating expenses		(1,728,184)	(506,245)	(167,339)
Finance costs	7	(73,666)	-	-
Total expenses		(8,425,241)	(5,306,735)	(1,497,134)

Profit / (Loss) before income tax	8	5,614,007	1,999,964	(899,508)
Income tax (expenses) / credit	9	(2,018,939)	356,158	-

Profit / (Loss) for the year		3,595,068	2,356,122	(899,508)

Other comprehensive (loss) / income
Items that may be re-classified subsequently to profit or loss:
Foreign currency translation		(326,098)	146,149	368,007

Other comprehensive (loss) / income for the year, net of tax		(326,098)	146,149	368,007

Total comprehensive income / (loss) for the year		3,268,970	2,502,271	(531,501)

Profit / (Loss) for the year attributable to:
Owners of Integrated Media Technology Limited		3,627,757	2,378,276	(899,508)
Non-controlling interests		(32,689)	(22,154)	-

		3,595,068	2,356,122	(899,508)

Total comprehensive income / (loss) for the year attributable to:
Owners of Integrated Media Technology Limited		3,302,453	2,524,409	(531,501)
Non-controlling interests		(33,483)	(22,138)	-

		3,268,970	2,502,271	(531,501)

Overall Operations		Cents	Cents	Cents
Basic and Diluted earnings / (loss) per share	11	4.60	3.90	(1.70)

The above consolidated statements of profit or loss and comprehensive income should be read in conjunction with the accompanying notes.

INTEGRATED MEDIA TECHNOLOGY LIMITED

(FORMERLY CHINA INTEGRATED MEDIA CORPORATION LIMITED)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in Australian dollars, except number of shares)

		December 31,
		2016	2015
		A$	A$
	Note
ASSETS
Current Assets
Cash and bank balances		1,820,994	6,883,196
Inventories	12	1,857,051	698,916
Trade and other receivables	13	8,800,741	992,524
Financial assets at fair value through profit or loss	14	-	-
Other assets	15	2,253,915	788,146
Total Current Assets		14,732,701	9,362,782

Non-Current Assets
Plant and equipment	16	1,065,635	1,672,702
Intangible assets and goodwill	17	24,803,096	25,545,094
Development projects	18	2,880,005	690,889
Total Non-Current Assets		28,748,736	27,908,685

TOTAL ASSETS		43,481,437	37,271,467

LIABILITIES
Current Liabilities
Trade and other liabilities	19	1,654,843	477,618
Trade deposits received		99,866	337,739
Provisions	20	31,331	29,230
Amount due to ultimate holding company	21	2,382,707	875,939
Income tax payable	9	1,069,364	-
Bank overdraft	22	784,029	-
Borrowings	22	447,250	-

Total Current Liabilities		6,469,390	1,720,526

Non-current Liabilities
Amount due to ultimate holding company	21	-	2,694,900
Deferred tax liabilities	9	1,909,030	933,853
Contingent consideration liability	28	20,748,035	20,836,176

Total Non-Current Liabilities		22,657,065	24,464,929

TOTAL LIABILITIES		29,126,455	26,185,455

NET CURRENT ASSETS		8,263,311	7,642,256

NET ASSETS		14,354,982	11,086,012

EQUITY
Issued capital (no par value, 79,301,852 ordinary shares issued and outstanding as of December 31, 2016 and 2015)	25	10,410,279	10,410,279
Foreign currency translation reserve	26	410,326	735,630
Retained earnings / (Accumulated losses)		3,589,998	(37,759)

Equity attributable to the owners of Integrated Media Technology Limited		14,410,603	11,108,150
Non-controlling interests		(55,621)	(22,138)

TOTAL EQUITY		14,354,982	11,086,012

The above consolidated statements of financial position should be read in conjunction with the accompanying notes.

INTEGRATED MEDIA TECHNOLOGY LIMITED

(FORMERLY CHINA INTEGRATED MEDIA CORPORATION LIMITED)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in Australian dollars, except number of shares)

	Attributable to owners of the Company
	Issued Capital	Accumulated Losses	Foreign Currency Translation Reserve	Non-controlling interests	Total
	A$	A$	A$	A$	A$
Balance at January 1, 2014	5,132,475	(1,516,527)	221,490	-	3,837,438
Loss for the year	-	(899,508)	-	-	(899,508)
Other comprehensive income for the year, net of tax	-	-	368,007	-	368,007

Total comprehensive (loss) / income for the year	-	(899,508)	368,007	-	(531,501)

Balance at December 31, 2014	5,132,475	(2,416,035)	589,497	-	3,305,937

	Attributable to owners of the Company
	Issued Capital	Accumulated Losses	Foreign Currency Translation Reserve	Non-controlling interests	Total
	A$	A$	A$	A$	A$
Balance at January 1, 2015	5,132,475	(2,416,035)	589,497	-	3,305,937
Profit/ (loss) for the year	-	2,378,276	-	(22,154)	2,356,122
Other comprehensive income for the year, net of tax	-	-	146,133	16	146,149

Total comprehensive income / (loss) for the year	-	2,378,276	146,133	(22,138)	2,502,271
Issuance of new ordinary shares (Note 25(b))	5,277,804	-	-	-	5,277,804

Balance at December 31, 2015	10,410,279	(37,759)	735,630	(22,138)	11,086,012

	Attributable to owners of the Company
	Issued Capital	(Accumulated Losses) / Retained earnings	Foreign Currency Translation Reserve	Non-controlling interests	Total
	A$	A$	A$	A$	A$
Balance at January 1, 2016	10,410,279	(37,759)	735,630	(22,138)	11,086,012
Profit/ (Loss) for the year	-	3,627,757	-	(32,689)	3,595,068
Other comprehensive loss for the year, net of tax	-	-	(325,304)	(794)	(326,098)

Total comprehensive income / (loss) for the year	-	3,627,757	(325,304)	(33,483)	3,268,970

Balance at December 31, 2016	10,410,279	3,589,998	410,326	(55,621)	14,354,982

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

INTEGRATED MEDIA TECHNOLOGY LIMITED

(FORMERLY CHINA INTEGRATED MEDIA CORPORATION LIMITED)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in Australian dollars, except number of shares)

		Years Ended December 31,
		2016	2015	2014
	Note	A$	A$	A$
Cash flows from operating activities
Profit / (loss) before income tax		5,614,007	1,999,964	(899,508)
Adjustments to reconcile net profit / (loss) to net cash generated from / (used in) operating activities:
Depreciation and amortization		2,147,231	383,635	124,335
Unrealized loss on marketable securities		-	-	551,787
Gain on disposal of financial assets at fair value through profit or loss		-	(507,694)	-
Net cash (outflows) / inflows from changes in working capital	31	(8,970,290)	1,001,290	664,575

Net cash (used in) / provided by operating activities		(1,209,052)	2,877,195	441,189

Cash flows from investing activities
Proceeds from disposal of plant and equipment		-	52,341	158,925
Proceeds from disposal of financial assets at fair value through profit or loss		-	1,121,827	-
Net cash acquired from acquisition of subsidiaries		-	871,070	-
Acquisition of plant and equipment		(427,596)	(77,377)	(4,187)
Payments for intangible assets		(1,089,357)	-	-
Development expenditure		(2,528,308)	(235,268)	-

Net cash (used in) / provided by investing activities		(4,045,261)	1,732,593	154,738

Cash flows from financing activities
Repayment of advances to related parties		(891,957)	(90,464)	-
Proceeds from bank borrowings		447,250	-	-

Net cash used in financing activities		(444,707)	(90,464)	-

Net (decrease) / increase in cash and cash equivalents		(5,699,020)	4,519,324	595,927
Effect of exchange rate changes on cash and cash equivalents		(147,211)	136,157	209,031
Cash and cash equivalents at the beginning of financial year		6,883,196	2,227,715	1,422,757

Cash and cash equivalents at the end of financial year		1,036,965	6,883,196	2,227,715

Analysis of cash and cash equivalents:
Cash and bank balances		1,820,994	6,883,196	2,227,715
Bank overdraft		(784,029)	-	-
Cash and cash equivalents		1,036,965	6,883,196	2,227,715

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

INTEGRATED MEDIA TECHNOLOGY LIMITED

(FORMERLY CHINA INTEGRATED MEDIA CORPORATION LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Australian dollars, unless otherwise noted)

NOTE 1. REPORTING ENTITY

The consolidated financial report covers the entity of Integrated Media Technology Limited (“IMT”) (formerly know as “China Integrated Media Corporation Limited”) and its controlled entities for the years ended December 31, 2016, 2015 and 2014 which were authorized for issue by the Board of Directors on March 31, 2017. IMT is a for profit public company limited by shares, incorporated and domiciled in Australia whose shares are publicly traded on the Australian Securities Exchange. IMT is an investment holding company and its subsidiaries carry out the business of the Group in Australia, Hong Kong and China.

The Company and its subsidiaries are referred to as the “Group”.

On October 18, 2016, the Company approved to change its name to “Integrated Media Technology Limited”.

The consolidated financial statements of the Group are presented in Australian Dollars (“A$”), unless otherwise stated.

NOTE 2. BASIS OF ACCOUNTING

The consolidated financial statements are general purpose financial report that have been prepared in accordance with Australian Accounting Standards (“AASBs”), including Australian Accounting Interpretations, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001 as appropriate for for-profit entities. The consolidated financial statements also comply with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the material accounting policies adopted by the Group in the preparation of the consolidated financial statements. The accounting policies have been consistently applied, unless otherwise stated.

(a) Basis of Preparation

The consolidated financial statements have been prepared on the accrual basis and are based on historical costs modified by the revaluation of selected non-current assets, financial assets and financial liabilities for which the fair value basis of accounting has been applied.

(b) Principles of Consolidation

The consolidated financial statements comprise the financial statements of IMT and its subsidiaries as at December 31, 2016 (the "Group"). Subsidiaries are consolidated from the date on which control is transferred to the Group and are deconsolidated from the date that control ceases. A list of the controlled entities as at December 31, 2016 is disclosed in Note 23 to the consolidated financial statements. Other than Marvel Digital Limited and Visumotion International Limited, all other controlled entities have a December 31 financial year end.

All inter-company balances and transactions between entities within the Group, including any unrealized profits or losses, have been eliminated upon consolidation.

Non-controlling interest in the results and equity of subsidiaries are shown separately in the consolidated statement of profit or loss and other comprehensive income and consolidated statement of financial position of the Group. Losses incurred by the Group are attributed to the non-controlling interest in full, even if that results in a deficit balance.

(c) Business Combination

The Group accounts for business combinations using the acquisition method when control is transferred to the Group. The consideration transferred by the Company to obtain control of a subsidiary is calculated as the sum of the acquisition-date fair values of assets transferred, liabilities incurred and the equity interests issued by the Company, which includes the fair value of any asset or liability arising from a contingent consideration arrangement. Acquisition costs are expensed as incurred, except if related to the issue of debt or equity securities.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c) Business Combination (Continued)

The Company recognizes identifiable assets acquired and liabilities assumed in a business combination regardless of whether they have been previously recognized in the acquiree’s financial statements prior to the acquisition. Assets acquired and liabilities assumed are generally measured at their acquisition-date fair values.

Goodwill is stated after separate recognition of identifiable intangible assets. It is calculated as the excess of the sum of: (a) fair value of consideration transferred, (b) the recognized amount of any non-controlling interest in the acquire, and (c) acquisition-date fair value of any existing equity interest in the acquiree, over the acquisition-date fair values of identifiable net assets.

Any contingent consideration to be transferred by the acquirer is recognized at acquisition-date fair value. Subsequent adjustments to consideration are recognized against goodwill only to the extent that they arise from new information obtained within the measurement period (a maximum of 12 months from the acquisition date) about the fair value at the acquisition date. All other subsequent adjustments to contingent consideration classified as an asset or a liability are recognized in profit or loss.

(d) Income Tax

The charge for current income tax is based on the profit for the year adjusted for any non-assessable or disallowed items. It is calculated using the tax rates that have been enacted or are substantially enacted by the end of the reporting period.

Deferred tax assets and liabilities are recognized for all temporary differences, between carrying amounts of assets and liabilities for financial reporting purposes and their respective tax bases, at the rates expected to apply when the assets are recovered or liabilities settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction. No deferred income tax will be recognized from the initial recognition of an asset or liability, excluding a business combination, where there is no effect on accounting or taxable profit or loss.

Current and deferred tax balances relating to amounts recognized directly in other comprehensive income and equity are recognized directly in other comprehensive income or equity, respectively.

Deferred income tax assets are recognized to the extent that it is probable that future tax profits will be available against which deductible temporary differences can be used.

The amount of benefits brought to account or which may be realized in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the Group will derive sufficient future assessable income to enable the benefit to be realized and comply with the conditions of deductibility imposed by the law.

(e) Intangible Assets

(i)	Acquired both separately and from a business combination

Purchased intangible assets are initially measured at cost. The cost of an intangible asset acquired in a business combination is its fair value as at the date of acquisition. Following initial recognition, intangible assets are measured at cost less any accumulated amortization and any accumulated impairment losses. Intangible assets with finite lives are amortized over the useful life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at each financial year end. Intangible assets, excluding development costs, created within the business are not capitalized and expenditure is charged against profits in the period in which the expenditure is incurred.

(ii)	Autostereoscopic 3D display technologies and knowhow

The autostereoscopic 3D display technologies and knowhow acquired in the business combination is measured at fair value as at the date of acquisition. These costs are amortized over the estimated useful life of 8 years and are tested for impairment where an indicator of impairment exists. The useful lives are also examined on an annual basis and adjustments, where applicable, are made on a prospective basis. Please refer to Note 17 for impairment review of these autostereoscopic 3D display technologies and knowhow.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e) Intangible Assets (continued)

(iii)	Research and development costs

An intangible asset arising from development expenditure on an internal technology project is recognized only when the Group can demonstrate the technical feasibility of completing the intangible asset or technology so that it will be available for application in existing or new products or for sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development, the ability to measure reliably the expenditure attributable to the intangible asset during its development and the ability to use the tangible asset generated. For labour costs, all research and development member salaries that are directly attributable to the technology project are capitalized. Administrative staff and costs are recognized in the profit or loss instead of capitalizing this portion of costs. Following the initial recognition of the development expenditure, the cost model is applied requiring the asset to be carried at cost less any accumulated impairment losses. The amortization rate of these intangible assets was determined on the basis of the estimated useful life from the time that the relevant asset is taken into use.

(iv)	Intellectual property

Expenditure incurred on patents, trademarks or licenses are capitalized from the date of application. They have a definite useful life and are carried at cost less accumulated amortization. They are amortized only after the patent has been issued, using the straight line method over their estimated useful lives for a period of 8 to 15 years.

(v)	Computer software

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over their estimated useful lives (2-5 years). Costs associated with maintaining computer software programmes are recognized as an expense when incurred.

(f) Inventories

Finished goods are stated at the lower of cost and net realizable value on a 'first in first out' basis. Cost comprises direct materials and delivery costs, import duties and other taxes. Costs of purchased inventories are determined after deducting rebates and discounts received or receivable. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.

(g) Leases

Leases of fixed assets where substantially all the risks and benefits incidental to the ownership of the asset, but not the legal ownership that are transferred to the entities in the Group are classified as finance leases.

Lease payments for operating lease, where substantially all the risks and benefits remain with the lessor, are charged as expenses on a straight line basis unless another method is more representative of the pattern to the users benefit.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h) Impairment of Assets

At each reporting date, the Group reviews the carrying values of its tangible and intangible assets to determine whether there is any indication that those assets have been impaired. If such an indication exists, the recoverable amount of the assets, being the higher of the asset’s fair value less costs to sell and value in use, is compared to the asset’s carrying value. Any excess of the asset’s carrying value over its recoverable amount is expensed in profit or loss.

Impairment testing is performed annually for goodwill and intangible assets with indefinite lives.

Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belong.

(i) Investments and Other Financial Assets

(i)	Recognition

Financial instruments are initially measured at costs on trade date, which includes transaction costs, when the related contractual rights or obligations exist. Subsequent to initial recognition these instruments are measured as set out below.

(ii)	Financial assets at fair value through profit and loss

A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designed by management and within the requirements of IFRS 39: Recognition and Measurement of Financial Instruments. Derivatives are also categorized as held for trading unless they are designated as hedges. Realized and unrealized gains and losses arising from changes in the fair value of these assets are recognized in profit or loss in the period in which they arise.

(iii)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determined payments that are not quoted in an active market and are stated at amortized costs using the effective interest rate methods.

(iv)	Financial liabilities

Non-derivative financial liabilities are recognized at amortized costs, comprising original debt less principal payments and amortization.

(v)	Fair value

Fair value is determined based on current bid prices for all quoted investments.

(vi)	Impairment

At each reporting date the Group assesses whether there is any objective evidence that a financial instrument has been impaired. Impairment losses are recognized in profit or loss.

(j) Trade deposits

Trade deposits are payments in advance to suppliers of equipment, products and services, which are initially recognised at fair value and thereafter stated at amortised cost using the effective interest method less impairment losses, except where the effect of discounting would be immaterial.

(k) Plant and Equipment

Items of plant and equipment are measured at cost less accumulated depreciation and impairment losses.

The carrying amount of plant and equipment is reviewed annually by the directors to ensure it is not in excess of the recoverable amount from those assets. The recoverable amount is assessed on the basis of the expected net cash flows that will be received from the asset’s employment and subsequent disposal. The expected net cash flows have been discounted to their present values in determining recoverable amounts.

The depreciable amount of all fixed assets are depreciated over their estimated useful lives to the Group commencing from the time the assets is held ready for use.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(k) Plant and Equipment (Continued)

Depreciation is calculated on a straight-line basis to write the net cost of each item of plant and equipment over their expected useful lives. The depreciation rates used for each class of depreciable assets are generally as follows:

Class of fixed assets	Depreciation rate

Leasehold Improvements	3-5 years
Office Furniture and Equipment	3-5 years

Gains and losses on disposal are determined by deducting the net book value of the assets from the proceeds of sale and are booked to the profit or loss in the year of disposal.

(l) Foreign Currency Translation

The functional currency of each of the Group’s entities is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in Australian dollars which is the parent entity’s functional and presentation currency.

Foreign currency transactions

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Amount receivable and payable in foreign currencies at the end of the reporting period are converted at the rates of exchange ruling at that date.

The gains and losses from conversion of short term assets and liabilities, whether realized or unrealized, are included in profit or loss as they arise.

Foreign operations

The assets and liabilities of foreign operations are translated into Australian dollars using the exchange rates at the end of the reporting period. The revenues and expenses of foreign operations are translated into Australian dollars using the average exchange rates, for the period. All resulting foreign exchange differences are recognized in other comprehensive income through the foreign currency translation reserve.

(m) Trade and Other Receivables

Trade receivables are recognized at original invoice amounts less an allowance for uncollectible amounts and have repayment terms between 30 and 90 days. Collectability of trade receivables is assessed on an ongoing basis. Debts which are known to be uncollectible are written off. An allowance is made for doubtful debts where there is objective evidence that the Group will not be able to collect all amounts due according to the original terms. Objective evidence of impairment includes financial difficulties of the debtor, default payments or debts more than 30 days overdue. On confirmation that the trade receivable will not be collectible the gross carrying value of the asset is written off against the associated provision.

(n) Trade and Other Payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of the financial year which are unpaid. The amounts are unsecured and are paid on normal commercial terms.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(o) Borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities, which are not an incremental cost relating to the actual draw-down of the facility, are recognized as prepayments and amortized on a straight-line basis over the term of the facility.

Borrowings are removed from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of the financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in other income or other expenses.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the end of the reporting period.

(p) Borrowing Costs

Borrowing costs incurred for the construction of a qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use or sale. Other borrowing costs are expensed.

(q) Employee Benefits

Short-term employee benefit obligations

Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled wholly within 12 months after the end of the reporting period are recognized in other liabilities in respect of employees' services rendered up to the end of the reporting period and are measured at amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognized when leave is taken and measured at the actual rates paid or payable.

Other long-term employee benefit obligations

Liabilities for long service leave and annual leave are not expected to be settled wholly within 12 months after the end of the reporting period. They are recognized as part of the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees to the end of the reporting period using the projected unit credit method. Consideration is given to expect future salaries and wages levels, experience of employee departures and periods of service. Expected future payments are discounted using national corporate bond rates at the end of the reporting period with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

Regardless of when settlement is expected to occur, liabilities for long service leave and annual leave are presented as current liabilities in the statement of financial position if the entity does not have an unconditional right to defer settlement for at least 12 months after the end of the reporting period.

(r) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and call deposits with banks or financial institutions and net of bank overdrafts.

(s) Revenue

Revenue comprises the fair value for the sale of goods and services, excluding goods and services tax, rebates and discounts. The Company recognizes revenue when the amount of revenue can be reliably measured when it is probable that future economic benefits will flow to the entity and when specific criteria have been met for each of the company’s activities.

Sale of Products

Revenue from sale of 3D autostereoscopic displays, conversion equipment, software, technology solutions and related 3D products is recognized when the significant risks and rewards of ownership have passed to the buyer and can be reliably measured. Risks and rewards are considered passed to the buyer when goods have been delivered to the customer. For the products which are technically innovative, highly customized or require complex installation, revenue is recognized where the customer has completed its acceptance procedures.

Sale of Services

Sales of services are recognized in the accounting period in which the services are rendered by reference to completion of the specific transaction assessed on the basis of the actual service provided as proportion of the total services to be provided.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(s) Revenue (Continued)

Interest Income

Revenue is recognized as interest accrues using the effective interest method.

(t) Sales Taxes

Revenues, expenses and assets are recognized net of the amount of goods and services tax (“GST”) or valued-added tax (“VAT”), except where the amount of GST or VAT incurred is not recoverable from the Australian Taxation Office or taxation authorities in other jurisdictions. In these circumstances, the GST or VAT is recognized as part of the cost of acquisition of the assets or as part of an item of expense. Receivables and payables in the consolidated statement of financial position are shown inclusive of GST or VAT.

Cash flows are included in the consolidated statement of cash flows on a gross basis and the GST or VAT component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

(u) Earnings Per Share

(i) Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

(ii) Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

(v) Issued Capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options for the acquisition of a business are not included in the cost of the acquisition as part of the purchase consideration.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(w) Fair Value

Fair values may be used for financial asset and liability measurement and for sundry disclosures.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is based on the presumption that the transaction takes place either in the principal market for the asset or liability or, in the absence of a principal market, in the most advantageous market. The principal or most advantageous market must be accessible to, or by, the Group.

Fair value is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their best economic interest.

The fair value measurement of a non-financial asset takes into account the market participant's ability to generate economic benefits by using the asset at its highest and best use or by selling it to another market participant that would use the asset at its highest and best use.

In measuring fair value, the Group uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

(x) New, Revised or Amending Accounting Standards and Interpretations

(i)	The Group has applied the following standards and amendments for first time in their annual reporting period commencing January 1, 2016:

·           Investment Entities – Amendments to IFRS 10, IFRS 12 and IAS 27

These amendments provide an exception to the consolidation requirement for entities that meet the definition of an investment entity under IFRS 10 Consolidated Financial Statements and must be applied retrospectively, subject to certain transition relief. The exception to consolidation requires investment entities to account for subsidiaries at fair value through profit or loss. These amendments have no impact on the Group, since none of the entities in the Group qualified to be an investment entity under IFRS 10.

·           Amendments to IFRS 36 – Recoverable Amount Disclosures for Non-Financial Assets

The amendments include the requirement to disclose additional information about the fair value measurement when the recoverable amount of impaired assets is based on fair value less costs of disposal. This amendment has resulted in increased disclosures in the Group’s consolidated financial statements.

·           Offsetting Financial Assets and Financial Liabilities – Amendments to IFRS 32

These amendments clarify the meaning of “currently has a legally enforceable right to set-off” and the criteria for non-simultaneous settlement mechanisms of clearing houses to qualify for offsetting and is applied retrospectively. These amendment have no impact on the Group, since none of the entities in the Group has any offsetting arrangements.

·           Interpretation 21 Accounting for Levies

Interpretation 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers the payment, as identified by the relevant legislation, occurs. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability should be anticipated before the specified minimum threshold is reached. Retrospective application is required for IFRIC 21. This interpretation has no impact on the Group as it has applied the recognition principles under IFRS 37 Provisions, Contingent Liabilities and Contingent Assets consistent with the requirements of IFRIC 21 in prior years.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(x) New, Revised or Amending Accounting Standards and Interpretations (Continued)

(ii)	New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations issued by the IASB which are not yet mandatorily application to the Group have not been applied in preparing these consolidated financial statements. Those which may be relevant to the Group are set out as below. The Group does not plan to adopt these standards early.

·	IFRS 9 Financial Instruments and associated Amending Standards (applicable to annual reporting period commencing January 1, 2018)

The Standard will be applicable retrospectively (subject to the comment on hedge accounting below) and includes revised requirements for the classification and measurement of financial instruments, revised recognition and derecognition requirements for financial instruments and simplified requirements for hedge accounting.

Key changes made to this standard that may affect the Group on initial application include certain simplifications to the classification of financial assets, simplifications to the accounting of embedded derivatives, and the irrecoverable election to recognize gains and losses on investments in equity instruments that are not held for trading in other comprehensive income.

Although the Directors anticipate that the adoption of IFRS 9 may have an impact on the Group’s financial instruments it is impractical at the stage to provide a reasonable estimate of such impact.

(y) Critical Accounting Judgments, Estimates and Assumptions

The preparation of the consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts in the consolidated financial statements. Management continually evaluates its judgments and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgments, estimates and assumptions on historical experience and on other various factors, including expectations of future events, management believes to be reasonable under the circumstances. The resulting accounting judgments and estimates will seldom equal the related actual results. The judgments, estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(i)	Goodwill

The goodwill included in the consolidated financial statements was arised from the acquisition of Marvel Digital Limited. Determining whether goodwill is impaired requires as estimation of the value in use of the cash generating unit (CGU) to which goodwill have been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the CGU and a suitable discount rate in order to calculate the present value. Where the actual future cash flows are less than expected, a material impairment loss may arise. At the end of the reporting year, the carrying amount of goodwill is $14,256,751 (2015: $14,307,935). Details of the recoverable amount calculations are disclosed in note 17.

(ii)	Valuation of contingent consideration

The contingent consideration to be transferred by the acquirer is recognized at acquisition-date fair value. The fair value of contingent consideration was based on an independent valuation which is determined by using the discounted cash flow method on the probability-weighted financial projection of MDL for the period from October 1, 2015 to September 30, 2017 and is under level 3 fair value adjustment which involve significant estimates and judgements from the management

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(y) Critical Accounting Judgments, Estimates and Assumptions (continued)

(iii)	Provision for impairment of receivables

The provision for impairment of receivables assessment requires a degree of estimation and judgment. The level of provision is assessed by taking into account the recent sales experience, the ageing of receivables, historical collection rates and specific knowledge of the individual debtor’s financial position. Refer to Note 13 for further details.

(iv)	Estimation of useful lives of assets

The Group determines the estimated useful lives and related depreciation and amortization charges for its plant and equipment and finite life intangible assets. The useful lives could change significantly as a result of technical innovations or some other events. The depreciation and amortization charge will increase where the useful lives are less than previously estimated lives, or technically obsolete or non-strategic assets that have been abandoned or sold will be written off or written down. Refer to Note 3(e) and 3(k) for further details.

(v)	Income tax

The Group is subject to income taxes in the jurisdictions in which it operates. Significant judgment is required in determining the provision for income tax and in assessing whether deferred tax assets and certain deferred tax liabilities are recognized in the consolidated statement of financial position. Deferred tax assets, including those arising from unrecouped tax losses, capital losses and temporary differences, are recognized only where it is considered more likely than not that they will be recovered, which is dependent on the generation of sufficient future taxable profits. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. In addition, there are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Group recognizes liabilities for anticipated tax audit issues based on the Group’s current understanding of the tax law. Where the final tax outcome of these matters is different from the carrying amounts, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

Judgements are also required about the application of income tax legislation. These judgements and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognized in the statement of financial position and the amount of other tax losses and temporary differences not yet recognized. In such circumstances, some or all of the carrying amounts of recognized deferred tax assets and liabilities may require adjustments, resulting in a corresponding credit or charge to the statement of comprehensive income.

(vi)	Capitalized technology development expenditure in intangibles

In determining which technology development expenditure may be capitalized the Group applies judgement to distinguish those costs which have a direct relationship to the criteria for capitalization described in accounting policy Note 3(e), from those which should be expensed in the period incurred. This involves evaluating the nature of work performed by staff as well as universities, educational and professional institutions, third party consultants and contractors, and in many cases includes a judgemental apportionment of costs.

(vii)	Impairment of non-financial assets

The Group assesses impairment of all assets (including intangible assets) at each reporting date by evaluating conditions specific to the Group and to the particular asset that may lead to impairment. These include product, technology, economic and political environments and future product expectations. If an impairment trigger exists the recoverable amount of the asset is determined. Given the current uncertain economic environment management considered that the indicators of impairment were significant enough and as such these assets have been tested for impairment in this financial period. Refer to Note 3(h) for details regarding the method and assumptions used.

NOTE 4. REVENUE AND SEGMENT INFORMATION

	Consolidated
	December 31, 2016 A$	December 31, 2015 A$	December 31, 2014 A$
Development, sales and distribution of 3D autostereoscopic products and conversion equipment	4,732,626	4,749,789	-
Sales of software and technology solutions	9,085,792	-	-
Sales and distribution of audio products	111,045	1,563,987	-
Provision of consultancy and other services	207	65,260	594,886

	13,929,670	6,379,036	594,886

Operating segments have been determined on the basis of reports reviewed by the executive director. The executive director is considered to be the chief operating decision maker of the Group. The executive director considers that the Group has assessed and allocated resources on this basis. The executive director considers that the Group has four operating segments for the year ended December 31, 2016 (2015: four and 2014: one), being (1) the development, sale and distribution of autostereoscopic 3D displays, conversion equipment, software and others, (2) sale and distribution of audio products, (3) provision of consultancy services and (4) corporate.

Segment information for the reporting period is as follows:

For the year ended December 31, 2016	Development, sale and distribution of 3D displays, conversion equipment, software and others A$	Sales and distribution of audio products A$	Consultancy services A$	Corporate A$	Total A$
Revenue
Revenue from operating activities	13,818,418	111,045	207	-	13,929,670
Interest income	1,856	11	6	154	2,027
Other income	100,374	7,177	-	-	107,551
Segment Revenue	13,920,648	118,233	213	154	14,039,248

Cost of sales	1,928,904	97,504	1,335	-	2,027,743
Employee benefit expenses	1,002,040	44,822	611,825	57,000	1,715,687
Depreciation and amortization expenses	2,035,365	14,322	97,544	-	2,147,231
Loss on disposal of a subsidiary	-	-	-	872	872
Professional and consulting expenses	129,636	1,813	56,653	112,474	300,576
Travel and accommodation expenses	352,926	5,924	39,470	32,962	431,282
Other operating expenses	1,414,558	112,449	87,152	114,025	1,728,184
Finance costs	73,666	-	-	-	73,666
Segment expenses	6,937,095	276,834	893,979	317,333	8,425,241
Segment operating profit / (loss)	6,983,553	(158,601)	(893,766)	(317,179)	5,614,007

Segment assets 2016	21,117,152	73,108	297,280	21,993,897	43,481,437
Segment liabilities 2016	6,811,574	17,453	174,182	22,123,246	29,126,455

NOTE 4. REVENUE AND SEGMENT INFORMATION (Continued)

For the year ended December 31, 2015	Development, sale and distribution of 3D displays, conversion equipment, software and others A$	Sales and distribution of audio products A$	Consultancy services A$	Corporate A$	Total A$
Revenue
Revenue from operating activities	4,749,789	1,559,199	65,260	4,788	6,379,036
Interest income	-	-	349	40	389
Gain on disposal of financial assets	-	-	-	507,694	507,694
Other income	260,336	159,244	-	-	419,580
Segment Revenue	5,010,125	1,718,443	65,609	512,522	7,306,699

Cost of sales	1,716,370	1,263,707	-	4,214	2,984,291
Employee benefit expenses	161,521	266,826	547,600	5,674	981,621
Depreciation and amortization expenses	187,236	76,771	119,628	-	383,635
Professional and consulting expenses	-	52,804	287,640	51,000	391,444
Travel and accommodation expenses	27,799	4,933	17,920	8,847	59,499
Other operating expenses	287,788	10,950	62,852	144,655	506,245
Segment expenses	2,380,714	1,675,991	1,035,640	214,390	5,306,735
Segment operating profit / (loss)	2,629,411	42,452	(970,031)	298,132	1,999,964

Segment assets 2015	20,674,571	166,863	2,080,392	14,349,641	37,271,467
Segment liabilities 2015	5,214,794	2,740	78,583	20,889,338	26,185,455

For the year ended December 31, 2014	Development, sale and distribution of 3D displays, conversion equipment, software and others A$	Sales and distribution of audio products A$	Consultancy and other services A$	Corporate A$	Total A$
Revenue
Revenue from operating activities	-	-	594,886	-	594,886
Interest income	-	-	2,740	-	2,740
Segment Revenue	-	-	597,626	-	597,626

Cost of sales	-	-	263,805	-	263,805
Employee benefit expenses	-	-	194,761	2,838	197,599
Depreciation and amortization expenses	-	-	123,591	744	124,335
Professional and consulting expenses	-	-	110,530	52,600	163,130
Loss on financial assets at fair value through profit or loss	-	-	-	551,787	551,787
Travel and accommodation expenses	-	-	27,067	2,072	29,139
Other operating expenses	-	-	52,791	114,548	167,339
Segment expenses	-	-	772,545	724,589	1,497,134
Segment operating loss	-	-	(174,919)	(724,589)	(899,508)

Segment assets 2014	-	-	3,389,249	3,104	3,392,353
Segment liabilities 2014	-	-	65,190	21,226	86,416

The geographic information analyses the Group’s revenue and non-current assets by the Company’s country of domicile and other countries. In presenting the geographic information, segment revenue has been based on the geographic location of customers and segment assets were based on the geographic location of the assets.

NOTE 4. REVENUE AND SEGMENT INFORMATION (Continued)

Revenue by geographic location

The Group’s operations are located in the PRC and Hong Kong. The following table provides an analysis of the Group’s sales by geographical markets based on locations of customers:

	Consolidated
	December 31, 2016 A$	December 31, 2015 A$	December 31, 2014 A$
Australia	154	4,788	-
Hong Kong	5,507,684	1,184,922	594,886
China	8,421,986	5,189,326	-

	13,929,670	6,379,036	594,886

Non-current assets by geographic location

	Consolidated
	December 31, 2016 A$	December 31, 2015 A$	December 31, 2014 A$
Australia	14,256,752	14,307,935	-
Hong Kong	13,060,972	13,060,229	275,436
China	1,465,012	540,521	-

	28,748,736	27,908,685	275,436

Major customers

For the year ended December 31, 2016, the Group has five individual customers (2015 and 2014: 4 and 4 respectively) with revenues comprising more than 10% of Group’s revenues and their respective receivables due from these customers are disclosed below:

	Consolidated
	December 31, 2016		December 31, 2015		December 31, 2014
	Percentage of Revenue	Balance due A$	Percentage of Revenue	Balance due A$	Percentage of Revenue	Balance due A$
Customer A	37%	5,309,526	-	-	-	-
Customer B	15%	-	-	-	-	-
Customer C	12%	1,301,381	-	-	-	-
Customer D	12%	378,673	-	-	-	-
Customer E	10%	299,046	-	-	-	-
Customer F	-	-	26%	138,147	-	-
Customer G	-	-	21%	182,744	-	-
Customer H	-	-	20%	-	-	-
Customer I	-	-	10%	-	-	-
Customer J	-	-	-	-	39%	-
Customer K	-	-	-	-	29%	222,427
Customer L	-	-	-	-	14%	-
Customer M	-	-	-	-	13%	-

NOTE 5. GAIN ON DISPOSAL OF FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

The gain on disposal of financial assets for the year ended December 31, 2015 represented the sales of our investment in the ordinary shares of a company quoted on the OTC Market in the United States. As at December 31, 2016, the Group did not hold any financial assets at fair value through profit or loss.

NOTE 6. OTHER INCOME

	Consolidated
	December 31, 2016 A$	December 31, 2015 A$	December 31, 2014 A$
Design services income	-	159,244	-
Sundry income	107,551	260,336	-
	107,551	419,580	-

NOTE 7. FINANCE COSTS

	Consolidated
	December 31, 2016 A$	December 31, 2015 A$	December 31, 2014 A$
Bank overdraft and borrowing interest	1,245	-	-
Interest a related party loan	72,421	-	-
	73,666	-	-

NOTE 8. PROFIT / (LOSS) BEFORE INCOME TAX

	Consolidated
	December 31, 2016 A$	December 31, 2015 A$	December 31, 2014 A$
Employee benefit expenses:
- Wages and salaries	2,505,964	1,061,471	181,522
- Defined contribution superannuation plan expenses	86,515	20,641	13,238
- Less: Labor cost allocated to development projects	(925,792)	(132,947)	-
- Non-executive directors’ remuneration	49,000	32,456	2,839
Total employee benefit expenses	1,715,687	981,621	197,599

Depreciation and amortization of non-current assets:
- Office furniture and equipment	382,789	207,891	41,473
- Leasehold improvements	360,778	170,220	82,862
- Intangible assets	1,403,664	5,524	-
Total depreciation and amortization	2,147,231	383,635	124,335

NOTE 8. PROFIT / (LOSS) BEFORE INCOME TAX (Continued)

	Consolidated
	December 31, 2016 A$	December 31, 2015 A$	December 31, 2014 A$
Loss on financial assets at fair value through profit or loss	-	-	551,787

Other operating expenses
- Auditors’ remuneration for:
- Audit and review of financial statements
- auditor of the Group in Australia	37,500	29,499	33,260
- auditors of the subsidiaries in Hong Kong and China	1,627	2,077	3,456
- auditor of the Group for PCAOB audit	7,105	42,092	-

Total auditors’ remuneration	46,232	73,668	36,716

- Communication and telephone	81,297	25,603	4,511
- Exhibition and marketing expenses	257,012	38,690	-
- Exchange losses	100,950	16,621	24,240
- Rental expense on operating lease	370,423	155,365	16,820
- Administrative and office expenses	872,270	196,298	85,052
Total other operating expenses	1,728,184	506,245	167,339

NOTE 9. INCOME TAX (EXPENSES) / CREDIT

	Consolidated
	December 31, 2016 A$	December 31, 2015 A$	December 31, 2014 A$
Current tax expense	(1,052,266)	-	-
Deferred tax (expense) / benefit	(966,673)	356,158	-
Over / (under) provision for prior years	-	-	-
Income tax (expenses) / credit	(2,018,939)	356,158	-

(a)	The prima-facie tax on profit / (loss) before income tax is reconciled to the income tax (expenses) / credit as follows:

	Consolidated
	December 31, 2016 A$	December 31, 2015 A$	December 31, 2014 A$
Numerical reconciliation of income tax expense to prima facie tax payable
Profit / (Loss) before income tax expense	5,614,007	1,999,964	(899,508)

Income tax (expense) / credit on profit / (loss) before income tax at 30%	(1,684,202)	(599,989)	269,852
Difference in overseas tax rates	312,313	119,654	(98,322)
Add / (less) the tax effect of:
Recognition of tax effect of previously unrecognized tax losses and temporary differences	-	1,059,090	-
Utilisation of previously unrecognized tax losses	-	594,049	-
Utilisation of tax losses during the year	(500,971)	-	-
Tax losses and temporary differences for the year for which no deferred tax is recognized	(146,079)	(816,646)	(171,530)
Income tax (expenses) / credit	(2,018,939)	356,158	-

NOTE 9. INCOME TAX (EXPENSES) / CREDIT (Continued)

(b)	Deferred tax assets / (liabilities) arising from temporary differences and unused tax losses can be summarized as follows:

	Consolidated
	December 31, 2016 A$	December 31, 2015 A$
Balance brought forward	(933,853)	-
Accelerated depreciation allowances	(501,510)	(427,634)
Temporary differences on disposed / (acquired) intangible assets	35,808	(1,290,011)
Unused tax losses	(500,971)	783,792
Exchange difference	(8,504)	-
Total	(1,909,030)	(933,853)

(c)	Income tax payable in the consolidated statement of financial position represents:

	Consolidated
	December 31, 2016 A$	December 31, 2015 A$
Provision for income tax for the year	(1,052,266)	-
Exchange difference	(17,098)	-
Total	(1,069,364)	-

NOTE 10. DIVIDENDS

No dividends were declared and paid during the financial year (2015 and 2014: Nil).

NOTE 11. EARNINGS / (LOSS) PER SHARE

	Consolidated
	December 31, 2016 A$	December 31, 2015 A$	December 31, 2014 A$
Profit / (loss) after income tax attributable to shareholders	3,627,757	2,378,276	(899,508)
Number of ordinary shares	79,301,852	79,301,852	52,912,833
Weighted average number of ordinary shares on issue	79,301,852	59,764,271	52,912,833
Basic and diluted earnings / (loss) per share	4.6 cents	3.9 cents	(1.7) cents

NOTE 12. INVENTORIES

Inventories consist of the following:

	Consolidated
	December 31, 2016 A$	December 31, 2015 A$
Raw materials	948,491	523,489
Finished goods – displays and other products	996,746	175,427
Provision for inventories obsolescence	(88,186)	-
Total, net of allowance for inventories	1,857,051	698,916

NOTE 13. TRADE AND OTHER RECEIVABLES

	Consolidated
	December 31, 2016 A$	December 31, 2015 A$
Trade receivables	8,612,576	703,792
Other receivables	188,165	288,732
	8,800,741	992,524
Less: Allowances for doubtful debts	-	-
	8,800,741	992,524

NOTE 13. TRADE AND OTHER RECEIVABLES (Continued)

(a) Ageing Analysis

The ageing analysis of trade receivables is as follows:

	Consolidated
	December 31, 2016 A$	December 31, 2015, A$
Current	7,897,623	703,792

Past due
61 -90 days	-	-
> 91 days	714,953	-
	714,953	-
	8,612,576	703,792

The increase in trade receivable balance as at December 31, 2016 was primarily attributable to sales of 2D to 3D conversion equipment, software and technology solutions in the fourth quarter of 2016.

Included in trade receivable balance was one customer with outstanding receivable of $378,673 who was granted with credit terms for payment under four equal quarterly instalments in May, August, November 2016 and February 2017. The outstanding balance was therefore regarded as current receivables in the above ageing analysis. The Group has granted another customer in respect of technology solution and software sales with a credit term of 270 days. The outstanding balance due from this customer was $5,309,526 as at 31 December 2016 and of which $4,993,099 was current receivables.

 (b) Trade receivables which are past due but not impaired

Included in the Group’s trade receivable balance are debtors with an aggregate carrying amount of $714,953 (2015: Nil) which are past due at the end of the reporting period for which the Group has not made provision for impairment loss.

The carrying value of trade receivables is considered reasonable approximation of fair value to the short term nature of the balance.

The maximum exposure to credit risk at the reporting date is the fair value of each class of receivables in the consolidated financial statements. Refer to Note 29(f) for further details of credit risk management.

NOTE 14. FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

Consolidated
	December 31, 2016 A$	December 31, 2015 A$
Ordinary shares – quoted on the OTC Market in the United States	-	-

Reconciliation of the fair values at the beginning and end of the current and previous financial year are set out below:

	Consolidated
	December 31, 2016 A$	December 31, 2015 A$
Opening fair value	-	614,133
Exchange gain	-	-
Disposal	-	(614,133)
Devaluation	-	-
	-	-

NOTE 15. OTHER ASSETS

	Consolidated
	December 31, 2016 A$	December 31, 2015 A$
Prepayments	280,325	76,067
Trade deposits	1,819,648	410,910
Other deposits	151,869	296,899
GST receivable	2,073	4,270
	2,253,915	788,146

NOTE 16. PLANT AND EQUIPMENT

	Consolidated
	Leasehold Improvements A$	Office Furniture and Equipment A$	Total A$
At January 1, 2015
Cost	325,317	135,390	460,707
Accumulated depreciation	(113,307)	(71,964)	(185,271)

Net book amount	212,010	63,426	275,436

Year ended December 31, 2015
Opening net book amount	212,010	63,426	275,436
Additions	-	77,377	77,377
Disposals	(52,327)	-	(52,327)
Acquisition through business combination	966,913	807,758	1,774,671
Reclassification	-	(29,457)	(29,457)
Depreciation expense	(170,220)	(207,891)	(378,111)
Exchange difference	10,320	(5,207)	5,113

Closing Net book amount	966,696	706,006	1,672,702

At December 31, 2015
Cost	1,431,503	1,820,788	3,252,291
Accumulated depreciation	(464,807)	(1,114,782)	(1,579,589)

Net book amount	966,696	706,006	1,672,702

Year ended December 31, 2016
Opening net book amount	966,696	706,006	1,672,702
Additions	963	426,633	427,596
Disposals	(125,322)	(53,065)	(178,387)
Depreciation expense	(360,778)	(382,789)	(743,567)
Written off	-	(67,089)	(67,089)
Exchange difference	(20,406)	(25,214)	(45,620)

Closing net book amount	461,153	604,482	1,065,635

At December 31, 2016
Cost	1,239,520	2,003,660	3,243,180
Accumulated depreciation	(778,367)	(1,399,178)	(2,177,545)

Net book amount	461,153	604,482	1,065,635

NOTE 17. INTANGIBLE ASSETS AND GOODWILL

	Goodwill A$	Autostereoscopic 3D Display Technologies and Knowhow A$	Patents and Trademark A$	Software and Licence A$	Total A$
Cost
At January 1, 2015	-	-	-	-	-
Acquisitions through business combination	14,692,591	11,207,879	30,831	35,007	25,966,308
Reclassification	-	29,457	-	-	29,457
Additions	-	220,860	11,529	2,879	235,268
Exchange difference	(384,656)	(293,593)	(815)	(918)	(679,982)
At December 31, 2015	14,307,935	11,164,603	41,545	36,968	25,551,051

At January 1, 2016	14,307,935	11,164,603	41,545	36,968	25,551,051
Additions	-	89,528	999,829	-	1,089,357
Disposal	-	(302,966)	-	-	(302,966)
Exchange difference	(51,184)	(57,184)	13,800	(2,583)	(97,151)
At 31 December 31, 2016	14,256,751	10,893,981	1,055,174	34,385	26,240,291

Accumulated Amortization and Impairment Losses
At January 1, 2015	-	-	-	-	-
Amortisation	-	-	-	(5,524)	(5,524)
Exchange difference	-	-	-	(433)	(433)
At December 31, 2015	-	-	-	(5,957)	(5,957)

At January 1, 2016	-	-	-	(5,957)	(5,957)
Amortisation	-	(1,354,273)	(32,473)	(16,918)	(1,403,664)
Disposal	-	37,871	-	-	37,871
Exchange difference	-	(65,853)	(579)	987	(65,445)
At December 31, 2016	-	(1,382,255)	(33,052)	(21,888)	(1,437,195)

Carrying Amount
At December 31, 2015	14,307,935	11,164,603	41,545	31,011	25,545,094
At December 31, 2016	14,256,751	9,511,726	1,022,122	12,497	24,803,096

The technology and software applied to develop the autostereoscopic 3D display technologies was included with the acquisition of Marvel Digital Limited on September 30, 2015 and was revalued to fair value at that time by an independent valuer.

For the above goodwill and autostereoscopic 3D display technologies and knowhow at the reporting period end, the management has considered the recoverable amount of the corresponding cash generating unit which has been determined by a value-in-use calculation. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes in gross margin of the products and services. Management estimates discount rates that reflect current market assessments of the time value of money and the risks specific to the cash generating unit. The growth rates are based on industry growth forecasts. Changes in gross margin are based on past practices and expectations of future changes in the market. The Group performed impairment review for the goodwill, based on the cash flow forecast derived from the most recent financial budgets and estimated future cash flows for the following five years as approved by management and using a discount rate of 18% (2015: 18%). The cash flows beyond the five-year period are extrapolated usinga 3% (2015: 3%) growth rate. The management considered that there is no indication that the goodwill and intangible assets have suffered an impairment loss.

NOTE 18. DEVELOPMENT PROJECTS

Development projects represent the development costs directly attributable to and incurred for several internal technology projects of the Group which are in cooperation with the universities and professional technology institutions in Hong Kong for developing innovative technology to be applied in the existing and new 3D related products of the Group. Cost model is applied for development projects which require these assets to be carried at cost less any accumulated impairment losses.

NOTE 19. TRADE AND OTHER LIABILITIES

	Consolidated
	December 31, 2016 A$	December 31, 2015 A$
Trade payables	799,522	131,514
Accruals	380,594	87,401
Deferred revenue	161,401	-
Value added tax payables	313,326	253,673
Others	-	5,030
	1,654,843	477,618

NOTE 20. PROVISIONS

	Consolidated
	December 31, 2016 A$	December 31, 2015 A$
Employee benefits	31,331	29,230

NOTE 21. AMOUNT DUE TO ULTIMATE HOLDING COMPANY

	Consolidated
	December 31, 2016 A$	December 31, 2015 A$
Current portion	2,382,707	875,939
Non-current portion	-	2,694,900
	2,382,707	3,570,839

The amount due to the ultimate holding company – Marvel Finance Limited (“MFL”) was primarily from the acquisition of Marvel Digital Limited (“MDL”) in September 2015. The ultimate holding company agrees to provide financial support to the Group in the early stage for on-going technology development and operation after the acquisition of MDL. As at December 31, 2015, the amount due to MFL of HK$15,000,000 (approximately $2,694,900) is unsecured and carries interest at an annual interest rate of 2.5% over the one month HIBOR starting from January 1, 2016 and is not expected to be repaid in the next twelve months, while the current portion of HK$875,939 is unsecured, non-interest bearing and repayable on demand. As at December 31, 2016, the whole amount due to MFL is unsecured, and carries interest at an annual interest rate of 2.5% over the one month Hong Kong Interbank Offer Rate (“HIBOR”) and repayable on demand.

NOTE 22. BORROWINGS

	Consolidated
	December 31, 2016 A$	December 31, 2015 A$
Bank overdraft, unsecured	784,029	-
Bank borrowings, unsecured	447,250	-
	1,231,279	-

Bank overdraft and borrowings carry interest at an annual interest rate of 2.5% over the one month HIBOR.

As at December 31, 2016, the Group had total banking facilities of $1,789,000 of which $1,231,279 were utilised.

The unsecured bank overdraft and bank borrowings are guaranteed by our director, Dr. Herbert Ying Chiu LEE and a subsidiary of the Company.

NOTE 23. CONTROLLED ENTITIES

As at December 31, 2016, the entities controlled by the Company are as follows:

Name of Subsidiary	Country of Incorporation	Principal Activities	Paid Up Capital	Percentage Owned
				2016	2015
CIMC Marketing Pty. Limited	Australia	Management services and trading	A$1.00	100%	100%
Yamaga Limited (formerly known as China Media Limited)	Hong Kong	Provision of advertising and media services	HK$1.00	100%	100%
Dragon Creative Limited	Hong Kong	Sale and distribution of various 3D related products and provision of 3D consulting services	HK$8.00	100%	100%
Binario Limited	British Virgin Islands	Investment holding	A$1.00	100%	100%
Conco International Co., Limited	British Virgin Islands	Sale and distribution of audio products	US$50,000	-	100%
Yamga Audio Limited	United States of America	Investment holding	US$1	100%	-
Zamora Corporation	United States of America	Sale and administration office in U.S.A.	US$1	100%	-
Digital Media Technology Limited	Malaysia	Dormant	US$100	100% (indirect)	-
Marvel Digital Limited	Hong Kong	Development of 3D autostereoscopic display technology and investment holding	HK$30,002,970	100% (indirect)	100% (indirect)
Visumotion International Limited	Hong Kong	Sales of software and provision of consultancy services	HK$1.00	100% (indirect)	100% (indirect)
Marvel Digital (Shenzhen) Limited	P.R.C	Manufacturing and distribution of 3D products and provision of 3D consultancy services	RMB23,939,197	100% (indirect)	100% (indirect)
Marvel Software (Shenzhen) Limited	P.R.C	Dormant	RMB422,380	100% (indirect)	100% (indirect)
Global Vantage Audio Limited	Hong Kong	Sale and distribution of audio products	HK$1.00	50% (indirect)	50% (indirect)

NOTE 24. BUSINESS COMBINATIONS

(a)	Acquisition of Conco International Co., Ltd. (“CICL”)

On February 9, 2015, the Company acquired all of the issued shares of Conco International Co., Ltd. (“CICL”), which is a company principally engaged in the design, sales and distribution of audio products. The consideration paid was A$61,591 which was the amount of the net asset value of CICL. The consideration was settled by the Company issuing 307,954 shares at A$0.20 each. The purchase agreement also provides that Performance Shares be issued to the vendor contingent on CICL achieving an agreed level of profit performance. The value of the Performance Shares to be issued (“Bonus Shares”) will be equivalent to five times the average annual net profits of CICL for the three years ending December 31, 2018 less the consideration paid on acquisition. The number of shares to be issued will be the value of the Bonus Shares divided by the Share Price which is defined in the agreement as the twenty days closing average price of the Company’s shares quoted on the Australian Securities Exchange.

NOTE 24. BUSINESS COMBINATIONS (Continued)

(a)	Acquisition of Conco International Co., Ltd. (“CICL”) (Continued)
Assets acquired and liabilities assumed at the date of acquisition	A$
Current assets
Trade and other receivables	177,702
Cash and cash equivalents	17,013

Non-current assets
Plant and equipment	199,854

Current liabilities
Trade and other payables	(88,090)
Deposits received	(244,888)
Total identifiable net assets acquired	61,591

Value of equity issued	61,591

The above assets acquired and liabilities assumed at the date of acquisition are at fair value. No goodwill was therefore arisen from this acquisition.

For the year ended December 31, 2015, CICL contributed revenue of approximately A$1,560,000 and profit of A$42,000 to the Group’s results.

(b)	Acquisition of Marvel Digital Limited (“MDL”)

On September 30, 2015, the Company acquired all of the issued shares of Marvel Digital Limited (“MDL”), which is a company principally engaged in the development of autostereoscopic 3D display technology, 2D to 3D conversion software and digital content management system. The consideration paid was A$5,216,213 which was the amount of the net asset value of MDL. The consideration was settled by the Company issuing 26,081,065 shares at A$0.20 each. The purchase agreement also provides that a deferred performance fee calculated at five times of the average annualized consolidated profits of MDL for the two years’ period from the completion date less the initial purchase consideration.

The Company engaged an independent valuer, RHL Appraisal Limited, to perform a valuation on the purchase price allocation of the identifiable net assets acquired in MDL as at acquisition date. Their valuation was carried out on a fair value basis and in determining the fair value of intangible assets, the valuer adopted an income approach known as the multi-period excess earning method in which the earnings of the intangible assets are separated from the total earnings of MDL by identifying and deducting portions of the total earnings that are attributable to the contributory assets, which are the assets used in the production of earnings associated with the intangible asset being valued. The excess earnings that are attributable to the subject intangible asset are then discounted to present value at the appropriate required rate of return. A weighted average cost of capital plus a risk premium for intangible assets is determined at 20.19% for the subject intangible assets as at the valuation date.

NOTE 24. BUSINESS COMBINATIONS (Continued)

(b)	Acquisition of Marvel Digital Limited (“MDL”) (Continued)
Assets acquired and liabilities assumed at the date of acquisition
	Carrying Value	Fair Value
	A$	A$
Current assets
Trade and other receivables	1,369,911	1,369,911
Inventories	1,188,167	1,188,167
Tax receivables	86,721	86,721
Cash and cash equivalents	854,057	854,057

Non-current assets
Plant and equipment	1,574,817	1,574,817
Development projects	709,463	709,463
Intangible assets	3,245,276	11,273,717

Current liabilities
Trade and other payables	(3,754,912)	(3,754,912)
Deposits received	(57,287)	(57,287)

Non-current liabilities
Deferred tax liabilities	-	(1,324,693)
Total identifiable net assets acquired	5,216,213	11,919,961

The Directors considered the above trade and other receivables acquired at the date of acquisition are fully collectible and approximate the fair value.

For the three months ended December 31, 2015, MDL contributed revenue of approximately A$4,750,000 and profit after income tax of A$2,990,000 to the Group’s results.

Consideration transferred and goodwill

The following table summarizes the acquisition date fair value of each major class of consideration transferred:

A$
Initial purchase consideration
- Equity instruments	5,216,213
Contingent consideration	21,396,339
Total consideration transferred	26,612,552
Less: Fair value of identifiable net assets acquired	(11,919,961)
Goodwill (Note 17)	14,692,591
(c)	Acquisition of acquired other subsidiaries

During the year ended December 31, 2016, the Company added the following subsidiaries to the consolidated group:

	Fair Value of Net Assets	Consideration Paid
	$	$
Yamaga Audio Limited	1	1
Zamora Corporation	1	1
Total	2	2

As at the date of acquisition there were no other assets or liabilities and therefore no goodwill arose out of the acquisitions.

(d)	Sale of Conco International Co., Ltd

During the year, the Company disposed of its shareholding in Conco International Co., Ltd. (“CICL”) which was a company principally engaged in the design, sales and distribution of audio products. The consideration received for the disposal of shares was $54,257. A loss on disposal of $872 was incurred on the disposal of these shares.

NOTE 25. ISSUE CAPITAL

(a) Share Capital	December 31, 2016		December 31, 2015		December 31, 2014
	Number of shares	A$	Number of shares	A$	Number of shares	A$

Ordinary Shares fully paid	79,301,852	10,410,279	79,301,852	10,410,279	52,912,833	5,132,475

(b) Movements in ordinary share capital

	Number of Shares	A$

January 1, 2014 and January 1, 2015	52,912,833	5,132,475
Issue of shares during the year	26,389,019	5,277,804
December 31, 2015	79,301,852	10,410,279
Issue of shares during the year	-	-
December 31, 2016	79,301,852	10,410,279

There is only one class of share on issue being ordinary fully paid shares. Holders of ordinary shares are treated equally in all respects regarding voting rights and with respect to the participation in dividends and in the distribution of surplus assets upon a winding up. The fully paid ordinary shares have no par value.

In February 2015, the Company issued 307,954 new ordinary shares at a price of A$0.20 per share for a total for A$61,591 to acquire 100% equity interests in Conco International Co., Ltd.

On September 30, 2015, the Company issued 26,081,065 new ordinary shares at a price of A$0.20 per share for a total for A$5,216,213 to acquire 100% equity interests in Marvel Digital Limited.

(c) Options on issue

There were no share options issued and outstanding during and at the end of the financial year.

NOTE 26. RESERVE

Foreign currency translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations to Australian dollars.

NOTE 27. COMMITMENTS

(a)	Non-cancellable operating leases

The Group has entered into commercial leases for rental accommodation and certain items of plant and equipment. The lease terms ranged from one year to five years.

	Consolidated
	December 31, 2016	December 31, 2015
	A$	A$
Committed at the reporting date but not recognized as liabilities, which are payable:
-Within one year	263,043	190,913
-Two to five years	149,813	135,896
-More than five years	-	-

	412,856	326,809

NOTE 27. COMMITMENTS (Continued)

(b)	Contractual commitments

As at December 31, 2016, the Group had contractual commitments for certain development projects of approximately A$1,215,000 which are payable in 2017 (2015: A$527,000).

(c)	Capital commitments

As at December 31, 2016, the Group had internal capital commitments for the investments in two PRC subsidiaries of RMB25,638,000 (approximately A$5,312,000) (2015: A$5,600,000).

NOTE 28. CONTINGENT CONSIDERATION LIABILITY

(a)	There are no material contingent liabilities or contingent assets of the Group at the end of the reporting period other than the contingent consideration liability for acquisition of Marvel Digital Limited as disclosed below.

In accordance with the terms of MDL acquisition, the Company agreed to pay Marvel Finance Limited (“MFL”) a deferred performance fee calculated at five times of the average annualised consolidated profits of MDL for the two years’ period from the completion date less the initial purchase consideration. The Group has included approximately HK$115,980,000, equivalent to $21,396,339 as contingent consideration liability, as at December 31, 2015, which represents its fair value at the date of acquisition. The fair value of contingent consideration liability was based on an independent valuation which is determined by using the discounted cash flow method on the probability-weighted financial projection of MDL for the period from October 1, 2015 to September 30, 2017 and is under level 3 fair value adjustment.

The Company agreed to pay this deferred performance fee by cashier order or banker draft within two weeks upon the Company and MFL agreeing on the audited profits no later than four months after the second anniversary of the date of acquisition, i.e. January 31, 2018. It is not expected to be repaid in the next twelve months and the balance is represented as non-current liability in the statement of financial position at December 31, 2016. At the date of approval of these consolidated financial statements, no further significant changes to the consideration are expected.

(b)	Reconciliation of contingent consideration liability
	Consolidated
	December 31, 2016 A$	December 31, 2015 A$
Balance brought forward	20,836,176	-
Contingent consideration on MDL Acquisition	-	21,396,339
Exchange difference	(88,141)	(560,163)
Total	20,748,035	20,836,176

NOTE 29. FINANCIAL RISK MANAGEMENT

(a) Financial risk management objectives

The Group is exposed to financial risk through the normal course of their business operations. The key risks impacting the Group’s financial instruments are considered to be interest rate risk, price risk, foreign currency risk, liquidity risk, credit risk and capital risk. The Group’s financial instruments exposed to these risks are cash and short term deposits, financial assets at fair value through profit or loss, receivables and trade payables.

The Group’s chief executive officer is Dr. Herbert Ying Chiu Lee, who monitors the Group’s risks on an ongoing basis and report to the Board.

(b) Interest rate risk management

The Group is exposed to interest rate risk (primarily on its cash and cash equivalents), which is the risk that a financial instrument’s value will fluctuate as a result of changes in the market interest rates on interest-bearing financial instruments. The Group does not use derivatives to mitigate these exposures.

The Group has adopted a policy of ensuring that as far as possible it maintains excess cash and cash equivalents in Hong Kong denominated accounts available at call. These accounts currently earn low interests.

NOTE 29. FINANCIAL RISK MANAGEMENT (Continued)

(b)	Interest rate risk management (Continued)

The sensitivity analyses below have been determined based on the exposure to interest rates at the reporting date and the stipulated change taking place at the beginning of the financial year and held constant throughout the reporting period. A 50 basis point increase or decrease represents management’s assessment of the possible change in interest rates.

At reporting date, if interest rates had increased/decreased by 50 basis points from the weighted average effective rate for the year, with other variables constant, the profit for the year would have been A$12,708 lower (profit for the year ended December 31, 2015: A$33,709 higher) / A$12,708 higher (profit for the year ended December 31, 2015: A$33,709 lower).

The following table summarizes interest rate risk for the Group, together with effective interest rates as at the reporting date.

	Weighted average effective interest rate	Floating interest rate A$	Non-interest bearing A$	Total A$
2016
Financial Assets
Cash and bank balances	0.3%	1,072,355	748,639	1,820,994
Trade and other receivables		-	8,800,741	8,800,741
Other assets		-	2,253,915	2,253,915
Total Financial Assets		1,072,355	11,803,295	12,875,650

Financial Liabilities
Trade and other payables		-	1,654,843	1,654,843
Trade deposits received		-	99,866	99,866
Amount due to ultimate holding company	2.82%	2,382,707	-	2,382,707
Bank overdraft	0.27%	784,029	-	784,029
Borrowings	0.27%	447,250	-	447,250
Provisions		-	31,331	31,331
Contingent consideration liability		-	20,748,035	20,748,035
Total Financial Liabilities		3,613,986	22,534,075	26,148,061

	Weighted average effective interest rate	Floating interest rate A$	Non-interest bearing A$	Total A$
2015
Financial Assets
Cash and cash balances	0.85%	6,741,856	141,340	6,883,196
Trade and other receivables		-	992,524	992,524
Other assets		-	788,146	788,146
Total Financial Assets		6,741,856	1,922,010	8,663,866

Financial Liabilities
Trade and other payables		-	477,618	477,618
Trade deposits received		-	337,739	337,739
Amount due to ultimate holding company
- Current		-	875,939	875,939
- Non-Current		-	2,694,900	2,694,900
Provisions		-	29,230	29,230
Contingent consideration liability		-	20,836,176	20,836,176
Total Financial Liabilities		-	25,251,602	25,251,602

NOTE 29. FINANCIAL RISK MANAGEMENT (Continued)

(c) Price risk

The Group was exposed to price risk through its holding of ordinary shares listed on the Over-the-counter Bulletin Board. As at December 31, 2016, the Group did not hold any financial assets at fair value through profit or loss as these investments were all disposed in 2015.

(d) Foreign currency risk

The Group has net assets denominated in certain foreign currencies as at December 31, 2016. Foreign currency denominated financial assets and liabilities which expose the Group to currency risk are disclosed below. The amounts are those reported to key management translated into AUD at the closing rate:

	Short term exposure			Long term exposure
	HKD	USD	RMB	HKD	USD	RMB
December 31, 2016
Financial assets
- Cash and bank balances	700,001	51,227	1,061,086	-	-	-
- Trade and other receivable	685,150	2	8,115,624	-	-	-
- Other assets	70,937	222	56,380	-	-	-
Financial liabilities
- Trade and other liabilities	(260,166)	(1,892)	(1,304,533)	-	-	-
- Amount due to ultimate holding company	(2,382,194)	-	-	-	-	-
- Provisions	(31,331)	-	-	-	-	-
- Borrowings	(1,231,279)	-	-	-	-	-
- Contingent payable liability	-	-	-	(20,748,035)	-	-
Total exposure	(2,448,882)	49,559	7,928,557	(20,748,035)	-	-

Cash and cash equivalents are exposed to foreign currency risk in a higher extent.

	Short term exposure			Long term exposure
	HKD	USD	RMB	HKD	USD	RMB
December 31, 2015
Financial assets
- Cash and bank balances	2,647,338	181,584	4,013,008	-	-	-
- Trade and other receivable	174,416	-	818,068	-	-	-
- Other assets	60,687	-	98,497	-	-	-
Financial liabilities
- Trade and other liabilities	(177,382)	-	(328,077)	-	-	-
- Amount due to ultimate holding company	(875,939)	-	-	(2,694,900)	-	-
- Provisions	(29,230)	-	-	-	-	-
- Contingent payable liability	-	-	-	(20,836,176)	-	-
Total exposure	1,799,890	181,584	4,601,496	(23,531,076)	-	-

The following table illustrates the sensitivity of profit / (loss) and equity in regards to the Group’s financial assets and financial liabilities and the HKD/AUD exchange rate, USD/AUD exchange rate and RMB/AUD exchange rate and assure‘all other things being equal’. It assumes a +/- 5% change of the AUD/HKD exchange rate for the year ended at December 31, 2016 (2015: 5%). A +/- 5% change is considered for the AUD/USD exchange rate (2015: N/A). A +/- 10% change is considered for the AUD/RMB exchange rate (2015: N/A). These percentages have been determined based on the average market volatility in exchange rates in the previous twelve 12 months. The sensitivity analysis is based on the Group’s foreign currency financial instruments held at each reporting date and also takes into account forward exchange contracts that offset effects from changes in currency exchange rates.

If the AUD had strengthened against the HKD by 5% (2015: 5%), the USD by 5% (2015: N/A) and the RMB by 10% (2015: N/A) respectively then this would have had the following impact:

	Profit / (Loss) for the year				Equity
	HKD	USD	RMB	Total	HKD	USD	RMB	Total
December 31, 2016	1,159,846	(2,478)	(792,856)	364,512	1,159,846	(2,478)	(792,856)	364,512
December 31, 2015	1,086,559	(9,079)	(460,150)	617,330	1,086,559	(9,079)	(460,150)	617,330

NOTE 29. FINANCIAL RISK MANAGEMENT (Continued)

(d) Foreign currency risk (Continued)

If the AUD had weakened against the HKD by 5% (2015: 5%), the USD by 5% (2015: 5%) and the RMB by 10% (2015: 10%) respectively then this would have had the following impact:

	Profit / (Loss) for the year				Equity
	HKD	USD	RMB	Total	HKD	USD	RMB	Total
December 31, 2016	(1,159,846)	2,478	792,856	(364,512)	(1,159,846)	2,478	792,856	(364,512)
December 31, 2015	(1,086,559)	9,079	460,150	(617,330)	(1,086,559)	9,079	460,150	(617,330)

Exposures to foreign exchange rates vary during the year depending on the volume of overseas transactions. Nonetheless, the analysis above is considered to be representative of the Group’s exposure to currency risk.

(e) Liquidity risk management

Prudent liquidity risk management implies maintaining sufficient cash and term deposits, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. The Group manages liquidity risk by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities.

The following tables detail the Group’s remaining contractual maturity for its non-derivative financial liabilities based on the agreed repayment terms or the earliest date on which the Group can be required to pay. The table has been drawn up based on the undiscounted cash flows of financial liabilities and include both interest and principal cash flows.

2016		Total
		contractual	0 - 30 days
	Carrying	undiscounted	or on	31 - 90	91 -365	Over
	amount	cash flow	demand	days	Days	1 year
	$	$	$	$	$	$

Trade and other liabilities	1,654,843	1,654,843	1,654,843	-	-	-
Trade deposits received	99,866	99,866	99,866	-	-	-
Amount due to ultimate holding company	2,382,707	2,382,707	2,382,707	-	-	-
Bank overdraft	784,029	784,029	784,029	-	-	-
Borrowings	447,250	449,516	-	449,516	-	-
Provisions	31,331	31,331	31,331	-	-	-
Contingent consideration liability	20,748,035	20,748,035	-	-	-	20,748,035
	26,148,061	26,150,327	4,952,776	449,516	-	20,748,035

2015		Total
		contractual	0 - 30 days
	Carrying	undiscounted	or on	31 - 90	91 -365	Over
	amount	cash flow	demand	days	Days	1 year
	$	$	$	$	$	$

Trade and other liabilities	477,618	477,618	477,618	-	-	-
Trade deposits received	337,739	337,739	337,739	-	-	-
Amount due to ultimate holding company	3,570,839	3,644,140	875,939	-	-	2,768,201
Provisions	29,230	29,230	29,230	-	-	-
Contingent consideration liability	20,836,176	20,836,176	-	-	-	20,836,176
	25,251,602	25,324,903	1,720,526	-	-	23,604,377

(f) Credit risk

Credit risk refers to the risk that a counter-party will default on its contractual obligations resulting in a financial loss to the Group. The Group’s potential concentration of credit risk consists mainly of cash deposits with banks and trade receivables with its customers. The Group’s short term cash surpluses are placed with banks that have investment grade ratings. The Group considers the credit standing of counterparties and customers when making deposits and sales, respectively, to manage the credit risk. In respect of trade and other receivables, individual credit evaluations are performed on all customers requiring credit over a certain amount. These evaluations focus on the individual customer's past credit history of making payments when due, and take into account information specific to the customer as well as pertaining to the economic environment in which the customer operates. Ongoing credit evaluation is performed on the financial condition of trade receivables on a periodic basis. Normally, the Group does not obtain collateral from customers. The Group's exposure to credit risk is influenced mainly by the individual characteristics of each customer.

At 31 December 2016, the Group has a concentration of credit risk as 62% and 85% (2015: 20% and 76%) respectively of the total gross trade receivables were due from the Group's largest customer and the five largest customers respectively. The management closely monitors the subsequent settlement of the customers and considering the nature of the business at current, the Group believes that the credit risk is not material to the Group’s operations.

The maximum exposure to credit risk, excluding the value of any collateral or other security, at the end of the reporting period, to financial assets, is represented by the carrying amount of cash and bank balances, trade and other receivables, net of any provisions for doubtful debts, as disclosed in the consolidated statement of financial positions and notes to the consolidated financial statements.

(g) Fair value of financial instruments

The following liability is recognized and measured at fair value on a recurring basis:

- Contingent consideration liability.

Fair value hierarchy

All assets and liabilities for which fair value is measured or disclosed are categorized according to the fair value hierarchy as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

NOTE 29. FINANCIAL RISK MANAGEMENT (Continued)

(g) Fair value of financial instruments (Continued)

Recognized fair value measurements

The following table sets out the Group’s assets and liabilities that are measured at fair value in the consolidated financial statements.

	Level 1	Level 2	Level 3	Total
	A$	A$	A$	A$
Contingent consideration liability
- December 31, 2016	-	-	20,748,035	20,748,035
- December 31, 2015	-	-	20,836,176	20,836,176

There were no transfers during the year between level 1 and level 2 recurring fair value measurements.

The Group’s policy is to recognize transfers into and of the different fair value hierarchy levels at the date the event or change in circumstances that caused the transfer occurred.

Disclosed fair values

The Group also has assets and liabilities which are not measured at fair values but for which fair values are disclosed in the notes to the consolidated financial statements.

Due to their short term nature, the carrying amounts of trade receivables (refer to Note 13) and payables (refer to Note 19) are assumed to approximate their fair values because the impact of discounting is not significant.

(h) Capital management risk

The Group’s objective when managing capital are to safeguard the Group’s ability to continue as a going concern and to maintain a strong capital base sufficient to maintain future development of its business. In order to maintain or adjust the capital structure, the Group may return capital to shareholders, issue new shares or sell assets to reduce debts. The Group’s focus has been to raise sufficient funds through equity to fund its business activities.

There were no changes to the Group’s approach to capital management during the year. Risk management policies and procedures are established with regular monitoring and reporting.

Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

The capital structure of the Group consists of equity attributable to equity holders of the parent, comprising issued capital, reserve and retained earnings accumulated losses as disclosed in Notes 25 and 26 respectively.

NOTE 30. RELATED PARTIES

(a)	Parent and ultimate controlling party

On September 30, 2015, the Company issued 26,081,065 new ordinary shares at a price of A$0.20 per share to acquire 100% equity interests in Marvel Digital Limited from Marvel Finance Limited, which is a company controlled and wholly owned by Dr. Herbert Ying Chiu LEE. Marvel Finance Limited now owns 44,787,331 ordinary shares of the Company and has become the new ultimate controlling party of the Group.

(b)	Transactions with directors

During the years ended December 31, 2016, 2015 and 2014, the remuneration of Directors of the Company is as follows:

	Company
	December 31, 2016 A$	December 31, 2015 A$	December 31, 2014 A$
Short term benefits	49,000	30,408	2,839
Post-employment benefits	-	2,048	-
Total	49,000	32,456	2,839

(c)	Other related party transactions

During the years ended December 31, 2016, 2015 and 2014, the Group has following material transactions with its related parties:

	Consolidated
	December 31, 2016 A$	December 31, 2015 A$	December 31, 2014 A$
Sales of products to related parties (1)	1,297,556	2,477,235	-
Service fees paid to a related party (1)	12,919	13,430	-
Purchase of products from related parties	57,759	-	-
Interest charged by the ultimate holding company	72,421	-	-
Company secretarial and service fees paid to related parties (3)	27,500	-	-
Sundry income receivable from a related party (1)	-	238,858	-
Expenses paid to a related party (1)	-	23,952	-
Acquired 3D content management system software from a related party (1)	-	-	263,805
Management, promotional and marketing service fee paid to a related company (2)	-	-	106,256

(1) Dr. Herbert Ying Chiu LEE, has control over the above related parties. The transactions are carried at the current market value in the ordinary course of business.

(2) Mr. Con UNERKOV, has 49% equity interest.

(3) Our director, Mr. Con UNERKOV, is a common director of this related company.

During the year, the Group incurred expenditure of $57,269 (excluding GST) to BDO Administration (SA) Pty Ltd in respect to company secretarial and taxation services. George Yatzis, Company Secretary of IMT is a director of BDO Administration (SA) Pty Ltd.

During the year ended December 31, 2016, the unsecured bank overdraft and bank borrowings are personally guaranteed by Dr. Herbert Ying Chiu LEE. No charge has been requested for this guarantee.

In December 2015, the Group sold certain fixed assets at its net book amount of A$51,648 (2014: A$158,925) to a related entity which our Director, Dr. Herbert Ying Chiu LEE, is holding approximately 69% equity interests.

(d)	Amounts due from / to related companies

As at December 31, 2016, included in trade and other receivables in note 13, there were amounts of $1,182,517 (2015: $546,618) in LEE has control.

As disclosed in Note 21, there was an amount of $2,382,707 (2015: $3,570,839) due to ultimate holding company, Marvel Finance Limited as at December 31, 2016.

As at December 31, 2016, the Group had outstanding invoices owing to BDO Administration (SA) Pty Ltd totaling $5,000. George Yatzis, Company Secretary of IMT is a director of BDO Administration (SA) Pty Ltd.

NOTE 31. CASH FLOW INFORMATION

	Consolidated
	December 31, 2016 A$	December 31, 2015 A$	December 31, 2014 A$
CASH FLOWS FROM CHANGES IN WORKING CAPITAL
(Increase) / Decrease in assets:
Other receivables and deposits	(1,420,951)	(634,661)	231,550
Inventories	(1,209,655)	476,565	-
Trade receivables	(7,590,963)	817,801	390,998
Disposal of intangible assets	265,095	-	-
Increase / (Decrease) in liabilities:
Trade and other payables	675,505	296,545	8,732
Accrued expenses	451,270	(14,969)	8,418
Deferred income	78,443	(35,511)	39,838
Trade deposits received	(221,191)	68,993	-
Provisions	2,157	26,527	-
Related party payables	-	-	(14,961)
NET CASH (OUTFLOWS) / INFLOWS FROM CHANGES IN WORKING CAPITAL	(8,970,290)	1,001,290	664,575

NOTE 32. KEY MANAGEMENT PERSONNEL DISCLOSURES

(a) Remuneration

The total remuneration paid or payable to the directors and senior management of the Group during the year are as follows:

	Consolidated
	December 31, 2016 A$	December 31, 2015 A$	December 31, 2014 A$
Short-term employee benefits	573,477	30,408	2,839
Post-employment benefits	10,569	2,048	-
Total	584,046	32,456	2,839

(b) Loans to Key Management Personnel and their related parties

Save as disclosed in Note 30(d), there were no other loans outstanding at the reporting date to Key Management Personnel and their related parties

Other transactions with Key Management Personnel

A number of key management persons, or their related parties, held positions in other entities that resulted in them having control or significant influences over the financials or operating policies of these entities. Transactions between related parties are in normal commercial terms and conditions unless otherwise stated in Notes 13, 21 and 30.

(c) Share Options – number of share options held by management

There were no share options held outstanding held by the management.

NOTE 33. PARENT ENTITY INFORMATION

Set out below is the supplementary information about the parent entity.

Statement of Comprehensive Income
	Company
	December 31, 2016 A$	December 31, 2015 A$	December 31, 2014 A$
Loss after income tax	303,505	203,168	147,970
Other comprehensive income	-	-	-
Total comprehensive income	303,505	203,168	147,970

Statement of Financial Position

	Company
	December 31, 2016	December 31, 2015
	A$	A$
Total non-current assets	5,216,219	5,277,807
Total current assets	3,857,307	4,072,133
Total assets	9,073,526	9,349,940
Total current liabilities	80,252	53,161
Total liabilities	80,252	53,161
Total assets less liabilities	8,993,274	9,296,779

Equity
Issued capital	10,410,279	10,410,279
Accumulated losses	(1,417,005)	(1,113,500)
Total equity	8,993,274	9,296,779

Guarantees entered into by the parent entity in relation to the debts of its subsidiary

The parent entity is not party to a deed of cross guarantee with any of its subsidiaries.

Contingent liabilities

The parent entity had no contingent liabilities as at December 31, 2016 and December 31, 2015.

Capital commitments – property, plant and equipment

The parent entity has no capital commitments for property, plant and equipment as at December 31, 2016 and December 31, 2015.

Significant accounting policies

The accounting policies of the parent entity are consistent with those of the Group, as disclosed in Note 3, except for:

-	Investments in subsidiaries are accounted for at cost, less any impairment, in the parent entity
-	Dividends received from subsidiaries are recognized as other income by the parent entity and its receipt may be an indicator of impairment.

NOTE 34. EVENTS OCCURRING AFTER THE REPORTING DATE

Save as disclosed below, there is no other matter or circumstance arisen since December 31, 2016, which has significantly affected, or may significantly affect the operations of the Group, the result of those operations, or the state of affairs of the Group in subsequent financial years.

(a)	Dual listing on the NASDAQ Capital Market

On November 4, 2016, the Company had announced that it had filed, by way of a non-public filing, a registration statement on Form 20-F with the U.S. Securities and Exchange Commission (SEC) to register its ordinary shares. Further to the request from the SEC, the Company also re-submitted the latest Form 20-F with the SEC on February 24, 2017 as a public filing.

On February 2, 2017, the Company formally submitted the required initial NASDAQ listing application for dual listing of its shares on the NASDAQ Capital Market, and is currently working through the process to obtain the approval for listing.

(b)	Share consolidation

As part of the NASDAQ ASX dual listing application, the directors proposed to consolidate the Company’s share capital at the directors’ discretion with a range between one (1) ordinary share for every twenty (20) ordinary shares to one (1) ordinary share for every forty (40) ordinary shares so as to satisfy the NASDAQ’s minimum price per share listing requirement. The resolution of the above share consolidation was approved by shareholders at the Company’s Extraordinary General Meeting held on March 2, 2017.

NOTE 35. COMPANY DETAILS

The registered office and principal place of business is:

Level 7, 420 King William Street

Adelaide SA 5000

INTEGRATED MEDIA TECHNOLOGY LIMITED

(FORMERLY CHINA INTEGRATED MEDIA CORPORATION LIMITED)

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in Australian dollars, except number of shares)

(Unaudited)

	Note	Six months ended June 30, 2016 A$	Six months ended June 30, 2015 A$
Revenue
Revenue from operating activities	4	6,184,381	586,231
Interest income	4	121	325
		6,184,502	586,556
Other income	5	32,211	81,604
		6,216,713	668,160

Expenses
Cost of revenue		(926,343)	(409,784)
Employee benefit expenses		(815,896)	(346,421)
Depreciation and amortization expenses		(1,108,030)	(90,096)
Professional and consulting expenses		(80,275)	(291,169)
Loss on financial assets at fair value through profit or loss		-	(6,245)
Travel and accommodation expenses		(199,978)	(5,876)
Other expenses		(705,330)	(62,791)
Finance costs		(36,273)	-
Loss on disposal of a subsidiary		(872)	-
Total expenses		(3,872,997)	(1,212,382)

Profit / (Loss) before income tax	6	2,343,716	(544,222)
Income tax expense	7	(583,809)	-

Profit / (Loss) for the period		1,759,907	(544,222)
Other comprehensive (loss) / income
Items that may be re-classified subsequently to profit or loss
Foreign currency translation		(529,107)	213,578

Other comprehensive (loss) / income for the period, net of tax		(529,107)	213,578

Total comprehensive income / (loss) for the period		1,230,800	(330,644)

Profit / (Loss) for the period attributable to:
Owners of Integrated Media Technology Limited		1,783,699	(544,222)
Non-controlling interests		(23,792)	-

		1,759,907	(544,222)

Total comprehensive income / (loss) for the period attributable to:
Owners of Integrated Media Technology Limited		1,253,539	(330,644)
Non-controlling interests		(22,739)	-

		1,230,800	(330,644)

Earnings / (loss) per share		Cents	Cents
Basic earnings / (loss) per share		2.20	(1.00)
Diluted earnings / (loss) per share		2.20	(1.00)

The above statement of comprehensive income should be read in conjunction with the accompanying notes.

INTEGRATED MEDIA TECHNOLOGY LIMITED

(FORMERLY CHINA INTEGRATED MEDIA CORPORATION LIMITED)

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in Australian dollars, except number of shares)

		June 30, 2016	December 31, 2015
		A$	A$
	Note	(Unaudited)	(Audited)
ASSETS
Current Assets
Cash and cash equivalents		3,877,420	6,883,196
Trade and other receivables	10	4,041,029	992,524
Inventories	11	1,428,308	698,916
Other Assets	13	2,010,999	788,146

Total Current Assets		11,357,756	9,362,782

Non-Current Assets
Intangible assets and goodwill	15	23,966,075	25,545,094
Plant and equipment	14	1,093,167	1,672,702
Development projects		1,249,507	690,889

Total Non-Current Assets		26,308,749	27,908,685

TOTAL ASSETS		37,666,505	37,271,467

LIABILITIES
Current Liabilities
Trade and other liabilities	17	616,781	477,618
Trade deposit received		100,000	337,739
Amount due to ultimate holding company	21	458,624	875,939
Income tax payable		140,664	-
Provisions	20	22,181	29,230

Total Current Liabilities		1,338,250	1,720,526

Non-current Liabilities
Amount due to ultimate holding company	21	2,597,550	2,694,900
Deferred tax liabilities	7	1,330,398	933,853
Contingent payable liability		20,083,495	20,836,176

Total Non-current Liabilities		24,011,443	24,464,929

TOTAL LIABILITIES		25,349,693	26,185,455

NET ASSETS		12,316,812	11,086,012

EQUITY
Issued capital (no par value, 79,301,852 ordinary shares issued and outstanding as of June 30, 2016 and December 31, 2015)	18	10,410,279	10,410,279
Reserve	27	205,470	735,630
Retained profits/ (accumulated losses)		1,745,940	(37,759)

Equity attributable to the owners of Integrated Media Technology Limited		12,361,689	11,108,150
Non-controlling interests		(44,877)	(22,138)

TOTAL EQUITY		12,316,812	11,086,012

The above statement of financial position should be read in conjunction with the accompanying notes.

INTEGRATED MEDIA TECHNOLOGY LIMITED

(FORMERLY CHINA INTEGRATED MEDIA CORPORATION LIMITED)

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in Australian dollars, except number of shares)

(Unaudited)

	Attributable to owners of the Company
	Contributed Equity	Translation Reserve	Accumulated Losses	Non-controlling interests	Total
	A$	A$	A$	A$	A$
Balance at January 1, 2015	5,132,475	589,497	(2,416,035	-	3,305,937
Other comprehensive income for the period, net of tax	-	213,578	-	-	213,578
Loss after income tax expense for the period	-	-	(544,222	-	(544,222)

Total comprehensive income / (loss) for the period	-	213,578	(544,222	-	(330,644)
Transactions with owners of the Company
Issue of ordinary shares	61,591	-	-	-	61,591
Balance at June 30, 2015	5,194,066	803,075	(2,960,257	-	3,036,884

	Attributable to owners of the Company
	Contributed Equity	Translation Reserve	Accumulated Losses	Non-controlling interests	Total
	A$	A$	A$	A$	A$
Balance at January 1, 2016	10,410,279	735,630	(37,759	(22,138)	11,086,012
Other comprehensive income for the period, net of tax	-	(530,160	-	1,053	(529,107)
Profit / (loss) after income tax expense for the period	-	-	1,783,699	(23,792)	1,759,907

Total comprehensive (loss) / income for the period	-	(530,160	1,783,699	(22,739)	1,230,800
Transactions with owners of the Company
Issue of ordinary shares	-	-	-	-	-
Balance at June 30, 2016	10,410,279	205,470	1,745,940	(44,877)	12,316,812

The above statement of changes in equity should be read in conjunction with the accompanying notes.

INTEGRATED MEDIA TECHNOLOGY LIMITED

(FORMERLY CHINA INTEGRATED MEDIA CORPORATION LIMITED)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in Australian dollars, except number of shares)

(Unaudited)

		Six months ended June 30,
		2016	2015
	Note	A$	A$
Cash flows related to operating activities
Net profit / (loss) before income tax		2,343,716	(544,222)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation		1,108,030	90,096
Unrealized loss on marketable securities		-	6,245
Net cash flows from changes in working capital		(4,559,240	192,829

Net cash flows used in operating activities	26	(1,107,494)	(255,052)

Cash flows related to investing activities
Net cash acquired from acquisition of subsidiaries		-	17,013
Acquisition of plant and equipment		(144,480)	(4,283)
Acquisition of intangible assets		(23,340)	-
Payment on development expenditure		(941,829)	-

Net cash flows (used in) / provided by investing activities		(1,109,649	12,730

Cash flows related to financing activities
Repayment of advances to related parties		(283,643)	-

Net cash flows used in financing activities		(283,643)	-

Net decrease in cash and cash equivalents		(2,500,786)	(242,322)
Effect of exchange rate changes on cash and cash equivalents		(504,990	138,577
Cash and cash equivalents at the beginning of the period		6,883,196	2,227,715

Cash and cash equivalents at the end of the period		3,877,420	2,123,970

The above statement of cash flows should be read in conjunction with the accompanying notes.

INTEGRATED MEDIA TECHNOLOGY LIMITED

(FORMERLY CHINA INTEGRATED MEDIA CORPORATION LIMITED)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in Australian dollars, except number of shares)

(Unaudited)

NOTE 1.	BASIS OF ACCOUNTING

The condensed consolidated financial statements are general purpose financial report that have been prepared in accordance with Australian Accounting Standards (“AASBs”), including Australian Accounting Interpretations, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001 as appropriate for for-profit entities. The condensed consolidated financial statements also comply with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board.

NOTE 2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Business Combination

The Group accounts for business combinations using the acquisition method when control is transferred to the Group. The consideration transferred by the Company to obtain control of a subsidiary is calculated as the sum of the acquisition-date fair values of assets transferred, liabilities incurred and the equity interests issued by the Company, which includes the fair value of any asset or liability arising from a contingent consideration arrangement. Acquisition costs are expensed as incurred, except if related to the issue of debt or equity securities.

Any contingent consideration is measured at fair value at the date of acquisition. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not re-measured and settlement is accounted for within equity. Otherwise, other contingent consideration is re-measured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognized in profit or loss.

The Company recognizes identifiable assets acquired and liabilities assumed in a business combination regardless of whether they have been previously recognized in the acquiree’s financial statements prior to the acquisition. Assets acquired and liabilities assumed are generally measured at their acquisition-date fair values.

Goodwill is stated after separate recognition of identifiable intangible assets. It is calculated as the excess of the sum of: (a) fair value of consideration transferred, (b) the recognized amount of any non-controlling interest in the acquiree, and (c) acquisition-date fair value of any existing equity interest in the acquiree, over the acquisition-date fair values of identifiable net assets. If the fair values of identifiable net assets exceed the sum calculated above, the excess amount (i.e. gain on a bargain purchase) is recognized in profit or loss immediately.

(b)	Income Tax

The charge for current income tax is based on the profit for the year adjusted for any non-assessable or disallowed items. It is calculated using the tax rates that have been enacted or are substantially enacted by the end of the reporting period.

Deferred tax assets and liabilities are recognized for all temporary differences, between carrying amounts of assets and liabilities for financial reporting purposes and their respective tax bases, at the rates expected to apply when the assets are recovered or liabilities settled, based on those tax rates which are enacted or substantively enacted for each jurisdication. No deferred income tax will be recognized from the initial recognition of an asset or liability, excluding a business combination, where there is no effect on accounting or taxable profit or loss.

Current and deferred tax balances relating to amounts recognized directly in other comprehensive income and equity are recognized directly in other comprehensive income or equity, respectively.

Deferred income tax assets are recognized to the extent that it is probable that future tax profits will be available against which deductible temporary differences can be used.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the Group will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions of deductibility imposed by the law.

(c)	Goodwill

Goodwill and goodwill on consolidation are initially recorded at the amount by which the purchase price for a business or for an ownership interest in a subsidiary exceeds the fair value attributed to the identifiable net assets at acquisition date. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses.

NOTE 2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)	Intangible Assets

(i)	Acquired both separately and from a business combination

Intangible assets acquired separately or in a business combination, are initially measured at cost. The cost of an intangible asset acquired in a business combination is its fair value as at the date of acquisition. Following initial recognition, the cost model is applied to the class of intangible assets that is at cost less any accumulated amortization and any accumulated impairment losses. The useful lives of these intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortized over the useful life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at each financial year end. Intangible assets, excluding development costs, created within the business are not capitalized and expenditure is charged against profits in the period in which the expenditure is incurred. Intangible assets are tested for impairment where an indicator of impairment exists and in the case of indefinite lived intangibles annually, either individually or at the cash generating unit level.

(ii)	Autostereoscopic 3D display technologies and knowhow

The autostereoscopic 3D display technologies and knowhow acquired in the business combination is measured at fair value as at the date of acquisition. These costs are amortized over the estimated useful life of 8 years and are tested for impairment where an indicator of impairment exists. The useful lives are also examined on an annual basis and adjustments, where applicable, are made on a prospective basis.

(iii)	Research and development costs

An intangible asset arising from development expenditure on an internal technology project is recognized only when the Group can demonstrate the technical feasibility of completing the intangible asset or technology so that it will be available for application in existing or new products or for sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development, the ability to measure reliably the expenditure attributable to the intangible asset during its development and the ability to use the tangible asset generated. For labor costs, all research and development member salaries that are directly attributable to the technology project are capitalized. Administrative staff and costs are recognized in the statement of comprehensive income instead of capitalizing this portion of costs. Following the initial recognition of the development expenditure, the cost model is applied requiring the asset to be carried at cost less any accumulated impairment losses.

(iv)	Intellectual property

Expenditure incurred on patents, trademarks or licenses are capitalized from the date of application. They have a definite useful life and are carried at cost less accumulated amortization. They are amortized, using the straight line method over the period of 8 years.

(v)	Computer software

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over their estimated useful lives (2-5 years). Costs associated with maintaining computer software programmes are recognized as an expense when incurred.

(vi)	Amortization

The technology and software applied to develop the 3D autostereoscopic technologies was included with the acquisition of Marvel Digital Limited on 30 September 2015 and was revalued to fair value at that time. Given the timing of this acquisition, the Directors have determined that amortization will commence from 1 January 2016.

(e)	Foreign Currency Translation

The functional currency of each of the Group’s entities is measured using the currency of the primary economic environment in which that entity operates. The condensed consolidated financial statements are presented in Australian dollars which is the parent entity’s functional and presentation currency.

Foreign currency transactions

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Amount receivable and payable in foreign currencies at the end of the reporting period are converted at the rates of exchange ruling at that date.

The gains and losses from conversion of short term assets and liabilities, whether realised or unrealised, are included in profit or loss as they arise.

NOTE 2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)	Foreign Currency Translation (Continued)

Foreign operations

The assets and liabilities of foreign operations are translated into Australian dollars using the exchange rates at the end of the reporting period. The revenues and expenses of foreign operations are translated into Australian dollars using the average exchange rates, which approximate the rate at the date of the transaction, for the period. All resulting foreign exchange differences are recognized in other comprehensive income through the foreign currency translation reserve.

The foreign currency translation reserve is recognized in profit or loss when the foreign operation or net investment is disposed of.

NOTE 3.	OPERATING SEGMENTS

Identification of reportable operating segments

The consolidated entity is organized into four operating segments, being (i) the development, sale and distribution of autostereoscopic 3D displays, conversion equipment, software and provision of technology solutions (ii) sales and distribution of audio products, (iii) provision of consultancy services and (iv) corporate. These operating segments are based on the internal reports that are reviewed and used by the Board of Directors (who are identified as the Chief Operating Decision Makers (‘CODM’)) in assessing performance and in determining the allocation of resources.

The CODM reviews EBITDA (earnings before interest, tax, depreciation and amortization). The accounting policies adopted for internal reporting to the CODM are consistent with those adopted in the consolidated financial statements.

The information reported to the CODM is on at least a monthly basis.

Intersegment transaction

There are no intersegment transactions. There are no intersegment sales, receivables, payables and loans.

Operating segment information

	Consolidated
Consolidated -2016	Development, sale and Distribution (Refer Note 1)	Sales and distribution of audio products	Consultancy services	Corporate	Total
	A$	A$	A$	A$	A$
For the six months ended June 30, 2016
Revenue
Sales to external customers	6,091,221	93,160	-	-	6,184,381
Intersegment sales	-	-	-	-	-
Total sales revenue	6,091,221	93,160	-	-	6,184,381
Other revenue	32,160	63	5	104	32,332
Total revenue	6,123,381	93,223	5	104	6,216,713

EBITDA	4,113,177	(127,012)	(444,576)	(89,964)	3,451,625
Depreciation & amortization					(1,108,030)
Interest income					121
Profit before income tax					2,343,716
Income tax					(583,809)
Profit after income tax					1,759,907
As at June 30, 2016 Assets
Segment assets	23,276,578	20,643	463,417	13,905,867	37,666,505

Liabilities
Segment liabilities	5,188,376	20,907	29,660	20,110,750	25,349,693

Note 1: Development, sale and distribution of 3D displays, conversion equipment, software and provision of technology solutions.

NOTE 4.	REVENUE

An analysis of the Group’s revenue for each major product and service category is as follows:

	Consolidated
	June 30, 2016 A$	June 30, 2015 A$
Development, sales and distribution of 3D autostereoscopic products, conversion equipment, software and provision of technology solutions	6,082,127	-
Sales and distribution of audio products	93,160	521,751
Provision of consultancy services	9,094	64,480
Interest income	121	325
	6,184,502	586,556

NOTE 5.	OTHER INCOME

	Consolidated
	June 30, 2016 A$	June 30, 2015 A$
Design services income	-	81,604
Sundry income	32,211	-
	32,211	81,604

NOTE 6.	PROFIT / (LOSS) BEFORE INCOME TAX

	Consolidated
	June 30, 2016 A$	June 30, 2015 A$
Employee benefit expenses:
- Wages and salaries	1,200,545	333,297
- Defined contribution superannuation plan expenses	27,509	8,189
- Less: Labor cost allocated to projects and development	(426,158)	-
- Non-executive directors’ remuneration	14,000	4,935
Total employee benefit expenses	815,896	346,421

Depreciation and amortization of non-current assets:
- Office furniture	193,314	55,712
- Leasehold improvements	218,998	34,384
- Intangible assets	695,718	-
Total depreciation and amortization	1,108,030	90,096

NOTE 6.	PROFIT / (LOSS) BEFORE INCOME TAX (Continued)

	Consolidated
	30 June, 2016 A$	30 June, 2015 A$
Loss on financial assets at fair value through profit or loss	-	-

Rental expense on operating lease	213,483	8,471

Auditor’s remuneration for:
- Audit and review of financial statements
- Auditor of the Group for ASX reporting	7,759	9,000
- Auditor of the Group for PCAOB audit	-	-

Total auditors’ remuneration	7,759	9,000

NOTE 7.	INCOME TAX EXPENSE

	Consolidated
	30 June, 2016 A$	30 June, 2015 A$
Current tax expense	140,664	-
Deferred tax expense	443,145	-
Income tax expense	583,809	-

(a)	The prima-facie tax on profit / (loss) before income tax is reconciled to the income tax credit /(expenses) as follows:

	Consolidated
	30 June, 2016 A$	30 June, 2015 A$
Numerical reconciliation of income tax expense to prima facie tax payable
Profit / (Loss) before income tax	2,343,716	(544,222)

Income tax (expense) / credit on profit / (loss) before income tax at 30%	(703,115)	163,267
Difference in overseas tax rates	324,222	-
Add / (less) the tax effect of:
Recognition of tax effect of previously unrecognized tax losses and temporary differences	(124,768	-
Utilization of tax losses during the period	(80,148)	-
Tax losses and temporary differences for the year for which no deferred taxation is recognized	-	(163,267)
Income tax expense	(583,809)	-

NOTE 7.	INCOME TAX EXPENSE (Continued)

(b)	Deferred tax assets / (liabilities) arising from temporary differences and unused tax losses can be summarized as follows:

	Consolidated
	June 30, 2016 A$	December 31, 2015 A$
Balance brought forward	(933,853)	-
Accelerated depreciation allowances	35,473	(427,634)
Temporary differences on acquired intangible assets	(64,623)	(1,290,011)
Future benefit of tax losses	(413,995)	783,792
Exchange rate difference	46,600	-
Total	(1,330,398)	(933,853)

NOTE 8.	DIVIDENDS

No dividends were declared and paid during the six months ended 30 June 2016 (2015: Nil).

NOTE 9.	EARNINGS / (LOSS) PER SHARE

The earnings/(loss) per share was calculated based on the weighted average of 79,301,852 (2015: 53,159,536) shares outstanding during the financial period.

NOTE 10.	TRADE AND OTHER RECEIVABLES

	Consolidated
	June 30, 2016 A$	December 31, 2015 A$
Trade receivables	3,434,423	703,792
Other receivables	56,705	4,226
Amounts due from related parties	549,901	284,506
	4,041,029	992,524
Less: Allowances for doubtful debts	-	-
	4,041,029	992,524

NOTE 11.	INVENTORIES

Inventories consist of the following:

	Consolidated
	June 30, 2016 A$	December 31, 2015 A$
Raw materials	875,178	523,489
Finished goods – displays and other products	553,130	175,427
	1,428,308	698,916

NOTE 12.	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

Consolidated
	June 30, 2016 A$	December 31, 2015 A$
Ordinary shares – Designated at fair value through profit or loss	-	-

Reconciliation of the fair values at the beginning and end of the current and previous financial year are set out below:

	Consolidated
	June 30, 2016 A$	December 31, 2015 A$
Opening fair value	-	614,133
Exchange gain	-	-
Disposal	-	(614,133)
Devaluation	-	-
	-	-

NOTE 13.	OTHER ASSETS

	Consolidated
	June 30, 2016 A$	December 31, 2015 A$
Prepayments	168,926	76,067
Trade deposits	1,498,520	410,910
Other deposits	235,519	296,899
GST receivable	108,034	4,270
	2,010,999	788,146

NOTE 14.	PLANT AND EQUIPMENT

	Consolidated
	Leasehold Improvements A$	Office Furniture and Equipment A$	Total A$
At December 31, 2015
Cost	1,431,503	1,820,788	3,252,291
Accumulated depreciation	(464,807)	(1,114,782)	(1,579,589)
Net book amount	966,696	706,006	1,672,702

Six months ended June 30, 2016
Opening net book amount	966,696	706,006	1,672,702
Additions	-	144,480	144,480
Disposals	(125,322)	(53,065)	(178,387)
Depreciation expenses	(218,998)	(193,314)	(412,312)
Written off	-	(67,089)	(67,089)
Exchange difference	(33,333)	(32,894)	(66,227)
Closing net book amount	589,043	504,124	1,093,167

At June 30, 2016
Cost	1,203,850	1,676,669	2,880,519
Accumulated depreciation	(614,807)	(1,172,545)	(1,787,352)
Net book amount	589,043	504,124	1,093,167

NOTE 15.	INTANGIBLE ASSETS AND GOODWILL

	Consolidated
	Goodwill A$	Autostereoscopic 3D Display Technologies and Knowhow A$	Patents and Trademark A$	Software and Licence A$	Total A$
Cost
At January 1, 2016	14,307,935	11,164,603	41,545	36,968	25,551,051
Additions	-	23,340	-	-	23,340
Exchange difference	(507,514)	(403,557)	(1,500)	(2,482)	(915,053)
At June 30, 2016	13,800,421	10,784,386	40,045	34,486	24,659,338

Accumulated Amortization and Impairment Losses
At January 1, 2016	-	-	-	(5,957)	(5,957)
Amortization	-	(681,302)	(3,172)	(11,244)	(695,718)
Exchange difference	-	7,454	33	925	8,412
At June 30, 2016	-	(673,848)	(3,139)	(16,276)	(693,263)

Carrying Amount
At January 1, 2016	14,307,935	11,164,603	41,545	31,011	25,545,094
At June 30, 2016	13,800,421	10,110,538	36,906	18,210	23,966,075

NOTE 16.	DEVELOPMENT PROJECTS

Development projects represent the development costs directly attributable to and incurred for several internal technology projects of the Group which are in cooperation with the universities and professional technology institutions in Hong Kong for developing innovative technology to be applied in the existing and new 3D related products of the Group. Cost model is applied for development projects which require these assets to be carried at cost less any accumulated impairment losses.

NOTE 17.	TRADE AND OTHER LIABILITIES

	Consolidated
	June 30, 2016 A$	December 31, 2015 A$
Trade payables	344,525	131,514
Accruals	170,569	87,401
Value added tax payables	29,084	253,673
Deferred revenue	51,951	-
Others	20,652	5,030
	616,781	477,618

NOTE 18.	ISSUED CAPITAL

(a)	Share capital
Group
	June 30, 2016		December 31, 2015

	Number of shares	$	Number of shares	$
Ordinary Shares fully paid	79,301,852	10,410,279	79,301,852	10,410,279

(b)	Movements in share capital

	Number of Shares	$

December 31, 2015 & January 1, 2016	79,301,852	10,410,279

Issue of shares during the period	-	-

June 30, 2016	79,301,852	10,410,279

There is only one class of share on issue being ordinary fully paid shares. Holders of ordinary shares are treated equally in all respects regarding voting rights and with respect to the participation in dividends and in the distribution of surplus assets upon a winding up. The fully paid ordinary shares have no par value.

(c)	Options on issue

There were no share options issued and outstanding during and at the end of the financial period.

NOTE 19.	COMMITMENTS

(a)	Non-cancellable operating leases

The Group has entered into commercial leases for rental accommodation and certain items of plant and equipment.

	Consolidated
	June 30, 2016	December 31, 2015
	A$	A$

Committed at the reporting date but not recognized as liabilities, which are payable:
- Within one year	145,386	190,913
- Two to five years	67,052	135,896
- More than five years	-	-
	212,438	326,809

(b)	Contractual commitments

As at June 30, 2016, the Group had contractual commitments for certain development projects of approximately $472,000 which are payable in 2016.

(c)	Capital commitments

As at June 30, 2016, the Group had internal capital commitments for the investments in two PRC subsidiaries of RMB25,560,000 (approximately $5,200,000).

NOTE 20.	PROVISIONS

	Consolidated
	June 30, 2016 A$	December 31, 2015 A$
Employee benefits	22,181	29,230

NOTE 21.	AMOUNT DUE TO ULTIMATE HOLDING COMPANY

	Consolidated
	June 30, 2016 A$	December 31, 2015 A$
Current portion	458,624	875,939
Non-current portion	2,597,550	2,694,900
	3,056,174	3,570,839

The amount due to the ultimate holding company – Marvel Finance Limited (“MFL”) of HK$15,000,000 (approximately $2,597,500) is unsecured and carries interest at an annual interest rate of 2.5% over the one month Hong Kong Interbank Offer Rate (“HIBOR”) starting from January 1, 2016 and is not expected to be repaid in the next twelve months.

NOTE 22.	CONTINGENT LIABILITY PAYABLE

(a)	There are no material contingent liabilities or contingent assets of the Group at the end of the reporting period other than the contingent consideration payable for acquisition of Marvel Digital Limited (“MDL”) as disclosed below:

In accordance with the terms of Company’s acquisition of MDL on September 30, 2015, the Company agreed to pay Marvel Finance Limited (“MFL”) a deferred performance fee calculated at five times of the average annualized consolidated profits of MDL for the two years’ period from the completion date less the initial purchase consideration. The Group has included approximately HK$115,980,000, equivalent to $20,083,495 as contingent consideration, which represents its fair value at the date of acquisition. The fair value of contingent consideration is based on an independent valuation which is determined by using the discounted cash flow method on the probability-weighted financial projection of MDL for the period from October 1, 2015 to September 30, 2017 and is under level 3 fair value adjustment.

The Company agreed to pay this deferred performance fee by cashier order or banker draft within two weeks upon the Company and MFL agreeing on the audited profits no later than four months after the second anniversary of the date of acquisition, i.e. January 31, 2018. At June 30, 2016, the Company carried out an assessment on the fair value of contingent consideration and no significant changes to the consideration were expected. At the date of approval of these consolidated financial statements, no further significant changes to the consideration are expected.

(b)	Reconciliation of contingent payable

	Consolidated
	June 30, 2016	December 31, 2015
	A$	A$

Balance brought forward	20,836,176	-
Contingent consideration on MDL Acquisition	-	21,396,339
Exchange difference	(752,681)	(560,163)
Total	20,083,495	20,836,176

NOTE 23.	CONTROLLED ENTITIES

	Country of Incorporation	Percentage Owned
		June 30, 2016	December 31, 2015
Parent Entity: Integrated Media Technology Limited	Australia
Subsidiaries of Integrated Media Technology Limited:
CIMC Marketing Pty. Limited	Australia	100%	100%
Yamaga Limited (Formerly China Media Limited)	Hong Kong	100%	100%
Dragon Creative Limited	Hong Kong	100%	100%
Binario Limited	British Virgin Islands	100%	100%
Conco International Co., Limited	British Virgin Islands	-	100%
Yamaga Audio Limited	United States of America	100%	-
Zamora Corporation	United States of America	100%	-
Marvel Digital Limited	Hong Kong	100% (indirect)	100% (indirect)
Visumotion International Limited	Hong Kong	100% (indirect)	100% (indirect)
Marvel Digital (Shenzhen) Limited	P.R.C.	100% (indirect)	100% (indirect)
Marvel Software (Shenzhen) Limited	P.R.C.	100% (indirect)	100% (indirect)
Global Vantage Audio Limited	Hong Kong	50% (indirect)	50% (indirect)

NOTE 24.	BUSINESS COMBINATIONS

(a)	Acquisition of subsidiaries

During the reporting period, the Company added the following subsidiaries to the consolidated group:

	Fair Value of Net Assets Acquired	Consideration Paid

Yamaga Audio Limited	1	1
Zamora Corporation	1	1
Total	2	2

As at the date of acquisition there were no other assets or liabilities and therefore no goodwill arose out of the acquisitions.

(b)	Sale of Conco International Co., Limited

During the reporting period, the Company disposed of its shareholding in Conco International Co., Limited, which was a company principally engaged in the design, sales and distribution of audio products. The consideration received for the disposal of shares was A$54,257. A loss on disposal of A$872 was incurred on the disposal of these shares.

NOTE 25.	RELATED PARTY TRANSACTIONS

Transactions with related parties include the following:

(a)	Transactions with key management personnel

During the period, Dr. Man-Chung CHAN and Mike Chi-Wen HSIEH received director’s fee of A$6,000 (2015: A$9,974) and Nil (2015: A$4,935) respectively.

During the period, director’s fees of A$5,000 (2015: Nil) were accrued for Mr. Wilton Timothy Carr INGRAM.

During the period, director’s fees of A$3,000 (2015: Nil) were accrued for Dr. Chang Yuen CHAN.

(b)	Other related party transactions

During the period, the Group has the following material transactions with its related parties:

	Consolidated
	For the six months ended June 30, 2016	For the six months ended June 30, 2015
	A$	A$
Sales of products to related parties [1]	359,207	-
Service fees received from a related party [1]	42,010
Service fees paid to a related party [1]	3,676	-
Finance costs charged by ultimate holding company	36,273	-
Company secretarial fees paid to a related company [2]	2,500	-

1 Our director, Dr. Herbert Ying Chiu LEE, has control over the above related parties.

2 Our director, Mr. Con UNERKOV, is a common director of this related company.

During the period, the Group incurred expenditure of $17,985 (excluding GST) to BDO Administration (SA) Pty Ltd in respect to company secretarial and taxation services. George Yatzis, Company Secretary of Integrated Media Technology Limited is a director of BDO Administration (SA) Pty Ltd.

NOTE 25.	RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	Amounts due from / to related parties

As disclosed in Note 10, there were amounts of $549,901 due from certain related companies in which our director, Dr. Herbert Ying Chiu LEE has control. The amounts due from the related companies are unsecured, non-interest bearing and repayable on demand.

As disclosed in Note 21, there was an amount of $3,056,174 due to ultimate holding company – Marvel Finance Limited.

As at June 30, 2016, the Group had outstanding invoices owing to BDO Administration (SA) Pty Ltd totalling $2,283. George Yatzis, Company Secretary of Integrated Media Technology Limited is a director of BDO Administration (SA) Pty Ltd.

NOTE 26.	CASH FLOW INFORMATION

	Consolidated
	Period ended June 30, 2016	Period ended June 30, 2015
	A$	A$
CASH FLOWS FROM CHANGES IN WORKING CAPITAL
(Increase)/Decrease in assets:
Other receivables and deposits	(891,320)	(1,370)
Inventories	(701,110)	-
Trade receivables	(2,856,460)	236,990
Increase / (Decrease) in liabilities:
Trade payables	89,885	(2,705)
Other payables	-	(75,957)
Accrued expenses	-	(2,558)
Deferred revenue	51,951	(41,336)
Provision for annual leave	(5,995)	-
Trade deposits received	(246,191)	79,765
NET CASH FLOWS FROM CHANGES IN WORKING CAPITAL	(4,559,240)	192,829

NOTE 27.	RESERVE

Foreign currency translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations to Australian dollars.

NOTE 28.	EVENTS OCCURRING AFTER THE REPORTING DATE

In July 2016, Marvel Digital (Shenzhen) Limited, a wholly-owned subsidiary of Marvel Digital Limited (“MDL”), entered into a framework agreement with a customer in China in respect of their expected procurement for a total of 500,000 units of autostereoscopic 3D digital signage in 28” and 55” sizes from MDL with a view to building an extensive high-end 3D advertising network. The customer is a renowned out-of-home media and advertising network operator in China with extensive coverage in all major cities of China. This agreement is not binding and conclusive until the customer placed official purchase orders of the autostereoscopic 3D digital signage and the terms are mutually agreed.

Pursuant to shareholders meeting on October 12, 2016, the Company changed its name to Integrated Media Technology Limited.

There have been no other subsequent events.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Marvel Digital Limited
We have audited the accompanying consolidated statements of financial position of Marvel Digital Limited (the "Company") and its subsidiaries (collectively, the "Group") as of September 30, 2015 and March 31, 2015, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for the six months ended September 30, 2015 and for the year ended March 31, 2015. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of September 30, 2015 and March 31, 2015 and the consolidated results of its operations and its cash flows for the six months ended September 30, 2015 and for the year ended March 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ HKCMCPA COMPANY LIMITED
HKCMCPA COMPANY LIMITED
Certified Public Accountants
Hong Kong, China

February 8, 2017

15/F, Aubin House, 171 &172 Gloucester Road, Wanchai, Hong Kong
Tel: (852) 2573 2296 Fax: (852) 3015 3860	http://www.hkcmcpa.us

MARVEL DIGITAL LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in Australian dollars, except number of shares)

	Note	Six months ended September 30, 2015 A$	Year ended March 31, 2015 A$
Revenue
Revenue from operating activities	5, 23(b)	1,345,974	2,302,222
Interest income	5	495	254
		1,346,469	2,302,476
Other income	6	30,303	37,382
		1,376,772	2,339,858

Expenses
Cost of revenue		(416,282)	(907,679)
Employee benefit expenses		(708,928)	(947,282)
Depreciation and amortization expenses		(402,897)	(469,953)
Professional and consulting expenses		-	(8,118)
Other expenses		(417,341)	(1,144,727)
Finance costs		(26,471)	(89,664
Total expenses		(1,971,919)	(3,567,423)

Loss before income tax	7	(595,147)	(1,227,565)
Income tax expense	8	-	-

Loss for the period / year		(595,147)	(1,227,565)
Other comprehensive income
Items that may be re-classified subsequently to profit or loss
Foreign currency translation		1,294,685	535,188

Other comprehensive income for the period / year, net of tax		1,294,685	535,188

Total comprehensive income / (loss) for the period / year		699,538	(692,377)

The above statement of comprehensive income should be read in conjunction with the accompanying notes.

MARVEL DIGITAL LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in Australian dollars, except number of shares)

		September 30, 2015 A$	March 31, 2015 A$
	Note
ASSETS
Current Assets
Cash and cash equivalents		854,057	628,734
Trade and other receivables	10	27,674	748
Inventories	11	1,188,167	898,871
Financial assets at fair value through profit or loss	12	-	2,074,000
Other assets	13	1,428,958	882,693

Total Current Assets		3,498,856	4,485,046

Non-Current Assets
Intangible assets	14	3,245,276	1,938,151
Plant and equipment	15	1,574,817	1,728,675
Capitalized development costs	16	709,463	1,106,934

Total Non-Current Assets		5,529,556	4,773,760

TOTAL ASSETS		9,028,412	9,258,806

LIABILITIES
Current Liabilities
Trade and other liabilities	17	93,468	258,677
Trade deposit received		57,287	54,254
Amounts due to related parties	21	3,661,444	901,139
Provisions	20	-	10,781
Secured bank loan		-	2,875,452

Total Current Liabilities		3,812,199	4,100,303

TOTAL LIABILITIES		3,812,199	4,100,303

NET ASSETS		5,216,213	5,158,503

EQUITY
Issued capital (no par value, 3,000 ordinary shares issued and outstanding as of September 30, 2015 (after share consolidation of 10,000 shares to 1 (note 18(b)) and 30,000,000 ordinary shares issued and outstanding as of March 31, 2015)	18	5,534,700	5,534,700
Reserves	26	3,051,968	2,399,111
Accumulated losses		(3,370,455)	(2,775,308)

TOTAL EQUITY		5,216,213	5,158,503

The above statement of financial position should be read in conjunction with the accompanying notes.

MARVEL DIGITAL LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in Australian dollars, except number of shares)

	Issued Capital	Other Reserve	Translation Reserve	Accumulated Losses	Total
	A$	A$	A$	A$	A$
Balance at April 1, 2014	5,534,700	1,957,101	(1,596,017)	(1,547,743)	4,348,041
Other comprehensive income for the year, net of tax	-	-	535,188	-	535,188
Loss after income tax expense for the year	-	-	-	(1,227,565)	(1,227,565)

Total comprehensive income / (loss) for the year	-	-	535,188	(1,227,565)	(692,377)
Capital injection from original shareholder of a subsidiary	-	1,502,839	-	-	1,502,839

Balance at March 31, 2015	5,534,700	3,459,940	(1,060,829)	(2,775,308)	5,158,503

	Issued Capital	Other Reserve	Translation Reserve	Accumulated Losses	Total
	A$	A$	A$	A$	A$
Balance at April 1, 2015	5,534,700	3,459,940	(1,060,829)	(2,775,308)	5,158,503
Other comprehensive income for the period, net of tax	-	-	1,294,685	-	1,294,685
Loss after income tax expense for the period	-	-	-	(595,147)	(595,147)

Total comprehensive income / (loss) for the period	-	-	1,294,685	(595,147)	699,538
Consideration for acquisition of a subsidiary	-	(641,828)	-	-	(641,828)

Balance at September 30, 2015	5,534,700	2,818,112	233,856	(3,370,455)	5,216,213

The above statement of changes in equity should be read in conjunction with the accompanying notes.

MARVEL DIGITAL LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in Australian dollars, except number of shares)

(Unaudited)

		Six months ended September 30, 2015	Year ended March 31,2015
	Note	A$	A$
Cash flows related to operating activities
Net loss before income tax		(595,147)	(1,227,565)
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization of intangible assets		11,002	10,487
Depreciation of plant and equipment		391,895	459,466
Interest income		(495)	(254)
Finance costs		26,471	89,664
Net cash flows from changes in working capital	25	(1,035,444)	(790,163)

Net cash flows used in operating activities		(1,201,718)	(1,458,365)

Cash flows related to investing activities
Payment on development expenditure		(252,547)	(821,831)
Acquisition of plant and equipment		(119,831)	(751,980)
Acquisition of intangible assets		(354,303)	(595,833)
Interest received		495	254

Net cash flows used in investing activities		(726,186)	(2,169,390)

Cash flows related to financing activities
Repayment of secured bank loan		(2,948,232)	(347,547)
Capital injection from original shareholder of a subsidiary		-	1,502,839
Advances from related parties		4,192,477	6,203,620
Interest paid		(26,471)	(89,664)

Net cash flows provided by financing activities		1,217,774	7,269,248

Net increase in cash and cash equivalents		(710,130)	3,641,493
Effect of exchange rate changes on cash and cash equivalents		935,453	310,221
Cash and cash equivalents at the beginning of the period / year		628,734	(3,322,980)

Cash and cash equivalents at the end of the period / year		854,057	628,734

The above statement of cash flows should be read in conjunction with the accompanying notes.

MARVEL DIGITAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Australian dollars, unless otherwise noted)

NOTE 1. REPORTING ENTITY

The consolidated financial report covers the entity of Marvel Digital Limited ("MDL") and its controlled entities for the year ended March 31, 2015 and the six months period ended September 30, 2015 which were authorized for issue by the Board of Directors on February 9, 2017. MDL is a private company limited by shares, incorporated and domiciled in Hong Kong. MDL is a technology company focusing on the research and development on digital media technology, specializing in glasses-free 3D technology and its subsidiaries carry out the business of the Group in Hong Kong and China.

The Company and its subsidiaries are referred to as the "Group".

The consolidated financial statements of the Group are presented in Australian Dollars ("A$").

NOTE 2. BASIS OF ACCOUNTING

The consolidated financial statements are special purpose financial report that have been prepared in accordance with International Financial Reporting Standards ("IFRSs") as issued by the International Accounting Standards Board, and also are compiled with Rule 3-05 of SEC Regulation S-X.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the material accounting policies adopted by the Group in the preparation of the consolidated financial statements. The accounting policies have been consistently applied, unless otherwise stated.

The consolidated financial statements present the operating results of the Group only. Supplementary information about the parent entity is disclosed in Note 24.

(a)	Basis of Preparation

The consolidated financial statements have been prepared on the accrual basis and are based on historical costs modified by the revaluation of selected non-current assets, financial assets and financial liabilities for which the fair value basis of accounting has been applied.

(b)	Principles of Consolidation

The consolidated financial statements comprise the financial statements of MDL and its subsidiaries as at March 31, 2015 and September 30, 2015 ("the Group"). Subsidiaries are entities (including structured entities) over which the Group has control. The Group has control over an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity, and has the ability to use its power to affect those returns. Subsidiaries are consolidated from the date on which control is transferred to the Group and are deconsolidated from the date that control ceases. A list of the controlled entities as at March 31,2015 and September 30, 2015 is disclosed in Note 22 to the consolidated financial statements.

All inter-company balances and transactions between entities within the Group, including any unrealized profits or losses, have been eliminated upon consolidation.

Where controlled entities have entered or left the Group during the year, the operating results have been included from the date control was obtained or until the date control ceased.

Non-controlling interest in the results and equity of subsidiaries are shown separately in the consolidated statement of comprehensive income and consolidated statement of financial position of the Group. Losses incurred by the Group are attributed to the non-controlling interest in full, even if that results in a deficit balance.

Where the Group loses control over a subsidiary, it derecognizes the assets including goodwill, liabilities and non-controlling interest in the subsidiary together with any cumulative translation differences recognized in other comprehensive income. The Group recognizes the fair value of the consideration received and the fair value of any investment retained together with any gain or loss in profit or loss.

(c)	Business Combination

The Group accounts for business combinations using the acquisition method when control is transferred to the Group. The consideration transferred by the Company to obtain control of a subsidiary is calculated as the sum of the acquisition-date fair values of assets transferred, liabilities incurred and the equity interests issued by the Company, which includes the fair value of any asset or liability arising from a contingent consideration arrangement. Acquisition costs are expensed as incurred, except if related to the issue of debt or equity securities.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c)	Business Combination (Continued)

Any contingent consideration is measured at fair value at the date of acquisition. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not re-measured and settlement is accounted for within equity. Otherwise, other contingent consideration is re-measured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognized in profit or loss.

The Company recognizes identifiable assets acquired and liabilities assumed in a business combination regardless of whether they have been previously recognized in the acquiree’s financial statements prior to the acquisition. Assets acquired and liabilities assumed are generally measured at their acquisition-date fair values.

Goodwill is stated after separate recognition of identifiable intangible assets. It is calculated as the excess of the sum of: (a) fair value of consideration transferred, (b) the recognized amount of any non-controlling interest in the acquire, and (c) acquisition-date fair value of any existing equity interest in the acquiree, over the acquisition-date fair values of identifiable net assets. If the fair values of identifiable net assets exceed the sum calculated above, the excess amount (i.e. gain on a bargain purchase) is recognized in profit or loss immediately.

(d)	Income Tax

The charge for current income tax is based on the profit for the year adjusted for any non-assessable or disallowed items. It is calculated using the tax rates that have been enacted or are substantially enacted by the end of the reporting period.

Deferred tax assets and liabilities are recognized for all temporary differences, between carrying amounts of assets and liabilities for financial reporting purposes and their respective tax bases, at the rates expected to apply when the assets are recovered or liabilities settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction. No deferred income tax will be recognized from the initial recognition of an asset or liability, excluding a business combination, where there is no effect on accounting or taxable profit or loss.

Current and deferred tax balances relating to amounts recognized directly in other comprehensive income and equity are recognized directly in other comprehensive income or equity, respectively.

Deferred income tax assets are recognized to the extent that it is probable that future tax profits will be available against which deductible temporary differences can be used.

The amount of benefits brought to account or which may be realized in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the Group will derive sufficient future assessable income to enable the benefit to be realized and comply with the conditions of deductibility imposed by the law.

(e)	Intangible Assets

(i)	Capitalized development costs

An intangible asset arising from development expenditure on an internal technology project is recognized only when the Group can demonstrate the technical feasibility of completing the intangible asset or technology so that it will be available for application in existing or new products or for sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development, the ability to measure reliably the expenditure attributable to the intangible asset during its development and the ability to use the tangible asset generated. For labour costs, all research and development member salaries that are directly attributable to the technology project are capitalized. Administrative staff and costs are recognized in the statement of comprehensive income instead of capitalizing this portion of costs. Following the initial recognition of the development expenditure, the cost model is applied requiring the asset to be carried at cost less any accumulated impairment losses.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)	Intangible Assets (Continued)
(ii)	Intellectual property

Expenditure incurred on patents, trademarks or licenses are capitalized from the date of application. They have a definite useful life and are carried at cost less accumulated amortization. They are amortized only after the patent has been issued, using the straight line method over the period of expected benefit of 8 years.

(iii)	Computer software

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over their estimated useful lives ranging (2-5 years). Costs associated with maintaining computer software programmes are recognized as an expense when incurred.

(f)	Inventories

Finished goods are stated at the lower of cost and net realizable value on a 'first in first out' basis. Cost comprises direct materials and delivery costs, import duties and other taxes. Costs of purchased inventories are determined after deducting rebates and discounts received or receivable. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.

(g)	Leases

Leases of fixed assets where substantially all the risks and benefits incidental to the ownership of the asset, but not the legal ownership that are transferred to the entities in the Group are classified as finance leases.

Finance leases are capitalized by recording the assets and liabilities at the lower of the amounts equal to the fair value of the leased property or the present value of the minimum lease payments, including any guaranteed residual values. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period.

Lease assets are depreciated on a straight-line basis over their estimated useful lives where it is likely that the Group will obtain ownership of the assets or over the term of the lease.

Lease payments for operating lease, where substantially all the risks and benefits remain with the lessor, are charged as expenses on a straight line basis unless another method is more representative of the pattern to the users benefit.

Lease incentive under operating lease are recognized as a liability and amortized on a straight-line basis over the life of the lease term.

(h)	Impairment of Assets

At each reporting date, the Group reviews the carrying values of its tangible and intangible assets to determine whether there is any indication that those assets have been impaired. If such an indication exists, the recoverable amount of the assets, being the higher of the asset’s fair value less costs to sell and value in use, is compared to the asset’s carrying value. Any excess of the asset’s carrying value over its recoverable amount is expensed in profit or loss.

Impairment testing is performed annually for goodwill and intangible assets with indefinite lives.

Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belong.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i)	Investments and Other Financial Assets
(i)	Recognition

Financial instruments are initially measured at costs on trade date, which includes transaction costs, when the related contractual rights or obligations exist. Subsequent to initial recognition these instruments are measured as set out below.

(ii)	Financial assets at fair value through profit and loss

A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designed by management and within the requirements of IFRS 39: Recognition and Measurement of Financial Instruments. Derivatives are also categorized as held for trading unless they are designated as hedges. Realized and unrealized gains and losses arising from changes in the fair value of these assets are recognized in profit or loss in the period in which they arise.

(iii)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determined payments that are not quoted in an active market and are stated at amortized costs using the effective interest rate methods.

(iv)	Financial liabilities

Non-derivative financial liabilities are recognized at amortized costs, comprising original debt less principal payments and amortization.

(v)	Fair value

Fair value is determined based on current bid prices for all quoted investments. Valuation techniques are applied to determine the fair value for all unlisted securities, including recent arm’s length transactions, with reference to similar instruments and options pricing models.

(vi)	Impairment

At each reporting date the Group assesses whether there is any objective evidence that a financial instrument has been impaired. Impairment losses are recognized in profit or loss.

(j)	Plant and Equipment

Items of plant and equipment are measured at cost less accumulated depreciation and impairment losses.

The carrying amount of plant and equipment is reviewed annually by the directors to ensure it is not in excess of the recoverable amount from those assets. The recoverable amount is assessed on the basis of the expected net cash flows that will be received from the asset’s employment and subsequent disposal. The expected net cash flows have been discounted to their present values in determining recoverable amounts.

The depreciable amount of all fixed assets are depreciated over their estimated useful lives to the Group commencing from the time the assets is held ready for use.

Depreciation is calculated on a straight-line basis to write the net cost of each item of plant and equipment over their expected useful lives. The depreciation rates used for each class of depreciable assets are generally as follows:

Class of fixed assets	Depreciation rate
Leasehold Improvements	5 years
Furniture and Fixtures	3-5 years
Office Equipment	3-5 years
Motor Vehicles	4 years

Gains and losses on disposal are determined by deducting the net book value of the assets from the proceeds of sale and are booked to the statement of comprehensive income in the year of disposal.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(k)	Foreign Currency Translation

The functional currency of each of the Group’s entities is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in Australian dollars which is the parent entity’s functional and presentation currency.

Foreign currency transactions

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Amount receivable and payable in foreign currencies at the end of the reporting period are converted at the rates of exchange ruling at that date.

The gains and losses from conversion of short term assets and liabilities, whether realized or unrealized, are included in profit or loss as they arise.

Foreign operations

The assets and liabilities of foreign operations are translated into Australian dollars using the exchange rates at the end of the reporting period. The revenues and expenses of foreign operations are translated into Australian dollars using the average exchange rates, which approximate the rate at the date of the transaction, for the period. All resulting foreign exchange differences are recognized in other comprehensive income through the foreign currency translation reserve.

The foreign currency translation reserve is recognized in profit or loss when the foreign operation or net investment is disposed of.

(l)	Segment Reporting

A business segment is identified for a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is identified when products or services are provided within a particular economic environment subject to risks and returns that are different from those of segments operating in other economic environments.

(m)	Trade and Other Receivables

Trade receivables are recognized at original invoice amounts less an allowance for uncollectible amounts and have repayment terms between 30 and 90 days. Collectability of trade receivables is assessed on an ongoing basis. Debts which are known to be uncollectible are written off. An allowance is made for doubtful debts where there is objective evidence that the Group will not be able to collect all amounts due according to the original terms. Objective evidence of impairment includes financial difficulties of the debtor, default payments or debts more than 30 days overdue. On confirmation that the trade receivable will not be collectible the gross carrying value of the asset is written off against the associated provision.

(n)	Trade and Other Payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of the financial year which are unpaid. The amounts are unsecured and are paid on normal commercial terms.

(o)	Borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities, which are not an incremental cost relating to the actual draw-down of the facility, are recognized as prepayments and amortized on a straight-line basis over the term of the facility.

Borrowings are removed from the Statement of Financial Position when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of the financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in other income or other expenses.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the end of the reporting period.

(p)	Borrowing Costs

Borrowing costs incurred for the construction of a qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use or sale. Other borrowing costs are expensed.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(q)	Employee Benefits

Short-term employee benefit obligations

Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled wholly within 12 months after the end of the reporting period are recognized in other liabilities in respect of employees' services rendered up to the end of the reporting period and are measured at amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognized when leave is taken and measured at the actual rates paid or payable.

Other long-term employee benefit obligations

Liabilities for long service leave and annual leave are not expected to be settled wholly within 12 months after the end of the reporting period. They are recognized as part of the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees to the end of the reporting period using the projected unit credit method. Consideration is given to expect future salaries and wages levels, experience of employee departures and periods of service. Expected future payments are discounted using national government bond rates at the end of the reporting period with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

Regardless of when settlement is expected to occur, liabilities for long service leave and annual leave are presented as current liabilities in the statement of financial position if the entity does not have an unconditional right to defer settlement for at least 12 months after the end of the reporting period.

(r)	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and call deposits with banks or financial institutions, investments in money market instruments maturing within less than three months and net of bank overdrafts.

(s)	Revenue

Revenue comprises the fair value for the sale of goods and services, excluding goods and services tax, rebates and discounts. The Company recognizes revenue when the amount of revenue can be reliably measured when it is probable that future economic benefits will flow to the entity and when specific criteria have been met for each of the Company’s activities.

Sale of Goods

Revenue from sale of 3D autostereoscopic displays, software and related 3D products is recognized when the significant risks and rewards of ownership have passed to the buyer and can be reliably measured. Risks and rewards are considered passed to the buyer when goods have been delivered to the customer.

Sale of Services

Sales of services are recognized in the accounting period in which the services are rendered by reference to completion of the specific transaction assessed on the basis of the actual service provided as proportion of the total services to be provided.

Consultancy Services

Revenue from provision of consultancy services is recognized when the respective service is rendered.

Interest Income

Revenue is recognized as interest accrues using the effective interest method.

(t)	Other Taxes

Revenues, expenses and assets are recognized net of the amount of valued-added tax ("VAT"), except where the amount of VAT incurred is not recoverable from the taxation authorities in other jurisdictions. In these circumstances, the VAT is recognized as part of the cost of acquisition of the assets or as part of an item of expense. Receivables and payables in the consolidated statement of financial position are shown inclusive of VAT.

Cash flows are included in the consolidated statement of cash flows on a gross basis and the VAT component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(u)	Issued Capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options for the acquisition of a business are not included in the cost of the acquisition as part of the purchase consideration.

(v)	Fair Value

Fair values may be used for financial asset and liability measurement and for sundry disclosures.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is based on the presumption that the transaction takes place either in the principal market for the asset or liability or, in the absence of a principal market, in the most advantageous market. The principal or most advantageous market must be accessible to, or by, the Group.

Fair value is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their best economic interest.

The fair value measurement of a non-financial asset takes into account the market participant's ability to generate economic benefits by using the asset at its highest and best use or by selling it to another market participant that would use the asset at its highest and best use.

In measuring fair value, the Group uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

(w)	New, Revised or Amending Accounting Standards and Interpretations
(i)	The Group has applied the following standards and amendments for first time in their annual reporting period commencing January 1, 2015:

•	Investment Entities - Amendments to IFRS 10, IFRS 12 and IAS 27

These amendments provide an exception to the consolidation requirement for entities that meet the definition of an investment entity under IFRS 10 Consolidated Financial Statements and must be applied retrospectively, subject to certain transition relief. The exception to consolidation requires investment entities to account for subsidiaries at fair value through profit or loss. These amendments have no impact on the Group, since none of the entities in the Group qualified to be an investment entity under IFRS 10.

•	Amendments to IFRS 36 - Recoverable Amount Disclosures for Non-Financial Assets

The amendments include the requirement to disclose additional information about the fair value measurement when the recoverable amount of impaired assets is based on fair value less costs of disposal. This amendment has resulted in increased disclosures in the Group’s consolidated financial statements.

•	Offsetting Financial Assets and Financial Liabilities - Amendments to IFRS 32

These amendments clarify the meaning of "currently has a legally enforceable right to set-off" and the criteria for non-simultaneous settlement mechanisms of clearing houses to qualify for offsetting and is applied retrospectively. These amendment have no impact on the Group, since none of the entities in the Group has any offsetting arrangements.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(w)	New, Revised or Amending Accounting Standards and Interpretations (Continued)
(i)	The Group has applied the following standards and amendments for first time in their annual reporting period commencing January 1, 2015 (Continued):

•	Interpretation 21 Accounting for Levies

Interpretation 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers the payment, as identified by the relevant legislation, occurs. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability should be anticipated before the specified minimum threshold is reached. Retrospective application is required for IFRIC 21. This interpretation has no impact on the Group as it has applied the recognition principles under IFRS 37 Provisions, Contingent Liabilities and Contingent Assets consistent with the requirements of IFRIC 21 in prior years.

(ii)	New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations issued by the IASB which are not yet mandatorily application to the Group have not been applied in preparing these consolidated financial statements. Those which may be relevant to the Group are set out as below. The Group does not plan to adopt these standards early.

•	IFRS 9 Financial Instruments and associated Amending Standards (applicable to annual reporting period commencing January 1, 2018)

The Standard will be applicable retrospectively (subject to the comment on hedge accounting below) and includes revised requirements for the classification and measurement of financial instruments, revised recognition and derecognition requirements for financial instruments and simplified requirements for hedge accounting.

Key changes made to this standard that may affect the Group on initial application include certain simplifications to the classification of financial assets, simplifications to the accounting of embedded derivatives, and the irrecoverable election to recognize gains and losses on investments in equity instruments that are not held for trading in other comprehensive income.

Although the Directors anticipate that the adoption of IFRS 9 may have an impact on the Group’s financial instruments it is impractical at the stage to provide a reasonable estimate of such impact.

(x)	Critical Accounting Judgments, Estimates and Assumptions

The preparation of the consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts in the consolidated financial statements. Management continually evaluates its judgments and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgments, estimates and assumptions on historical experience and on other various factors, including expectations of future events, management believes to be reasonable under the circumstances. The resulting accounting judgments and estimates will seldom equal the related actual results. The judgments, estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(i)	Provision for impairment of receivables

The provision for impairment of receivables assessment requires a degree of estimation and judgment. The level of provision is assessed by taking into account the recent sales experience, the ageing of receivables, historical collection rates and specific knowledge of the individual debtor’s financial position. Refer to Note 12 for further details.

(ii)	Estimation of useful lives of assets

The Group determines the estimated useful lives and related depreciation and amortization charges for its plant and equipment and finite life intangible assets. The useful lives could change significantly as a result of technical innovations or some other events. The depreciation and amortization charge will increase where the useful lives are less than previously estimated lives, or technically obsolete or non-strategic assets that have been abandoned or sold will be written off or written down. Refer to Note 3(e) and 3(j) for further details.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(x)	Critical Accounting Judgments, Estimates and Assumptions (Continued)
(iii)	Income tax

The Group is subject to income taxes in the jurisdictions in which it operates. Significant judgment is required in determining the provision for income tax and in assessing whether deferred tax assets and certain deferred tax liabilities are recognized in the consolidated statement of financial position. Deferred tax assets, including those arising from unrecouped tax losses, capital losses and temporary differences, are recognized only where it is considered more likely than not that they will be recovered, which is dependent on the generation of sufficient future taxable profits. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. In addition, there are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Group recognizes liabilities for anticipated tax audit issues based on the Group’s current understanding of the tax law. Where the final tax outcome of these matters is different from the carrying amounts, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

Judgements are also required about the application of income tax legislation. These judgements and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognized in the statement of financial position and the amount of other tax losses and temporary differences not yet recognized. In such circumstances, some or all of the carrying amounts of recognized deferred tax assets and liabilities may require adjustments, resulting in a corresponding credit or charge to the statement of comprehensive income.

(iv)	Capitalized technology development expenditure in intangibles

In determining which technology development expenditure may be capitalized the Group applies judgement to distinguish those costs which have a direct relationship to the criteria for capitalization described in accounting policy Note 3(e), from those which should be expensed in the period incurred. This involves evaluating the nature of work performed by staff as well as universities, educational and professional institutions, third party consultants and contractors, and in many cases includes a judgemental apportionment of costs.

(v)	Impairment of non-financial assets

The Group assesses impairment of all assets (including intangible assets) at each reporting date by evaluating conditions specific to the Group and to the particular asset that may lead to impairment. These include product, technology, economic and political environments and future product expectations. If an impairment trigger exists the recoverable amount of the asset is determined. Given the current uncertain economic environment management considered that the indicators of impairment were significant enough and as such these assets have been tested for impairment in this financial period. Refer to Note 3(h) for details regarding the method and assumptions used.

NOTE 4. REVENUE AND SEGMENT INFORMATION

Identification of reportable operating segments

The consolidated entity is organized into four operating segments, being (i) the development, sale and distribution of autostereoscopic 3D displays, conversion equipment, software and provision of technology solutions (ii) sales and distribution of audio products, (iii) provision of consultancy services and (iv) corporate. These operating segments are based on the internal reports that are reviewed and used by the Board of Directors (who are identified as the Chief Operating Decision Makers (‘CODM’)) in assessing performance and in determining the allocation of resources.

The CODM reviews EBITDA (earnings before interest, tax, depreciation and amortization). The accounting policies adopted for internal reporting to the CODM are consistent with those adopted in the consolidated financial statements.

The information reported to the CODM is on at least a monthly basis.

Intersegment transaction

There are no intersegment transactions. There are no intersegment sales, receivables, payables and loans.

Operating segments have been determined on the basis of reports reviewed by the executive management committee. The executive management committee ("committee") is considered to be the chief operating decision maker of the Group. The committee considers that the Group has assessed and allocated resources on this basis. The committee considers that the Group has three operating segments for the year ended March 31, 2015 and the six months ended September 30, 2015, being (1) the development, sale and distribution of 3D autostereoscopic products, (2) sales of software, and (3) provision of consultancy and other services.

Segment information for the reporting period is as follows:

For the six months ended September 30, 2015	Development, sale and distribution of 3D autostereoscopic products A$	Sales of software A$	Provision of consultancy and other services A$	Corporate A$	Total A$
Revenue
Revenue from operating activities	551,599	765,767	28,608	-	1,345,974
Interest income	-	-	-	495	495
Other income	-	-	-	30,303	30,303
Segment Revenue	551,599	765,767	28,608	30,798	1,376,772

For the year ended March 31, 2015	Development, sale and distribution of 3D autostereoscopic products A$	Sales of software A$	Provision of consultancy and other services A$	Corporate A$	Total A$
Revenue
Revenue from operating activities	973,463	1,222,892	105,867	-	2,302,222
Interest income	-	-	-	254	254
Other income	-	-	-	37,382	37,382
Segment Revenue	973,463	1,222,892	105,867	37,636	2,339,858

NOTE 4. REVENUE AND SEGMENT INFORMATION (Continued)

The geographic information analyses the Group’s revenue by the Company’s country of domicile and other countries. In presenting the geographic information, segment revenue has been based on the geographic location of customers.

Revenue by geographic location

The Group’s operations are located in the People's Republic of China ("P.R.C.") and Hong Kong. The following table provides an analysis of the Group’s sales by geographical markets based on locations of customers:

	Consolidated
	Six months ended September 30, 2015 A$	Year ended March 31, 2015 A$
Hong Kong	131,707	1,532,724
China	1,245,065	807,134

	1,376,772	2,339,858

NOTE 5. REVENUE

An analysis of the Group’s revenue for each major product and service category is as follows:

	Consolidated
	Six months ended September 30, 2015 A$	Year ended March 31, 2015 A$
Development, sales and distribution of 3D autostereoscopic products	551,599	973,463
Sales of software	765,767	1,222,892
Provision of consultancy and other services	28,608	105,867

	1,345,974	2,302,222

NOTE 6. OTHER INCOME

	Consolidated
	Six months ended September 30, 2015 A$	Year ended March 31, 2015 A$
Government grants	-	28,072
Management fee income	10,403	-
Sundry income	19,900	9,310
	30,303	37,382

NOTE 7. LOSS BEFORE INCOME TAX

	Consolidated
	Six months ended September 30, 2015 A$	Year ended March 31, 2015 A$
Employee benefit expenses:
- Wages and salaries	796,932	1,173,501
- Defined contribution plan expenses cost	74,942	60,377
- Less: Labor cost allocated to projects and development	(162,946)	(286,596)
- Director’s remuneration	-	-
Total employee benefit expenses	708,928	947,282

Depreciation and amortization of non-current assets:
- Leasehold improvements	191,738	173,526
- Furniture and fixtures	120,944	180,650
- Office and laboratory equipment	76,124	99,915
- Motor vehicle	3,089	5,375
- Intangible assets	11,002	10,487
Total depreciation and amortization	402,897	469,953

	Consolidated
	Six months ended September 30, 2015 A$	Year ended March 31, 2015 A$
Rental expense on operating lease	221,303	427,530

Auditor’s remuneration	-	8,118

NOTE 8. INCOME TAX EXPENSE

Consolidated
	Six months ended September 30, 2015 A$	Year ended March 31, 2015 A$
Current tax expense	-	-
Deferred tax expense	-	-
Income tax expense	-	-

The prima-facie tax on loss before income tax is reconciled to the income tax expenses as follows:

	Consolidated
	Six months ended September 30, 2015 A$	Year ended March 31, 2015 A$
Numerical reconciliation of income tax expense to prima facie tax payable
Loss before income tax	(595,147)	(1,227,565)

Income tax expense on loss before income tax at 16.5%	(98,199)	(202,549)
Difference in P.R.C.’s tax rates	21,334	(118,463)
Add / (less) the tax effect of:
Income not subject to tax	(3)	(5)
Expenses not deductible for taxation purposes	-	22
Utilize of previously unrecognized tax losses	(65,583)	-
Tax losses and temporary differences for the year for which no deferred taxation is recognized	142,451	320,995
Income tax expense	-	-

NOTE 9. DIVIDENDS

No dividends were declared and paid during the six months period ended September 30, 2015 and for the year ended March 31, 2015.

NOTE 10. TRADE AND OTHER RECEIVABLES

	Consolidated
	September 30, 2015 A$	March 31, 2015 A$
Trade receivables	27,674	748
Less: Allowances for doubtful debts	-	-
	27,674	748

NOTE 11. INVENTORIES

Inventories consist of the following:

	Consolidated
	September 30, 2015 A$	March 31, 2015 A$
Raw materials	535,050	562,068
Finished goods – displays and other products	653,117	336,803
	1,188,167	898,871

NOTE 12. FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	Consolidated
	September 30, 2015 A$	March 31, 2015 A$
Ordinary shares – Designated at fair value through profit or loss	-	2,074,000

These financial assets represent equity securities listed on Australian Stock Exchange, namely Integrated Media Technology Limited (formerly known as China Integrated Media Corporation Limited) ("IMT"), a related company of the Company, holding with less than 20% of its voting power. At March 31, 2015, these marketable securities are stated at fair value using the market approach based on the quoted prices in active markets at the reporting date. The Company classifies the valuation techniques that use these inputs as Level 1 of fair value measurements.

On September 25, 2015, the financial assets at fair value through profit or loss were sold and transferred at fair value to a related company - Marvel Finance Limited which later became the ultimate holding company (note 27).

NOTE 13. OTHER ASSETS

	Consolidated
	September 30, 2015 A$	March 31, 2015 A$
Prepayments	751,527	482,791
Other deposits	590,710	265,855
VAT receivable	86,721	134,047
	1,428,958	882,693

NOTE 14. INTANGIBLE ASSETS

	Consolidated
	Patents and Licences A$	Computer Software A$	Total A$
Cost
At April 1, 2014	1,093,164	3,770	1,096,934
Additions	554,011	41,822	595,833
Reclassification	80,210	-	80,210
Disposals	(131,843)	-	(131,843)
Exchange difference	302,565	6,649	309,214
At March 31, 2015	1,898,107	52,241	1,950,348
Additions	354,303	-	354,303
Transferred from development projects	720,759	-	720,759
Exchange difference	241,638	2,372	244,010
At September 30, 2015	3,214,807	54,613	3,269,420

Accumulated Amortization and Impairment Losses
At April 1, 2014	-	(209)	(209)
Amortization	-	(10,487)	(10,487)
Exchange difference	-	(1,501)	(1,501)
At March 31, 2015	-	(12,197)	(12,197)
Amortization	-	(11,002)	(11,002)
Exchange difference	-	(945)	(945)
At September 30, 2015	-	(24,144)	(24,144)

Carrying Amount
At April 1, 2015	1,898,107	40,044	1,938,151
At September 30, 2015	3,214,807	30,469	3,245,276

NOTE 15. PLANT AND EQUIPMENT

	Consolidated
	Leasehold Improvements A$	Furniture and Fixtures A$	Office Equipment A$	Motor Vehicles A$	Total A$
At April 1, 2014
Cost	386,664	868,563	198,314	21,013	1,474,554
Accumulated depreciation	(107,407)	(243,909)	(60,509)	(3,327)	(415,152)
Net book amount	279,257	624,654	137,805	17,686	1,059,402

Year ended March 31, 2015
Opening net book amount	279,257	624,654	137,805	17,686	1,059,402
Additions	367,819	168,069	216,092	-	751,980
Reclassification	404,841	(246,327)	6,899	-	165,413
Depreciation expenses	(173,526)	(180,650)	(99,915)	(5,375)	(459,466)
Disposals	-	(72,682)	-	-	(72,682)
Exchange difference	141,968	92,367	46,434	3,259	284,028
Closing net book amount	1,020,359	385,431	307,315	15,570	1,728,675

At March 31, 2015
Cost	1,349,434	790,113	494,162	25,771	2,659,480
Accumulated depreciation	(329,075)	(404,682)	(186,847)	(10,201)	(930,805)
Net book amount	1,020,359	385,431	307,315	15,570	1,728,675

Six months ended September 30, 2015
Opening net book amount	1,020,359	385,431	307,315	15,570	1,728,675
Additions	68,020	18,092	33,719	-	119,831
Depreciation expenses	(191,738)	(120,944)	(76,124)	(3,089)	(391,895)
Exchange difference	70,272	24,947	22,390	597	118,206
Closing net book amount	966,913	307,526	287,300	13,078	1,574,817

At September 30, 2015
Cost	1,513,090	875,567	570,338	26,941	2,985,936
Accumulated depreciation	(546,177)	(568,041)	(283,038)	(13,863)	(1,411,119)
Net book amount	966,913	307,526	287,300	13,078	1,574,817

NOTE 16. CAPITALIZED DEVELOPMENT COSTS

Capitalized development costs represent the development costs directly attributable to and incurred for several internal technology projects of the Group, which are in cooperation with the universities and professional technology institutions in Hong Kong for developing innovative technology to be applied in the existing and new 3D related products of the Group. These costs have been capitalized as assets in the consolidated statements of financial position. Cost model is applied for development projects which require these assets to be carried at cost less any accumulated impairment losses.

NOTE 17. TRADE AND OTHER LIABILITIES

	Consolidated
	September 30, 2015 A$	March 31, 2015 A$
Trade payables	43,390	126,275
Accruals and other payables	50,077	132,402
	93,468	258,677

NOTE 18. ISSUED CAPITAL

(a)	Share capital
Group
	September 30, 2015		March 31, 2015

	Number of shares	A$	Number of shares	A$
Ordinary Shares fully paid	3,000	5,534,700	30,000,000	5,534,700

(b)	Movements in share capital
	Number of Shares	A$

March 31, 2015 and April 1, 2015	30,000,000	5,534,700
Consolidation of ordinary shares	(29,997,000)	-
September 30, 2015	3,000	5,534,700

On September 30, 2015, the Company consolidated the number of ordinary shares from 30,000,000 shares into 3,000 shares.

There is only one class of share on issue being ordinary fully paid shares. Holders of ordinary shares are treated equally in all respects regarding voting rights and with respect to the participation in dividends and in the distribution of surplus assets upon a winding up. The fully paid ordinary shares have no par value.

(c)	Options on issue

There were no share options issued and outstanding during and at the end of the financial period.

NOTE 19. COMMITMENTS

(a)	Non-cancellable operating leases

The Group has entered into commercial leases for rental accommodation and certain items of plant and equipment.

	Consolidated
	September 30, 2015	March 31, 2015
	A$	A$

Committed at the reporting date but not recognized as liabilities, which are payable:
- Within one year	396,265	478,514
- Two to five years	297,102	387,051
	693,367	865,565

(b)	Contractual commitments

As at September 30, 2015 and March 31, 2015, the Group had contractual commitments for certain development projects of approximately $153,000 and $277,000 respectively which are payable after period / year ended.

(c)	Capital commitments

As at September 30, 2015 and March 31, 2015, the Group had internal capital commitment for the investment in a PRC subsidiary of RMB16,060,000 and RMB20,456,000 respectively (approximately $2,963,000 and $3,459,000 respectively).

NOTE 20. PROVISIONS

	Consolidated
	September 30, 2015 A$	March 31, 2015 A$
Employee benefits	-	10,781

NOTE 21. AMOUNTS DUE TO RELATED PARTIES

As at September 30, 2015, the amount was due to a related party, controlled and managed by the sole director, Dr. Herbert Ying Chiu LEE, which is unsecured, non-interest bearing and repayable on demand.

As at March 31, 2015, the amount was due to the director, Dr. Herbert Ying Chiu LEE, which is unsecured, non-interest bearing and repayable on demand.

NOTE 22. CONTROLLED ENTITIES

	Country of Incorporation	Percentage Owned
		September 30, 2015	March 31, 2015
Parent Entity: Marvel Digital Limited	Hong Kong
Subsidiaries of Marvel Digital Limited:
Visumotion International Limited	Hong Kong	100% (direct)	100% (direct)
Marvel Digital (Shenzhen) Limited	P.R.C.	100% (direct)	100% (indirect)

NOTE 23. RELATED PARTY TRANSACTIONS

Transactions with related parties include the following:

(a)	Transactions with key management personnel

The director received no fees or other emoluments for his services rendered to the Group during the period / year.

(b)	Other related party transactions

During the period, the Group has the following material transactions with its related parties:

	Consolidated
	For the six months ended September 30, 2015	For the year ended March 31, 2015
	A$	A$
Sales of products to related parties [1]	1,132,240	586,324
Purchases from a related party [1]	713	-
Disposals of furniture and equipment to the director	-	72,682
Disposals of intangible assets to the director	-	131,843
Disposals of development projects to the director	-	180,192
Disposals of financial assets at fair value through profit or loss to a related party [1]	2,074,000	-

1 Our director, Dr. Herbert Ying Chiu LEE, has control over the above related parties.

NOTE 24. PARENT ENTITY INFORMATION

Set out below is the supplementary information about the parent entity.

Statement of Comprehensive Income
	Company
	Six months ended September 30, 2015 A$	Year ended March 31, 2015 A$
(Loss) / Profit after income tax	(863,322)	168,375
Other comprehensive income	1,189,500	224,267
Total comprehensive (loss) / income	326,178	392,642

Statement of Financial Position

	Company
	September 30, 2015	March 31, 2015
	A$	A$
Total non-current assets	5,566,048	3,608,376
Total current assets	4,406,237	3,154,208
Total assets	9,972,285	6,762,584
Total current liabilities	4,883,722	2,000,199
Total liabilities	4,883,722	2,000,199
Total assets less liabilities	5,088,563	4,762,385

Equity
Issued capital	5,534,700	5,534,700
Reserves	59,400	(1,130,100)
(Accumulated losses) / Retained earnings	(505,537)	357,785
Total equity	5,088,563	4,762,385

Guarantees entered into by the parent entity in relation to the debts of its subsidiary

The parent entity is not party to a deed of cross guarantee with any of its subsidiaries.

Significant accounting policies

The accounting policies of the parent entity are consistent with those of the Group, as disclosed in Note 3, except for:

-	Investments in subsidiaries are accounted for at cost, less any impairment, in the parent entity
-	Dividends received from subsidiaries are recognized as other income by the parent entity and its receipt may be an indicator of impairment.

NOTE 25. CASH FLOW INFORMATION

	Consolidated
	Six months ended September 30, 2015	Year ended March 31, 2015
	A$	A$
CASH FLOWS FROM CHANGES IN WORKING CAPITAL
(Increase)/Decrease in assets:
Trade and other receivables	(26,926)	427,395
Inventories	(289,296)	(621,005)
Other assets	(546,265)	(400,804)
Increase / (Decrease) in liabilities:
Trade and other liabilities	(165,209)	(29,505)
Trade deposits received	3,033	(168,162)
Provision for annual leave	(10,781)	1,918
NET CASH FLOWS FROM CHANGES IN WORKING CAPITAL	(1,035,444)	(790,163)

NOTE 26. RESERVE

Other reserve

Other reserve represents the difference between the paid up capital of a subsidiary and the Company’s consideration paid for acquiring all of its equity interests pursuant to the group reorganization.

Foreign currency translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations to Australian dollars.

NOTE 27. EVENTS AFTER THE REPORTING PERIOD

1.	On 30 September 2015, Integrated Media Technology Limited (formerly known as China Integrated Media Corporation Limited)("IMT") acquired all of the issued shares of Marvel Digital Limited ("MDL"). The consideration paid was A$5,216,213 which was the amount of the net asset value of MDL. The consideration was settled by IMT issuing 26,081,065 shares at $0.20 each to the vendor, Marvel Finance Limited ("MFL"). The purchase agreement also provides that a deferred performance fee calculated at five times of the average annualized consolidated profits of MDL for the two years’ period from the completion date less the initial purchase consideration. After the completion, IMT became the holding company of the Company and MFL became the ultimate holding company of the Company.

2.	On December 11, 2015, the Group incorporated a wholly owned foreign subsidiary - Marvel Software (Shenzhen) Limited in the P.R.C. with a total registered share capital of RMB 10,000,000 and up to the date of this report, MDL has paid up approximately RMB 422,000.

3.	Up to the date of this report, the Group had outstanding internal capital commitment for investments in two PRC subsidiaries of approximately RMB 25,638,000.

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this registration statement:

Exhibit	Description

1.1^	Constitution of Registrant
4.1^	Share Sale and Purchase Agreement for the purchase of 100% in Marvel Digital Limited between Marvel Finance Limited and IMT dated May 14, 2015
4.2^	Share Sale and Purchase Agreement for the purchase of 100% in Conco International Co. Limited between Jeffrey Chang Ming-Yih and IMT dated December 22, 2014
4.3^	Shareholder Agreement between Conco International Co., Limited and Kaijuyuan Technology Co., Limited to establish a joint venture company (now known as Global Vantage Audio Limited) dated May 8, 2015
4.4^	Consulting Agreement between IMT and BDO Partnership SA Pty Limited for the provision of Company Secretarial services dated November 6, 2015
4.5^	Directors agreement between IMT and Dr. Man Chung Chan dated January 1, 2016
4.6^	Directors agreement between IMT and Dr. Chang Yuen Chan dated March 22, 2016
4.7^	Directors agreement between IMT and Wilton Timothy Carr Ingram dated April 28, 2016
4.8^	Directors agreement between IMT and Con Unerkov dated April 28, 2016
4.9^	Employment agreement between IMT and Dr. Herbert Ying Chiu Lee dated January 1, 2016
8.1^	List of subsidiaries
15.1^	Consent of Independent Registered Public Accounting Firm
15.2^	Consent of Frost & Sullivan

^	Incorporated herein.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Integrated Media Technology Limited

/s/ Herbert Ying Chiu Lee
By: Herbert Ying Chiu Lee Title: Chief Executive Officer

Date: May 8, 2017